Rowan Companies plc

Annual Report for the Year Ended December 31, 2011

Note: On May 4, 2012, we completed the reorganization of Rowan Companies, Inc. ("Rowan Delaware"), pursuant to which Rowan Companies plc became the publicly-held parent company of Rowan Delaware and its subsidiaries. We refer to this transaction as the redomestication. Prior to the redomestication, on February 28, 2012, Rowan Delaware filed with the Securities and Exchange Commission ("SEC") its Form 10-K for the year ended December 31, 2011 (the "Form 10-K"), which it amended on Form 10-K/A on April 30, 2012 (the "Form 10-K/A"). For purposes of SEC filings, Rowan Companies plc is now the "successor issuer" to Rowan Delaware. Following the redomestication, our Annual Report for the year ended December 31, 2011 includes the following documents included herein:

- the consolidated financial statements of Rowan Delaware for the year ended December 31, 2011, included as Exhibit 99 to our Form 8-K filed with the SEC on May 16, 2012. These consolidated financial statements only amended and restated Part II, Item 8 of the Form 10-K and the remainder of the Form 10-K remained unchanged. The financial statements included in Part II, Item 8 were amended and restated only to include Note 16 to provide consolidating financial information in accordance with Rule 3-10 of Regulation S-X which was required as a result of the guarantee by Rowan Companies plc of Rowan Delaware's 4.875% senior notes issued on May 21, 2012.

- the Form 10-K, of which Part II, Item 8 was superseded by the consolidated financial statements described above.

- the Form 10-K/A, which provided the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K because a definitive proxy statement containing such information could not be filed within 120 days after December 31, 2011 due to the closing of the redomestication on May 4, 2012. Please note that the information contained in the Form 10-K/A (other than the executive officers listed under Item 10) is also included in Rowan Companies plc's proxy statement for the General Meeting of Shareholders to be held on July 25, 2012.

EXHIBIT 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rowan Companies, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Rowan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rowan Companies, Inc. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, on June 22, 2011, and September 1, 2011, the Company completed the sale of its wholly owned manufacturing subsidiary, LeTourneau Technologies, Inc., and land drilling services business, respectively. Furthermore, as discussed in Note 16 to the consolidated financial statements, the Company has presented condensed consolidating financial information of certain subsidiaries.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Houston, Texas
February 27, 2012 (May 16, 2012, as to Note 16)

Rowan Companies, Inc.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Rowan is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.

We are required to assess the effectiveness of our internal controls relative to a suitable framework. The Committee of Sponsoring Organizations of the Treadway Commission (COSO) developed a formalized, organization-wide framework that embodies five interrelated components — the control environment, risk assessment, control activities, information and communication and monitoring, as they relate to three internal control objectives — operating effectiveness and efficiency, financial reporting reliability and compliance with laws and regulations.

Our assessment included an evaluation of the design of our internal control over financial reporting relative to COSO and testing of the operational effectiveness of our internal control over financial reporting. Based upon our assessment, we have concluded that our internal controls over financial reporting were effective as of December 31, 2011.

The registered public accounting firm Deloitte & Touche LLP has audited Rowan's consolidated financial statements included in our 2011 Annual Report on Form 10-K and has issued an attestation report on the Company's internal control over financial reporting.

/s/ W. MATT RALLS
W. Matt Ralls
President and Chief Executive Officer

February 27, 2012

/s/ W. H. WELLS
W. H. Wells
Senior Vice President, Chief Financial Officer and Treasurer

February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rowan Companies, Inc.
Houston, Texas

We have audited the internal control over financial reporting of Rowan Companies, Inc and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, of the Company and our report dated February 27, 2012 (May 16, 2012, as to Note 16), expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's completed sale of its wholly owned manufacturing subsidiary, LeTourneau Technologies, Inc., and land drilling services business on June 22, 2011, and September 1, 2011, respectively.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 27, 2012

Rowan Companies, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands, except share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 438,853	$ 437,479
Restricted cash	-	15,265
Receivables - trade and other	283,592	269,896
Prepaid expenses and other current assets	44,586	31,646
Deferred income taxes - net	27,023	13,043
Assets of discontinued operations	27,661	1,007,924
Total current assets	821,715	1,775,253
PROPERTY, PLANT AND EQUIPMENT:		
Drilling equipment	6,179,587	3,799,902
Construction in progress	711,558	1,584,802
Other property and equipment	138,177	145,698
Property, plant and equipment - gross	7,029,322	5,530,402
Less accumulated depreciation and amortization	1,350,609	1,185,880
Property, plant and equipment - net	5,678,713	4,344,522
Other assets	97,417	97,682
TOTAL ASSETS	$ 6,597,845	$ 6,217,457
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 45,023	$ 52,166
Accounts payable - trade	111,082	81,715
Deferred revenues	36,220	7,748
Accrued liabilities	131,041	124,539
Liabilities of discontinued operations	25,005	378,797
Total current liabilities	348,371	644,965
Long-term debt - less current maturities	1,089,335	1,133,745
Other liabilities	357,709	251,145
Deferred income taxes - net	476,443	435,292
Commitments and contingent liabilities (Note 7)	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par value, 5,000,000 shares authorized, issuable in series:		
Series A Junior Preferred Stock, 1,500,000 shares authorized, none issued	-	-
Common stock, $0.125 par value, 150,000,000 shares authorized, 127,577,530 shares and 126,346,627 shares issued at December 31, 2011 and 2010, respectively	15,947	15,794
Additional paid-in capital	1,478,233	1,433,999
Retained earnings	3,186,362	2,449,521
Cost of 3,996,465 and 52,408 treasury shares at December 31, 2011 and 2010, respectively	(128,884)	(1,509)
Accumulated other comprehensive loss	(225,671)	(145,495)
Total stockholders' equity	4,325,987	3,752,310
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,597,845	$ 6,217,457

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
REVENUES	$ 939,229	$ 1,017,705	$ 1,043,003
COSTS AND EXPENSES:			
Direct operating costs (excluding items below)	508,066	416,832	404,313
Depreciation and amortization	183,903	138,301	123,940
Selling, general and administrative	88,278	78,658	65,953
Loss (gain) on disposals of property and equipment	(1,577)	402	(5,543)
Material charges and other operating expenses	10,976	5,250	-
Total costs and expenses	789,646	639,443	588,663
INCOME FROM OPERATIONS	149,583	378,262	454,340
OTHER INCOME (EXPENSE):			
Interest expense, net of interest capitalized	(20,071)	(24,879)	(8,028)
Interest income	730	1,289	1,194
Gain on debt extinguishment	-	5,324	-
Other - net	(162)	(461)	12
Total other income (expense) - net	(19,503)	(18,727)	(6,822)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	130,080	359,535	447,518
(Benefit) provision for income taxes	(5,659)	91,934	119,186
NET INCOME FROM CONTINUING OPERATIONS	135,739	267,601	328,332
DISCONTINUED OPERATIONS:			
Income from discontinued operations, net of tax	3,107	12,394	39,172
Gain on sale of discontinued operations, net of tax	597,995	-	-
Discontinued operations, net of tax	601,102	12,394	39,172
NET INCOME	$ 736,841	$ 279,995	$ 367,504
INCOME PER SHARE - BASIC:			
Income from continuing operations	$ 1.09	$ 2.29	$ 2.89
Discontinued operations	$ 4.80	$ 0.10	$ 0.35
Net income	$ 5.89	$ 2.39	$ 3.24
INCOME PER SHARE - DILUTED:			
Income from continuing operations	$ 1.07	$ 2.25	$ 2.89
Discontinued operations	$ 4.76	$ 0.11	$ 0.35
Net income	$ 5.83	$ 2.36	$ 3.24

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		
	2011	2010	2009
		(In thousands)	
NET INCOME	$ 736,841	$ 279,995	$ 367,504
Other comprehensive income (loss):			
Pension and other postretirement benefit adjustments, net of income tax expense (benefit) of ($43,172), $2,599 and $35,912, respectively	(80,176)	4,826	66,695
COMPREHENSIVE INCOME	$ 656,665	$ 284,821	$ 434,199

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Shares of common stock outstanding	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total stockholders' equity
				(In thousands)			
Balance, December 31, 2008	113,036	$ 14,141	$ 1,063,202	$ 1,802,022	$ (2,533)	$ (217,016)	$ 2,659,816
Stock issued under share-based compensation plans	797	96	336	-	1,124	-	1,556
Stock-based compensation	-	-	12,127	-	-	-	12,127
Excess tax benefit from stock-based compensation plans	-	-	2,672	-	-	-	2,672
Retirement benefit adjustments, net of taxes of $35,912	-	-	-	-	-	66,695	66,695
Net income	-	-	-	367,504	-	-	367,504
Balance, December 31, 2009	113,833	14,237	1,078,337	2,169,526	(1,409)	(150,321)	3,110,370
Stock issued to acquire SKDP	11,725	1,466	336,441	-	-	-	337,907
Stock issued under share-based compensation plans	736	91	4,343	-	(100)	-	4,334
Stock-based compensation	-	-	14,466	-	-	-	14,466
Excess tax benefit from stock-based compensation plans	-	-	412	-	-	-	412
Retirement benefit adjustments, net of taxes of $2,599	-	-	-	-	-	4,826	4,826
Net income	-	-	-	279,995	-	-	279,995
Balance, December 31, 2010	126,294	15,794	1,433,999	2,449,521	(1,509)	(145,495)	3,752,310
Stock issued under share-based compensation plans	1,206	153	14,907	-	(2,362)	-	12,698
Shares reacquired	(3,919)	-	-	-	(125,013)	-	(125,013)
Stock-based compensation	-	-	24,199	-	-	-	24,199
Excess tax benefit from stock-based compensation plans	-	-	5,128	-	-	-	5,128
Retirement benefit adjustments, net of taxes of ($43,172)	-	-	-	-	-	(80,176)	(80,176)
Net income	-	-	-	736,841	-	-	736,841
Balance, December 31, 2011	123,581	$ 15,947	$ 1,478,233	$ 3,186,362	$ (128,884)	$ (225,671)	$ 4,325,987

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2011	2010	2009
		(In thousands)	
CASH PROVIDED BY OPERATIONS:			
Net income	$ 736,841	$ 279,995	$ 367,504
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	204,872	186,563	171,445
Provision for pension and postretirement benefits	20,115	33,960	39,664
Stock-based compensation expense	22,088	15,578	13,034
Postretirement benefit claims paid	(2,926)	(3,588)	(3,495)
Loss (gain) on disposals of property, plant and equipment	(4,100)	788	(5,748)
Deferred income taxes	(21,492)	45,164	15,771
Contributions to pension plans	(53,394)	(57,266)	(36,248)
Gain on sale of land drilling operations	(212,891)	-	-
Gain on sale of manufacturing operations	(670,614)	-	-
Material charges	8,000	42,024	-
Estimated net benefits from income tax claims	-	-	(25,392)
Changes in current assets and liabilities:			
Receivables - trade and other	22,825	(34,268)	147,340
Inventories	(104,468)	65,177	92,357
Prepaid expenses and other current assets	303	9,208	(17,278)
Accounts payable	44,784	(34,799)	(134,648)
Accrued income taxes	(6,097)	(30,555)	(17,327)
Deferred revenues	41,428	14,048	(34,688)
Billings in excess of costs and estimated profits on uncompleted contracts	29,493	(17,311)	(31,893)
Other current liabilities	10,263	6,381	3,209
Net changes in other noncurrent assets and liabilities	29,649	(12,937)	487
Net cash provided by operations	94,679	508,162	544,094
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Capital expenditures	(1,517,674)	(490,560)	(566,383)
Proceeds from disposals of property, plant and equipment	5,734	3,267	8,592
(Increase) decrease in restricted cash	15,265	(15,265)	-
Proceeds from sale of manufacturing operations, net	1,041,861	-	-
Proceeds from sale of land drilling operations, net	513,619	-	-
Net cash used in acquisition of SKDP	-	(17,681)	-
Net cash provided by (used in) investing activities	58,805	(520,239)	(557,791)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Repayments of borrowings	(52,166)	(594,013)	(64,922)
Proceeds from borrowings, net of issue costs	-	395,517	491,729
Proceeds from stock option and convertible debenture plans	19,941	7,959	1,471
Excess tax benefits from stock-based compensation	5,128	412	2,672
Payments to acquire treasury stock	(125,013)	-	-
Net cash provided by (used in) financing activities	(152,110)	(190,125)	430,950
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,374	(202,202)	417,253
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	437,479	639,681	222,428
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 438,853	$ 437,479	$ 639,681

See Notes to Consolidated Financial Statements.

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Rowan Companies, Inc., together with its subsidiaries (hereafter referred to as "Rowan" or the "Company"), is a major provider of international and domestic offshore oil and gas contract drilling services and provides its services utilizing a fleet of 31 self-elevating mobile offshore "jack-up" drilling units. The Company's primary focus is on high-specification and premium jack-up rigs, which its customers use for exploratory and development drilling and, in certain areas, well workover operations. Additionally, the Company has three ultra-deepwater drillships under construction, the first of which is scheduled for delivery in late 2013.

Rowan conducts offshore drilling operations in various markets throughout the world including the Middle East, the U.S. Gulf of Mexico and the North Sea, among others.

The consolidated financial statements are presented in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Rowan Companies, Inc. and its subsidiaries, all of which are wholly owned. Intercompany balances and transactions are eliminated in consolidation.

In June and September 2011, the Company completed the sales of its manufacturing and land drilling operations, respectively. The Company's manufacturing operations were previously reported as the "Drilling Products and Systems" and the "Mining, Forestry and Steel Products" segments, and land drilling operations were previously reported as a component of the "Drilling Services" segment. The Company does not currently segment its continuing offshore drilling business for reporting purposes. Results of manufacturing and land drilling operations have been reclassified to discontinued operations for all periods presented. Similarly, assets and liabilities of discontinued operations have been segregated and included in "Assets of discontinued operations" and "Liabilities of discontinued operations," as appropriate, in the Consolidated Balance Sheets at December 31, 2011 and 2010 (see Note 3). As permitted under GAAP, the Company has chosen not to separately disclose cash flows pertaining to discontinued operations in the statement of cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Rowan's drilling contracts generally provide for payment on a daily rate basis, and revenues are recognized as the work progresses with the passage of time. Rowan frequently receives lump-sum payments at the outset of a drilling assignment for equipment moves or modifications. Lump-sum fees received for equipment moves (and related costs) and fees received for equipment modifications or upgrades are initially deferred and amortized on a straight-line basis over the primary term of the drilling contract. The costs of contractual equipment modifications or upgrades and the costs of the initial move of newly acquired rigs are capitalized and depreciated in accordance with the Company's fixed asset capitalization policy. The costs of moving equipment while not under contract are expensed as incurred. Drilling revenues received but unearned are included in current and long-term liabilities and totaled $58.4 million and $7.7 million at December 31, 2011 and 2010, respectively. Deferred drilling costs are included in prepaid expenses and other assets and totaled $33.0 million and $22.3 million at December 31, 2011 and 2010, respectively.

Rowan recognizes revenue for certain reimbursable costs. Each reimbursable item and amount is stipulated in the Company's contract with the customer, and such items and amounts frequently vary between contracts. The Company recognizes reimbursable costs on the gross basis, as both revenues and expenses, because Rowan is the primary obligor in the arrangement, has discretion in supplier selection, is involved in determining product or service specifications and assumes full credit risk related to the reimbursable costs.

Cash Equivalents

Cash equivalents consist of highly liquid temporary cash investments with maturities no greater than three months at the time of purchase.

Accounts Receivable and Allowance for Doubtful Accounts

The Company assesses the collectability of receivables and records adjustments to an allowance for doubtful accounts, which is recorded as an offset to accounts receivable, to cover the risk of credit losses. The allowance is based on historical and other factors that predict collectability, including write-offs, recoveries and the monitoring of credit quality. The Company's allowance for doubtful accounts was $0.3 million at December 31, 2011 and 2010, respectively.

Receivables included unreimbursed costs related to the salvage of lost or damaged rigs and related equipment totaling $4.6 million and $10.4 million at December 31, 2011 and 2010, respectively.

Property and Depreciation

Rowan provides depreciation for financial reporting purposes under the straight-line method over the asset's estimated useful life from the date the asset is placed into service until it is sold or becomes fully depreciated. Estimated useful lives and salvage values are presented below:

	Life (in years)	Salvage Value
Jack-up drilling rigs:		
Hulls	35	20%
Legs	30	20%
Quarters	25	20%
Drilling equipment	10 to 25	20%
Drill pipe and tubular equipment	4	10%
Other property and equipment	3 to 30	various

Expenditures for new property or enhancements to existing property are capitalized and depreciated over the asset's estimated useful life. Expenditures for maintenance and repairs are charged to operations as incurred. As assets are sold or retired, property cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in results of operations. Rowan capitalizes a portion of interest cost incurred during the construction period. The Company capitalized interest in the amount of $54.5 million in 2011, $40.0 million in 2010, and $21.5 million in 2009. Long-lived assets are reviewed for impairment at least annually, or whenever circumstances indicate their carrying amounts may not be recoverable, based upon estimated future cash flows. Impairment, if any, is measured as the excess of an asset's carrying amount over its estimated fair value. No impairment charges for long-lived assets attributable to continuing operations were required in 2011, 2010 or 2009.

In connection with the sale of LeTourneau, the Company took ownership of a land rig that LeTourneau was constructing on behalf of a customer, plus a related customer deposit. The Company is holding the asset for sale and recorded an $8 million impairment charge, which is included in pretax loss for discontinued manufacturing operations for 2011. Fair value was estimated based on equipment broker quotes, less anticipated selling costs. Such inputs are considered Level 3 fair value inputs, which are unobservable inputs and considered the lowest level in the fair value hierarchy.

Repairs and maintenance expense attributable to continuing operations totaled $97.6 million in 2011, $70.3 million in 2010, and $74.4 million in 2009.

Foreign Currency Transactions

The U.S. dollar is the functional currency for all of Rowan's operations. Non-U.S. subsidiaries translate their nonmonetary assets at exchange rates prevailing at the time they were acquired; monetary assets and liabilities are translated at year-end rates. Resulting translation gains and losses and foreign currency transaction gains and losses are included in "other income" on the Company's Consolidated Statements of Income. In order to reduce the impact of exchange rate fluctuations, Rowan generally requires customer payments to be in U.S. dollars and generally limits foreign currency holdings to the extent they are needed to pay liabilities denominated in such currencies. The Company recognized net foreign currency losses of $0.8 million in 2011, $0.4 million in 2010 and $0.1 million in 2009.

Income Taxes

Rowan recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets that are not likely to be realized. See Note 10 for further information regarding the Company's income tax assets and liabilities.

Historically, the Company has conducted its foreign operations through U.S. subsidiaries, which resulted in income tax at or near the U.S. statutory rate of 35%. In 2009, the Company began operating many of its foreign-based rigs through its international subsidiaries, and has asserted that such earnings are permanently reinvested abroad. The Company does not provide deferred income taxes on undistributed foreign earnings considered to be permanently invested abroad.

Environmental Costs

Environmental remediation costs are accrued using estimates of future monitoring, testing and clean-up costs where it is probable that such costs will be incurred. Estimates of future monitoring, testing and clean-up costs, and assessments of the probability that such costs will be incurred incorporate many factors, including approved monitoring, testing and/or remediation plans; ongoing communications with environmental regulatory agencies; the expected duration of remediation measures; historical monitoring, testing and clean-up costs, and current and anticipated operational plans and manufacturing processes. Ongoing environmental compliance costs are expensed as incurred, and expenditures to mitigate or prevent future environmental contamination are capitalized. Environmental liabilities at December 31, 2011 and 2010, were not material.

Income Per Common Share

Basic income per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share includes the additional effect of all potentially dilutive securities, which includes nonvested restricted stock and units, dilutive stock options and appreciation rights, and contingently issuable shares, if any, such as performance-based stock awards.

A reconciliation of shares for basic and diluted income per share for each of the past three years is set forth below. There were no income adjustments to the numerators of the basic or diluted computations for the periods presented (in thousands):

	2011	2010	2009
Average common shares outstanding	125,044	117,021	113,515
Add dilutive securities:			
Nonvested restricted stock and units	765	1,270	-
Employee and director stock options	298	417	69
Stock appreciation rights and other	286	110	-
Average shares for diluted computations	126,393	118,818	113,584

Options and other potentially dilutive securities are antidilutive and excluded from the dilutive calculations when their exercise or conversion price exceeds the average stock market price during the period. The following table sets forth the share effects of securities excluded from the diluted calculations because they were antidilutive for the years indicated. Such securities could potentially dilute earnings per share in the future (in thousands):

	2011	2010	2009
Employee and director stock options	42	153	1,481
Stock appreciation rights and other	266	-	85
Total potentially dilutive shares	308	153	1,566

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) for 2011, 2010 and 2009, consisted solely of adjustments relating to pension and other postretirement benefits, the components of which were as follows, net of income taxes (in thousands):

	2011	2010	2009
Net (loss) gain arising during the period	$ (79,888)	$ (3,779)	$ 14,225
Prior service (cost) credit arising during the period	-	-	43,703
Amortization of (gain) loss	14,135	12,648	10,721
Amortization of transition obligation	552	430	431
Amortization of prior service cost (credit)	(14,975)	(4,473)	(2,385)
Total other comprehensive income (loss), net of tax	$ (80,176)	$ 4,826	$ 66,695

See Note 9 for further information regarding the Company's pension and other postretirement benefits.

New Accounting Standards

In June 2011, the FASB issued an update on the presentation of other comprehensive income. Under this update, entities will be required to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The current option to report other comprehensive income and its components in the statement of changes in equity has been eliminated. This update is effective for interim and annual periods beginning on or after December 15, 2011. We do not believe the adoption of this update will have a material impact on our consolidated financial statements.

NOTE 3 – DISCONTINUED OPERATIONS

On June 22, 2011, the Company completed the sale of its wholly owned manufacturing subsidiary, LeTourneau Technologies, Inc, ("LeTourneau"), at a price of $1.1 billion in cash, less a post-closing working capital adjustment in the amount of $46.7 million, and recognized a pretax gain on sale of $670.6 million ($443.6 million, net of tax) in 2011. The operations of LeTourneau have been included in "Discontinued operations, net of tax," in the Consolidated Statements of Income for all years presented.

In connection with the sale, the Company entered into certain other agreements with LeTourneau including a facilities lease agreement, an employee services agreement, and an amendment to the construction contract for the *Joe Douglas* drilling rig in order for the Company to direct the completion of construction, commissioning and delivery of the rig. The lease and employee services agreements shall terminate at the earliest of (i) 120 days following completion of construction, (ii) one year following the Closing Date or (iii) the effective date of any other termination of the lease or employee services agreements pursuant to the agreements. Costs incurred in connection with the facilities lease and employee services agreements were capitalized as part of the cost of the rig, which was delivered in December 2011.

On September 1, 2011, the Company completed the sale of its land drilling services business for $510 million in cash, plus a working capital adjustment of $7.9 million, and recognized a pretax gain on sale of $212.9 million ($154.3 million, net of tax) in 2011. The results of land drilling services have been reclassified to discontinued operations for all years presented.

The following table sets forth the components of "Discontinued operations, net of tax," for 2011, 2010 and 2009 (in thousands):

	2011		
	Manufacturing	Drilling	Total
Revenues	$ 224,488	$ 126,957	$ 351,445
Pretax income (loss)	$ (8,583)	$ 16,623	$ 8,040
Provision (benefit) for taxes on income	1,507	3,426	4,933
Income (loss) from discontinued operations, net of tax	(10,090)	13,197	3,107
Pretax gain on sale of discontinued operations	670,614	212,891	883,505
Provision for tax on gain on sale	226,965	58,545	285,510
Gain on sale of discontinued operations, net of tax	443,649	154,346	597,995
Discontinued operations, net of tax	$ 433,559	$ 167,543	$ 601,102

	2010		
	Manufacturing	Drilling	Total
Revenues	$ 610,441	$ 191,061	$ 801,502
Pretax income (loss)	$ (1,276)	$ 20,758	$ 19,482
Provision (benefit) for taxes on income	(569)	7,657	7,088
Discontinued operations, net of tax	$ (707)	$ 13,101	$ 12,394

	2009		
	Manufacturing	Drilling	Total
Revenues	$ 555,284	$ 171,893	$ 727,177
Pretax income (loss)	$ 35,790	$ 17,783	$ 53,573
Provision (benefit) for taxes on income	8,303	6,098	14,401
Discontinued operations, net of tax	$ 27,487	$ 11,685	$ 39,172

In connection with the sale of LeTourneau, the Company took ownership of a land rig that LeTourneau was constructing on behalf of a customer, plus a related customer deposit. The Company is holding the asset for sale and recorded an $8 million impairment charge, which is included in pretax loss for discontinued manufacturing operations for 2011. The asset and related deposit are classified as other assets and deferred revenues, respectively, at December 31, 2011, in the table of assets and liabilities of discontinued operations below.

Pretax loss for manufacturing in 2010 included a $42.0 million charge attributable to an increase in an inventory valuation reserve.

The following assets and liabilities have been segregated and included in "Assets of discontinued operations" and "Liabilities of discontinued operations," as appropriate, in the Consolidated Balance Sheets at December 31 (in thousands):

	2011			2010		
	Manufacturing	Drilling	Total	Manufacturing	Drilling	Total
Cash and cash equivalents	$ -	$ -	$ -	$ -	$ -	$ -
Receivables - trade and other	-	4,000	4,000	106,705	41,280	147,985
Inventories - raw materials and supplies	-	-	-	277,527	-	277,527
Inventories - work-in-progress	-	-	-	70,114	-	70,114
Inventories - finished goods	-	-	-	212	-	212
Prepaid expenses and other current assets	-	-	-	37,368	332	37,700
Property and equipment, net	-	-	-	137,624	311,291	448,915
Net deferred tax assets	-	-	-	23,687	215	23,902
Other assets	23,661	-	23,661	1,569	-	1,569
Assets of discontinued operations	$ 23,661	$ 4,000	$ 27,661	$ 654,806	$ 353,118	$ 1,007,924
Accounts payable - trade	$ -	$ -	$ -	$ 29,274	$ 5,876	$ 35,150
Deferred revenues	20,122	-	20,122	143,950	1,748	145,698
Billings in excess of costs and estimated profits on uncompleted contracts	-	-	-	7,915	-	7,915
Accrued compensation and related costs	-	-	-	20,217	2,738	22,955
Net deferred tax liabilities	-	-	-	19,778	95,957	115,735
Other current liabilities	1,183	3,700	4,883	47,737	3,607	51,344
Liabilities of discontinued operations	$ 21,305	$ 3,700	$ 25,005	$ 268,871	$ 109,926	$ 378,797

NOTE 4 – ACCRUED LIABILITIES

Accrued liabilities at December 31 consisted of the following (in thousands):

	2011	2010
Pension and other postretirement benefits	$ 55,244	$ 57,245
Compensation and related employee costs	31,205	20,681
Interest	25,477	25,962
Income taxes	9,878	10,847
Taxes and other	9,237	9,804
Total accrued liabilities	$ 131,041	$ 124,539

NOTE 5 – LONG-TERM DEBT

Long-term debt at December 31 consisted of the following (in thousands):

	2011	2010
5.88% Title XI note payable, due March 2012, secured by the *Gorilla VI*	$ 7,109	$ 21,361
2.80% Title XI note payable, due October 2013, secured by the *Gorilla VII*	30,898	46,348
5.0% Senior Notes, due September 2017, net of discount (5.1% effective rate)	398,394	398,111
4.33% Title XI note payable, due May 2019, secured by the *Scooter Yeargain*	45,598	51,678
7.875% Senior Notes, due August 2019, net of discount (8.0% effective rate)	497,511	497,181
3.525% Title XI note payable, due May 2020, secured by the *Bob Keller*	50,801	56,779
3.158% Title XI note payable, due July 2021, secured by the *Bob Palmer*	104,047	114,453
Total long-term debt	1,134,358	1,185,911
Less: Current maturities	(45,023)	(52,166)
Long-term debt, excluding current maturities	$ 1,089,335	$ 1,133,745

Maturities over the next five years are $45.0 million in 2012, $37.9 million in 2013, and $22.5 million in each of 2014, 2015, and 2016.

The Company's Title XI notes (the "Title XI Notes") are guaranteed by the U.S. Government under the U.S. Department of Transportation's Maritime Administration ("MARAD") Title XI Federal Ship Financing Program. Principal and interest on the Title XI Notes are payable semiannually on various dates throughout the year.

On August 30, 2010, Rowan issued $400 million aggregate principal amount of 5.0% Senior Notes due 2017 (the "5% Senior Notes"), in an SEC registered offering at a price to the public of 99.504% of the principal amount. Net proceeds to the Company, after underwriting discount and offering expenses, were $395.5 million, which we used in 2010 to retire high-coupon debt assumed in the Company's 2010 acquisition of Skeie Drilling & Production ASA ("SKDP"). The 5% Senior Notes will mature on September 1, 2017. Interest on the 5% Senior Notes is payable semi-annually on March 1 and September 1 of each year to the holders of record on the immediately preceding February 15 or August 15, respectively.

The Senior Notes are general unsecured, senior obligations. Accordingly, they rank:

- senior in right of payment to all of the Company's subordinated indebtedness, if any;
- *pari passu* in right of payment with any of the Company's existing and future unsecured indebtedness that is not by its terms subordinated to the Senior Notes, including any indebtedness under the Company's senior revolving credit facility (other than letter of credit reimbursement obligations that are secured by cash deposits);
- effectively junior to the Company's existing and future secured indebtedness (including indebtedness under its secured notes issued pursuant to the MARAD Title XI program to finance several offshore drilling rigs), in each case, to the extent of the value of the Company's assets constituting collateral securing that indebtedness; and
- effectively junior to all existing and future indebtedness and other liabilities of the Company's subsidiaries (other than indebtedness and liabilities owed to the Company).

The Company may, at its option, redeem any or all of the Senior Notes at any time for an amount equal to 100% of the principal amount to be redeemed plus a make-whole premium and accrued and unpaid interest to the redemption date. The Company may purchase Senior Notes in the open market, or otherwise, at any time without restriction under the indenture. The Company is not required to make mandatory redemption or sinking fund payments with respect to the 5% Senior Notes.

The indenture governing the 5% Senior Notes contains covenants that, among other things, limit the ability of the Company to (a) create liens that secure debt, (b) engage in sale and leaseback transactions and (c) merge or consolidate with another company.

In connection with the 2010 acquisition of SKDP, the Company assumed first and second lien bonds of SKDP with a par value of approximately $225 million and $267 million, respectively, as of the acquisition date. The first and second lien bonds were revalued and recognized at fair values aggregating $250 million and $279 million, respectively. The Company retired all of the SKDP debt in 2010 through a combination of open market purchases and redemption, and recognized a net gain on extinguishment of $5.3 million.

Certain of the SKDP bondholders disputed the Company's ability to call the debt in 2010; consequently, pending arbitration proceedings, the Company deposited in escrow with the bond trustee $15.3 million, which was classified as restricted cash on the Consolidated Balance Sheet at December 31, 2010, to cover interest that would accrue on the first lien bonds until their May 2011 call date, and on the second lien bonds until their respective call dates in March and July 2011. In June 2011, the Company won both arbitrations and received the $15.3 million placed in escrow plus attorneys' fees and other expenses. The effect of the settlement on results of operations was not material.

Effective June 30, 2011, the Company amended and restated its credit agreement dated September 16, 2010. Under the new agreement (the "2011 Credit Agreement"), the Company may borrow up to $500 million on a revolving basis through June 30, 2016. Interest and commitment fees payable under the 2011 Credit Agreement are based in part on the Company's then current credit ratings. The annual commitment fee is currently 0.25% of the unused commitment, and advances would currently bear interest at Libor plus 1.75% per annum. There were no amounts drawn under the 2011 Credit Agreement at December 31, 2011. The 2011 Credit Agreement limits total consolidated indebtedness and contains events of default, the occurrence of which may trigger an acceleration of amounts outstanding under the agreement.

Rowan's debt agreements contain provisions that require minimum levels of working capital and stockholders' equity, limit the amount of long-term debt, limit the ability of the Company to create liens that secure debt, engage in sale and leaseback transactions, merge or consolidate with another company and, in the event of noncompliance, restrict investment activities and asset purchases and sales, among other things. Additionally, the revolving credit facility agreement provides that the facility will not be available in the event of a material adverse change in the Company's condition, operations, business, assets, liabilities or ability to perform. The Company was in compliance with each of its debt covenants at December 31, 2011.

Rowan's debt agreements also specify the minimum insurance coverage for the Company's financed rigs. The extent of hurricane damage sustained throughout the Gulf Coast area in recent years has dramatically increased the cost and reduced the availability of insurance coverage for named windstorm losses. As a result, Rowan does not currently maintain windstorm physical damage coverage on any of its U.S. Gulf of Mexico rigs. MARAD has waived certain windstorm insurance coverage requirements under the loan agreements, for which the Company agreed to a covenant to maintain a minimum cash balance of up to $25 million, which actual amount varies depending on location of the applicable rigs, and is currently $10 million. Rowan remains subject to restrictions on the use of certain insurance proceeds should the Company experience future windstorm losses. Each of these security provisions will be released by MARAD should Rowan obtain windstorm coverage that satisfies the original terms of its debt agreements.

NOTE 6 – FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

The carrying values of the Company's cash and cash equivalents and trade receivables and payables approximated their fair values due to their short maturity.

Carrying values and fair values of the Company's debt at December 31, 2011, all of which was fixed-rate, were as follows (amounts in thousands):

	Carrying value	Fair value
5% and 7.875% Senior Notes	$ 895,905	$ 1,008,514
Government-guaranteed Title XI Notes	238,453	257,185
	$ 1,134,358	$ 1,265,699

Concentrations of Credit Risk

Rowan invests its excess cash primarily in time deposits and high-quality money market accounts at several large commercial banks with strong credit ratings, and therefore believes that its risk of loss is minimal.

The Company's customers largely consist of international oil and gas exploration companies and foreign national oil companies. Rowan routinely evaluates the credit quality of potential customers. In 2011, one customer accounted for 29% of consolidated revenues, another customer accounted for 21% and another accounted for 11% of consolidated revenues. In 2010, four customers accounted for 20%, 15%, 11% and 10% of consolidated revenues, respectively. In 2009, one customer accounted for 32% of consolidated revenues, and another customer accounted for 10% of consolidated revenues. The Company maintains reserves for credit losses and actual losses have been within management's expectations.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has operating leases covering office space and equipment. Certain of the leases are subject to escalations based on increases in building operating costs. Rental expense attributable to continuing operations was $5.6 million in 2011, $3.7 million in 2010 and $4.0 million in 2009.

At December 31, 2011, future minimum payments to be made under noncancelable operating leases were as follows (in thousands):

2012	$ 3,054
2013	2,442
2014	2,349
2015	1,912
2016	1,919
Later years	8,023
	$ 19,699

In May 2011, the Company entered into contracts with Hyundai Heavy Industries Co., Ltd for the construction of two ultra-deepwater drillships at its Ulsan, South Korea, shipyard for delivery in late 2013 and mid 2014, respectively. On October 31, 2011, the Company exercised its option for the construction of an additional drillship of the same specifications for delivery in the fourth quarter of 2014. The agreement with Hyundai also includes an option exercisable through March 30, 2012, for an additional drillship of the same specifications for delivery in the first quarter of 2015. The drillships are to be named the *Rowan Renaissance,* the *Rowan Resolute* and the *Rowan Reliance.*

The following table presents the status of the Company's rigs under construction as of December 31, 2011. Project costs include capitalized interest (in millions):

	Expected or actual delivery date	Total estimated project costs	Total costs incurred through Dec. 31, 2011	Projected costs in 2012	Projected costs in 2013	Projected costs in 2014	Total future costs
Rowan Renaissance	Dec-13	$ 749	$ 173	$ 46	$ 510	$ 20	$ 576
Rowan Resolute	Jun-14	744	171	28	148	397	573
Rowan Reliance	Dec-14	729	112	68	63	486	617
		$ 2,222	$ 456	$ 142	$ 721	$ 903	$ 1,766

Rowan periodically employs letters of credit or other bank-issued guarantees in the normal course of its businesses, and had outstanding letters of credit of approximately $43.0 million at December 31, 2011.

During 2005, Rowan lost four offshore rigs, including the *Rowan Halifax*, and incurred significant damage on a fifth as a result of Hurricanes Katrina and Rita. The Company had leased the *Rowan Halifax* under a charter agreement that commenced in 1984 and was scheduled to expire in March 2008. The rig was insured for $43.4 million, a value that Rowan believes to be more than sufficient to satisfy its obligations under the charter agreement, and by a margin sufficient to cover the $6.3 million carrying value of Rowan equipment installed on the rig. However, the parties holding interests in the rig under the charter claimed that the rig should have been insured for its fair market value and sought recovery from Rowan for compensation above the insured value. Thus, Rowan assumed no insurance proceeds related to the *Rowan Halifax* and recorded a charge during 2005 for the full carrying value of its equipment. In November 2005, the Company filed a declaratory judgment action styled *Rowan Companies, Inc. vs. Textron Financial Corporation and Wilmington Trust Company as Owner Trustee of the Rowan Halifax 116-C Jack-Up Rig* in the 215th Judicial District Court of Harris County,

Texas. The owner interests filed a counterclaim for a variety of relief, claiming a right to payment under the charter based on a post-casualty rig valuation of approximately $83 million. The insurance proceeds were placed in escrow. The district court ultimately granted judgment against Rowan for the difference between (a) what Rowan had already paid to the Owner Trustee out of the escrowed insurance proceeds (approximately $22.9 million) and (b) that rig valuation. In March 2009, the Court of Appeals for the 14th District of Texas reversed this judgment, holding that the Company's interpretation of the charter was substantially correct, but directing Rowan to pay an additional amount of approximately $3.2 million due under the charter. The Company made this payment out of the escrowed insurance proceeds. In addition, the Court of Appeals remanded the case for further proceedings in the district court to resolve additional issues and to determine the parties' respective rights to the balance of the escrowed insurance proceeds, which was approximately $21 million. The owner interests filed a motion for rehearing of the Court of Appeals' decision. In October 2009, the Court of Appeals denied the motion, but issued a substitute opinion to clarify the scope of the remand. The Court of Appeals again held that the trial court is to resolve issues concerning the proper disposition of excess insurance proceeds. The Court of Appeals further held that the owner interests' claim that Rowan breached the charter agreement by failing to maintain adequate insurance remains to be decided by the trial court. The owner interests filed another motion for rehearing, which motion was denied in January 2010. In March 2010, the owner interests filed its petition for review in the Supreme Court of Texas. In June 2011 the parties to the dispute reached an agreement to settle all claims and to dismiss the litigation. Pursuant to that settlement, Rowan agreed to pay the owner group a net amount of approximately $6.1 million in addition to the escrowed insurance proceeds. Such amount was paid in 2011 and is classified as "Material charges and other operating expenses" in the Consolidated Statements of Income.

Rowan is involved in various legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. The Company believes that there are no known contingencies, claims or lawsuits that could have a material effect on its financial position, results of operations or cash flows.

NOTE 8 – STOCKHOLDERS' EQUITY

Stock-Based Incentive Plans

Under the 2009 Rowan Companies, Inc. Incentive Plan (the "Plan"), the Compensation Committee of the Company's Board of Directors is authorized to grant employees and nonemployee directors, through May 2019, incentive awards covering up to 4,500,000 shares of Rowan common stock. The awards may be in the form of stock options, stock appreciation rights, restricted stock awards, restricted stock units, and performance-based awards, in which the number of shares issued is dependent on the achievement of certain long-term market or performance conditions over a specified period. As of December 31, 2011, there were 1,812,587 shares available for future grant under the Plan.

Restricted stock, stock appreciation rights and options granted by the Company generally have multiple vesting dates. The Company recognizes compensation cost for stock-based awards on a straight-line basis over the requisite service period for the entire award. Compensation cost charged to expense under all stock-based incentive awards is presented below (in thousands):

	2011	2010	2009
Restricted stock and units	$ 15,912	$ 13,379	$ 10,334
Stock appreciation rights	5,813	2,678	855
Stock options	239	239	378
Performance-based awards	124	(718)	1,467
Total compensation cost	22,088	15,578	13,034
Less: Discontinued operations	(1,003)	(1,310)	(1,181)
Continuing operations	$ 21,085	$ 14,268	$ 11,853

As of December 31, 2011, unrecognized compensation cost related to all nonvested share-based compensation arrangements totaled $22.2 million, which is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock – Restricted stock represents a full share of Rowan common stock issued with a restrictive legend that prevents its sale until the restriction is later removed. In general, the shares vest and the restrictions lapse in one-third increments each year over a three-year service period, or in some cases, cliff vest at the end of a two- or three-year service period. The Company measures compensation related to each share based on the market price of the common stock on the date of grant. Restricted stock activity for the year ended December 31, 2011, is summarized below:

	Shares	Weighted-average grant-date fair value per share
Nonvested at January 1, 2011	991,629	$ 24.01
Granted	474,818	40.97
Vested	(564,440)	26.30
Forfeited	(23,518)	32.17
Nonvested at December 31, 2011	878,489	$ 31.49

The fair value of shares vested (measured at the vesting date) in 2011, 2010 and 2009 was $17.5 million, $12.6 million and $3.2 million, respectively.

Restricted Stock Units – Restricted stock units ("RSUs") are rights to receive a specified number of shares of Rowan common stock or an equivalent value in cash. RSUs are typically granted to nonemployee directors and generally cliff vest at the end of a one-year service period; however, shares are not issued until the director terminates service to the Company. The Company measures compensation related to each unit based on the market price of the underlying common stock on the grant date. RSU activity for the year ended December 31, 2011, is summarized below:

	Units	Weighted-average grant-date fair value per share
Outstanding at January 1, 2011	170,406	$ 33.17
Granted	37,565	41.00
Outstanding at December 31, 2011	207,971	$ 34.59
Vested at December 31, 2011	170,406	$ 33.17

No RSUs were settled in either 2011 or 2010. In 2009, the Company issued 13,205 shares of common stock with a fair value of $0.3 million in connection with the settlement of vested RSUs.

Performance-Based Awards – The Committee may grant awards in which payment is contingent upon the achievement of certain market or performance-based conditions over a period of time specified by the Committee. Payment of such awards may be in Rowan common stock or cash as determined by the Committee. The number of awards granted is expressed as the number of shares that would be issued in the event the "target" goal is attained. The number of shares actually issued may range from zero to 200% of the target share amount.

Performance-based criteria may include total shareholder return ("TSR"), return on investment ("ROI"), or return on capital employed ("ROCE"), among others. Under the TSR criterion, the number of shares that may be issued is based on the Company's TSR ranking among an industry peer group at the end of the performance period. Fair value is estimated at the grant date using the Monte Carlo simulation model, which considers the probabilities of the Company's ending TSR at each rank, the number of shares issuable at each rank, and the expected stock price subject to each rank to determine the probability-weighted expected payout. A TSR criterion is deemed a "market condition" under GAAP. Compensation expense for awards with a market condition is reduced only for estimated forfeitures; no adjustment to expense is otherwise made, regardless of the number of shares issued, if any.

The per-share fair value of awards with ROI or ROCE criteria is equal to the market price of the stock on the date of grant. The Company initially recognized such compensation expense based on the number of shares that would vest in the event the target goal is met, subject to reduction for estimated forfeitures, on a straight-line basis over the performance period. ROI and ROCE criteria are deemed "performance conditions" under GAAP. Compensation expense for awards with performance conditions is remeasured annually based on the Company's progress towards achieving the target goal and is recognized for only the actual number of shares that vest; in the event such awards do not vest for any reason, all previously recognized expense, if any, would be reversed.

Performance-based award activity for the year ended December 31, 2011, is summarized below:

	Number of shares issuable at target	Weighted-average grant-date fair value per share
Unearned awards outstanding at January 1, 2011	85,015	$ 43.96
Vested	(53,984)	43.96
Lapsed, unearned	(31,031)	43.96
Unearned awards outstanding at December 31, 2011	-	$ -

The fair value of performance-based awards that vested was $2.3 million in 2011 and $0.6 million in 2010. No such awards vested in 2009.

Stock Options and Appreciation Rights – Stock options granted to employees generally become exercisable in one-third or one-quarter annual increments over a three or four-year service period at a price not less than 100% of the market price of the Company's common stock on the date of grant.

Stock appreciation rights ("SARs") give the holder the right to receive shares of Rowan common stock at no cost, or cash at the discretion of the Committee, equal in value to the excess of the market price of the stock on the date of exercise over the strike price, which is the market price of the stock on the date of grant. SARs granted to employees become exercisable in one-third annual increments over a three-year service period.

Unexercised options and SARs expire ten years after the grant date.

Fair values of SARs granted were determined using the Black-Scholes option pricing model with the following weighted-average assumptions (no options were granted in 2011, 2010 or 2009):

	2011	2010	2009
Expected life in years	5.7	6.0	6.0
Risk-free interest rate	2.269%	2.725%	2.375%
Expected volatility	49.16%	50.16%	52.86%
Weighted-average grant-date per-share fair value	$19.76	$14.00	$9.03

Stock option activity for the year ended December 31, 2011, is summarized below:

	Number of shares under option	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2011	1,471,899	$ 23.23		
Exercised	(879,083)	22.68		
Forfeited or expired	(33,611)	37.06		
Outstanding at December 31, 2011	559,205	$ 23.26	3.2	$ 4,876
Exercisable at December 31, 2011	559,205	$ 23.26	3.2	$ 4,876

The total intrinsic value of options exercised was $15.9 million in 2011, $3.6 million in 2010 and $1.1 million in 2009.

SARs activity for the year ended December 31, 2011, is summarized below:

	Number of shares under SARs	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2011	828,185	$ 21.43		
Granted	363,810	41.00		
Forfeited	(3,560)	17.22		
Outstanding at December 31, 2011	1,188,435	$ 27.43	7.2	$ 7,893
Exercisable at December 31, 2011	455,648	$ 20.22	6.7	$ 4,978

During 2011, the Company adjusted the vesting period of outstanding stock-based compensation awards to an employee effective on the date of his separation. As a result of the modification, the Company recognized additional compensation expense totaling $2.0 million.

Limitation on Payments of Dividends

Rowan's debt agreements contain financial covenants that limit the amount of dividends the Company may distribute to its stockholders. Under the most restrictive of such covenants, approximately $429 million was available for distribution at December 31, 2011. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and cash requirements, opportunities for reinvesting earnings, general business conditions and other factors.

Stock Repurchase Program

On August 8, 2011, the Company announced that its board of directors approved a program to repurchase up to $100 million of common stock. On November 1, 2011, the Company announced that its board of directors increased the amount authorized for repurchase from $100 million to $150 million. As of December 31, 2011, the Company had repurchased 3.9 million shares in the open market at a cost of approximately $125.0 million. Additional purchases under the program may be made through the open market or in privately negotiated transactions and may be commenced or suspended from time to time without notice.

NOTE 9 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Rowan sponsors defined benefit pension plans covering substantially all of its employees, and provides health care and life insurance benefits upon retirement for certain employees.

The following table presents the changes in benefit obligations and plan assets for 2011 and 2010 and the funded status and weighted-average assumptions used to determine the benefit obligation at each year end (dollars in thousands):

	2011			2010		
	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Benefit obligations:						
Balance, January 1	$ 581,329	$ 82,527	$ 663,856	$ 532,328	$ 81,186	$ 613,514
Interest cost	31,359	4,122	35,481	30,713	4,284	34,997
Service cost	11,882	2,011	13,893	14,411	1,955	16,366
Actuarial (gain) loss	86,200	6,757	92,957	31,417	(1,310)	30,107
Special termination benefits	104	396	500	-	-	-
Plan curtailments	4,690	(5,773)	(1,083)	(5,398)	-	(5,398)
Benefits paid	(25,213)	(2,981)	(28,194)	(22,142)	(3,588)	(25,730)
Balance, December 31	690,351	87,059	777,410	581,329	82,527	663,856
Plan assets:						
Fair value, January 1	421,940	-	421,940	337,282	-	337,282
Actual return	(1,715)	-	(1,715)	49,535	-	49,535
Employer contributions	53,394	-	53,394	57,265	-	57,265
Benefits paid	(25,213)	-	(25,213)	(22,142)	-	(22,142)
Fair value, December 31	448,406	-	448,406	421,940	-	421,940
Net benefit liabilities	$ (241,945)	$ (87,059)	$ (329,004)	$ (159,389)	$ (82,527)	$ (241,916)
Amounts recognized in Consolidated Balance Sheet:						
Accrued liabilities	$ (50,554)	$ (4,690)	$ (55,244)	$ (52,735)	$ (4,510)	$ (57,245)
Other liabilities (long-term)	(191,391)	(82,369)	(273,760)	(106,654)	(78,017)	(184,671)
Net benefit liabilities	$ (241,945)	$ (87,059)	$ (329,004)	$ (159,389)	$ (82,527)	$ (241,916)
Net (expense) credit recognized in net benefit cost	$ 91,495	$ (73,312)	$ 18,183	$ 50,937	$ (69,015)	$ (18,078)
Amounts not yet reflected in net periodic benefit cost:						
Actuarial loss	(370,098)	(13,599)	(383,697)	(269,690)	(12,847)	(282,537)
Transition obligation	-	(474)	(474)	-	(1,324)	(1,324)
Prior service credit	36,658	326	36,984	59,364	659	60,023
Total accumulated other comprehensive loss	(333,440)	(13,747)	(347,187)	(210,326)	(13,512)	(223,838)
Net benefit liabilities	$ (241,945)	$ (87,059)	$ (329,004)	$ (159,389)	$ (82,527)	$ (241,916)
Weighted-average assumptions:						
Discount rate	4.56%	4.46%		5.45%	5.26%	
Rate of compensation increase	4.15%			4.15%		

The pension benefit obligations in the preceding table are the projected benefit obligations ("PBO"), which is the actuarial present value of benefits accrued based on services rendered to date, and includes the estimated effect of future salary increases. The accumulated benefit obligation ("ABO") is also based on services rendered to date, but differs from the PBO in that the ABO is based on actual compensation, excluding future salary increases. The ABO at December 31 for all pension plans in the aggregate is presented below (in thousands):

	2011	2010
Accumulated benefit obligation	$ 690,148	$ 581,141

Each of the Company's pension plans has benefit obligations that exceed the fair value of plan assets.

Rowan expects that the following amounts, which are classified in accumulated other comprehensive loss, a component of stockholders' equity, will be recognized as net periodic benefits cost in 2012 (in thousands):

	Pension benefits	Other retirement benefits	Total
Actuarial loss	$ 24,947	$ 341	$ 25,288
Transition obligation	-	475	475
Prior service cost (credit)	(4,647)	(147)	(4,794)
Total amortization	$ 20,300	$ 669	$ 20,969

Effective July 1, 2009, the Company amended the benefit formula for its largest pension plan for active employees who were earning benefits in the plan prior to January 1, 2008. The effect of the change was to reduce 2009 pension expense by approximately $7.3 million, or $0.04 per share net of tax.

In 2010, the Company amended certain plans with respect to its manufacturing operations in order to freeze benefits as of December 31, 2010, which resulted in a curtailment gain of $5.4 million at that date. The curtailment gain was recorded as a reduction to accumulated other comprehensive loss.

In 2011, the Company recognized a pension curtailment gain of approximately $12 million in connection with the sale of its land drilling division. Such gain was recognized in net periodic pension cost and classified within discontinued operations.

The components of net periodic pension cost and the weighted-average assumptions used to determine net cost were as follows (dollars in thousands):

	2011	2010	2009
Service cost	$ 11,882	$ 14,411	$ 15,941
Interest cost	31,359	30,713	32,477
Expected return on plan assets	(34,008)	(30,640)	(28,875)
Recognized actuarial loss	21,515	19,393	16,277
Amortization of prior service cost	(6,001)	(6,677)	(3,465)
Curtailment (gain) loss recognized	(12,014)	-	-
Special termination benefit recognized	104	-	-
Net periodic pension cost	$ 12,837	$ 27,200	$ 32,355
Less: Discontinued operations	6,598	(12,765)	(16,139)
Continuing operations	$ 19,435	$ 14,435	$ 16,216
Discount rate	5.36%	5.97%	6.41%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.15%	4.15%	4.15%

The components of net periodic cost of other postretirement benefits and the weighted average discount rate used to determine net cost were as follows (dollars in thousands):

	2011	2010	2009
Service cost	$ 2,011	$ 1,955	$ 2,040
Interest cost	4,122	4,284	4,594
Recognized actuarial loss	233	64	216
Amortization of transition obligation	600	662	662
Amortization of prior service cost	(185)	(204)	(204)
Special termination benefit recognized	396	-	-
Curtailment loss recognized	102	-	-
Net periodic cost of other postretirement benefits	$ 7,279	$ 6,761	$ 7,308
Less: Discontinued operations	(1,618)	(2,390)	(2,570)
Continuing operations	$ 5,661	$ 4,371	$ 4,738
Discount rate	5.14%	5.83%	6.34%

The assumed health care cost trend rates used to measure the expected cost of retirement health benefits was 8.4% for 2012, gradually decreasing to 4.5% for 2029 and thereafter. A one-percentage-point change in the assumed health care cost trend rates would change the reported amounts as follows (in thousands):

	One-percentage-point change	
	Increase	Decrease
Effect on total service and interest cost components for the year	$ 538	$ (461)
Effect on postretirement benefit obligation at year-end	5,220	(4,612)

The pension plans' investment objectives for fund assets are: to achieve over the life of the plans a return equal the plans' expected investment return or the inflation rate plus 3%, whichever is greater; to invest assets in a manner such that contributions are minimized and future assets are available to fund liabilities; to maintain liquidity sufficient to pay benefits when due; and to diversify among asset classes so that assets earn a reasonable return with an acceptable level of risk. The plans employ several active managers with proven long-term records in their specific investment discipline.

Target allocations among asset categories and the fair values of each category of plan assets as of December 31, 2011 and 2010, classified by level within the fair value hierarchy (as described in GAAP) is presented below. The plans will periodically reallocate assets in accordance with the allocation targets, after giving consideration to the expected level of cash required to pay current benefits and plan expenses (dollars in thousands):

	Target allocation - % of Plan assets	Target allocation - % of category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2011:						
Equity securities:	62.5% to 72.5%					
S&P 500 Stock Index		22.5% to 52.5%	$ 168,910	$ 168,910	$ -	$ -
Small cap growth		0% to 10%	22,462	22,462	-	-
Small cap value		0% to 10%	20,425	20,425	-	-
International		10% to 30%	77,270	-	77,270	-
Fixed income:	22.5% to 32.5%					
Cash and equivalents		0% to 10%	11,442	1	11,441	-
Aggregate fixed income		10% to 16%	64,703	-	64,703	-
Core plus fixed income		7.5% to 17.5%	61,243	61,243	-	-
Real estate	0% to 10%		21,951	-	21,951	-
Total			$ 448,406	$ 273,041	$ 175,365	$ -
December 31, 2010:						
Equity securities:	62.5% to 72.5%					
S&P 500 Stock Index		14.5% to 24.5%	$ 83,993	$ 83,993	$ -	$ -
Large cap growth		4% to 14%	39,039	-	39,039	-
Large cap value		4% to 14%	38,565	38,565	-	-
Small cap growth		0% to 10%	23,158	23,158	-	-
Small cap value		0% to 10%	21,340	21,340	-	-
International		10% to 30%	80,151	-	80,151	-
Fixed income:	22.5% to 32.5%					
Cash and equivalents		0% to 10%	9,627	1	9,626	-
Aggregate fixed income		10% to 16%	54,393	-	54,393	-
Core plus fixed income		7.5% to 17.5%	51,468	51,468	-	-
Real estate	0% to 10%		20,206	-	20,206	-
Total			$ 421,940	$ 218,525	$ 203,415	$ -

Assets in the large cap growth, large cap value, small cap growth, and small cap value categories include investments in common and preferred stocks (and equivalents such as American Depository Receipts and convertible bonds) and may be held through separate accounts, commingled funds or an institutional mutual fund. Assets in the international category include investments in a broad range of international equity securities, including both developed and emerging markets, and may be held through a commingled or institutional mutual fund. Securities in both the aggregate and "core plus" fixed income categories include U.S. government, corporate, mortgage- and asset-backed securities and Yankee bonds, and both categories target an average credit rating of "A" or better at all times. Individual securities in the aggregate fixed income category must be investment grade or above at the time of purchase, whereas securities in the core plus category may have a rating of "B" or above. Additionally, the core plus category may invest in foreign securities. Assets in the aggregate and core plus fixed income categories are held primarily through a commingled fund and an institutional mutual fund, respectively. The real estate category includes investments in pooled funds whose objectives are diversified equity investments in income-producing properties. Each pooled fund should provide broad exposure to the real estate market by property type, geographic location and size.

To develop the expected long-term rate of return on assets assumption, Rowan considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plans' other asset classes and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the plans, which was maintained at 8% at December 31, 2011, unchanged from December 31, 2010.

Rowan currently expects to contribute approximately $50.6 million to its pension plans in 2012 and pay approximately $5.0 million for other postretirement benefits.

Under the terms of the sales of the Company's manufacturing and land drilling operations, the Company retained pension assets and liabilities related to employees of the former operations. As a result, the Company may be required to make additional contributions to the plan in excess of currently estimated amounts. Management does not believe that any such additional contributions will have a material effect on the Company's financial position, results of operations or cash flows.

Rowan estimates that the plans will make the following annual payments for pension and other postretirement benefits based upon existing benefit formulas and including amounts attributable to future employee service (in thousands):

	Pension benefits	Other postretirement benefits
Year ended December 31,		
2012	$ 50,820	$ 4,990
2013	39,650	5,300
2014	32,950	5,610
2015	35,270	6,080
2016	36,480	6,570
2017 though 2021	203,190	32,330

Rowan sponsors defined contribution plans covering substantially all employees. Contributions classified as continuing operations totaled approximately $8.0 million in 2011, $6.1 million in 2010, and $5.5 million in 2009.

NOTE 10 – INCOME TAXES

The significant components of income taxes attributable to continuing operations consisted of (in thousands):

	2011	2010	2009
Current:			
Federal	$ (39,708)	$ 16,959	$ 86,235
Foreign	15,368	32,402	22,607
State	566	(908)	779
Total current provision (benefit)	(23,774)	48,453	109,621
Deferred	18,115	43,481	9,565
Total provision (benefit)	$ (5,659)	$ 91,934	$ 119,186

Rowan's provision for income taxes differs from that determined by applying the federal income tax rate (statutory rate) to income before income taxes, as follows (dollars in thousands):

	2011	2010	2009
Statutory rate	35%	35%	35%
Tax at statutory rate	$ 45,528	$ 125,837	$ 156,631
Increase (decrease) due to:			
Foreign companies' operations	(59,349)	(25,711)	(7,335)
Extraterritorial income exclusion	(522)	-	(25,391)
State tax expense	81	(590)	512
Domestic production activities	-	(6,372)	(2,790)
Other, net	8,603	(1,230)	(2,441)
Total provision	$ (5,659)	$ 91,934	$ 119,186

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31 were as follows (in thousands):

	2011		2010	
	Current	Noncurrent	Current	Noncurrent
Deferred tax assets:				
Accrued employee benefit plan costs	$ 26,519	$ 72,467	$ 16,788	$ 54,821
U.S. net operating loss	-	64,495	-	109,654
U.K. net operating loss	-	14,722	-	17,778
Other	4,874	10,861	3,473	12,403
Total deferred tax assets	31,393	162,545	20,261	194,656
Less: valuation allowance	-	(14,722)	-	(17,778)
Deferred tax assets, net of valuation allowance	31,393	147,823	20,261	176,878
Deferred tax liabilities:				
Property, plant and equipment	-	615,319	-	609,321
Other	4,370	8,947	7,218	2,849
Total deferred tax liabilities	4,370	624,266	7,218	612,170
Net deferred tax asset (liability)	$ 27,023	$ (476,443)	$ 13,043	$ (435,292)

At December 31, 2011, the Company had approximately $184.2 million of net operating loss carryforwards in the U.S. expiring in 2028 and 2029. In addition, the Company had a non-expiring net operating loss carryforward in the United Kingdom of approximately $55.6 million against which the Company has provided a full valuation allowance. With the exception of the U.K. net operating loss, management has determined that no valuation allowances were necessary at December 31, 2011 and 2010, as anticipated future tax benefits relating to all recognized deferred income tax assets are expected to be fully realized when measured against a more likely than not standard.

Undistributed earnings of Rowan's foreign subsidiaries in the amount of approximately $203.7 million could potentially be subject to additional income taxes of approximately $3.2 million. The Company has not provided any deferred income taxes on such undistributed foreign earnings because it considers them to be permanently invested abroad.

At December 31, 2011, 2010 and 2009, Rowan had $55.3 million, $51.0 million and $54.2 million, respectively, of net unrecognized tax benefits attributable to continuing operations, all of which would reduce the Company's income tax provision if recognized. The Company does not expect to recognize significant increases or decreases in unrecognized tax benefits during the next twelve months.

The following table highlights the changes in the Company's gross unrecognized tax benefits during the years ended December 31 (in thousands):

	2011	2010	2009
Gross unrecognized tax benefits - beginning of year	$ 51,000	$ 54,200	$ 6,500
Gross increases - tax positions in prior period	4,300	-	37,600
Gross decreases - tax positions in prior period	-	(1,300)	-
Gross increases - current period tax positions	-	-	11,900
Settlements	-	-	-
Lapse of statute of limitations	-	(1,900)	(1,800)
Gross unrecognized tax benefit - end of year	$ 55,300	$ 51,000	$ 54,200

Interest and penalties relating to income taxes are included in current income tax expense. At December 31, 2011, 2010 and 2009, accrued interest was $2.1 million, $0.9 million and $0.7 million, respectively, and accrued penalties were $1.1 million, $0.6 million and $0.4 million, respectively. To the extent accrued interest and penalties relating to uncertain tax positions are not actually assessed, such accruals will be reversed and the reversals will reduce the Company's overall income tax provision.

Rowan's U.S. federal tax returns for 2006 through 2008 are currently under audit by the Internal Revenue Service ("IRS"), and 2002 and later years remain subject to examination. Various state tax returns for 2005 and subsequent years remain open for examination. In the Company's foreign tax jurisdictions, returns for 2006 and subsequent years remain open for examination. Rowan is undergoing other routine tax examinations in various foreign, U.S. federal, state and local taxing jurisdictions in which the Company has operated. These examinations cover various tax years and are in various stages of finalization. Rowan believes that any income taxes ultimately assessed by any foreign, U.S. federal, state or local taxing authorities will not materially exceed amounts for which the Company has already provided.

In 2009, the Company recognized a $25.4 million tax benefit as a result of applying the facts of a third-party tax case to the Company's situation. That case provided a more favorable tax treatment for certain foreign contracts entered into in prior years. In 2011, the IRS issued an assessment contesting our claim. The Company plans to vigorously defend its position and continues to believe it is more likely than not that the Company will prevail. The Company has deferred recognition of a remaining $49.2 million estimated benefit in accordance with the accounting guidelines for income tax uncertainties. In connection with the above, the Company has recorded a long-term receivable, which is included in other assets on the Consolidated Balance Sheet at December 31, 2011 and 2010, for the gross claim of approximately $74.6 million and a long-term liability of approximately $49.2 million.

Income from continuing operations before income taxes consisted of domestic entities' losses of $1.2 million in 2011, domestic entities' earnings of $260.3 million and $558.3 million in 2010 and 2009, respectively, foreign entities' earnings of $131.3 million and $118.7 million in 2011 and 2010, respectively, and foreign entities' losses of $57.2 million in 2009.

NOTE 11 – GEOGRAPHIC AREA INFORMATION

The classifications of revenues and assets among geographic areas in the tables which follow were determined based on the physical location of assets. Because the Company's offshore drilling rigs are mobile, classifications by area are dependent on the rigs' location at the time revenues are earned, and may vary from one period to the next.

Revenues by geographic area are set forth below (in thousands):

	2011	2010	2009
United States	$ 264,255	$ 287,579	$ 291,882
United Kingdom	230,638	99,111	146,827
Saudi Arabia	204,086	207,131	280,187
Norway	73,829	80,717	25,783
Qatar	59,824	78,819	98,875
Trinidad	56,682	-	-
Mexico	27,977	45,633	14,101
Vietnam	9,901	-	-
Malaysia	6,776	-	-
Egypt	5,261	71,811	12,019
Canada	-	78,361	57,337
Angola	-	68,543	115,992
Consolidated revenues	$ 939,229	$ 1,017,705	$ 1,043,003

Long-lived assets by geographic area at December 31 are set forth below (in thousands):

	2011	2010	2009
United Kingdom	$ 1,562,942	$ 822,335	$ 387,546
United States	1,234,233	1,044,315	1,078,933
Saudi Arabia	1,078,663	743,002	535,448
Rigs under construction	711,558	937,609	528,669
Norway	501,447	202,773	-
Trinidad	258,749	204,432	-
Vietnam	198,205	-	-
Qatar	87,781	91,735	49,390
Malaysia	45,039	-	-
Egypt	-	200,551	214,814
Mexico	-	54,307	56,032
Canada	-	43,463	40,423
Angola	-	-	202,290
Other	96	-	46
Consolidated long-lived assets	$ 5,678,713	$ 4,344,522	$ 3,093,591

NOTE 12 – MATERIAL CHARGES AND OTHER OPERATING EXPENSES

Operating expenses in 2011 included a $6.1 million charge for the settlement of litigation with Textron relating to the loss of the *Rowan Halifax* in 2005 and $4.9 million of incremental noncash and cash compensation cost in connection with separation of an employee.

Operating expenses in 2010 included a $5.3 million charge for the expected cost of terminating the Company's agency agreement in Mexico.

NOTE 13 – RELATED PARTY TRANSACTIONS

A Rowan director serves as "of counsel" to, and his son is a partner in, a law firm that represents Rowan on certain matters and to which the Company paid approximately $0.5 million, $0.4 million, and $0.6 million for legal fees and expenses in 2011, 2010 and 2009, respectively.

Another Rowan director served as managing director of an investment bank until his departure from the bank in March 2009. Rowan paid the investment bank $1.8 million in 2009 for services provided in connection with the Company's July 2009 Senior Note offering.

In each case, the director's services were approved by the Company's Board of Directors, and compensation from his employer was not tied to amounts received from the Company. Rowan believes that the fees paid for services reflected market rates.

NOTE 14 – SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities excluded from the Consolidated Statements of Cash Flows and other supplemental cash flow information follows (in thousands):

	2011	2010	2009
Accrued but unpaid additions to property and equipment at December 31	$ 66,764	$ 40,345	$ 23,340
Value of common stock issued in exchange for SKDP shares	-	337,907	-
Cash interest payments in excess of (less than) interest capitalized	14,802	23,596	(7,568)
Cash income tax payments, net of refunds	276,839	98,979	137,648

Interest capitalized in 2009 exceeded the amount of interest payments due to the timing of the first interest payment on the 7.875% Senior Notes. The notes were issued in July 2009 and the first interest payment was made in February 2010.

NOTE 15 – SUBSEQUENT EVENT

In February 2012, the Company's Board of Directors approved a plan of redomestication that, if approved by the Company's stockholders and certain other closing conditions are met, would result in the Company changing its jurisdiction of incorporation from Delaware to the United Kingdom. The Company intends to pursue the redomestication in 2012.

NOTE 16 – GUARANTEE OF REGISTERED SECURITIES

As previously reported, on May 4, 2012 (the "Effective Date"), Rowan Companies plc, a public limited company organized under English law ("Rowan UK"), became the successor issuer to Rowan Companies, Inc., a Delaware corporation ("Rowan Delaware"), following the completion of the merger between Rowan Delaware and one of its subsidiaries pursuant to an agreement and plan of merger and reorganization dated February 27, 2012, as amended. As a result of the merger, Rowan UK became the parent company of the Rowan group of companies and our place of incorporation was effectively changed from Delaware to the United Kingdom. The transactions effecting these changes are collectively referred to as the "Redomestication."

On the Effective Date, Rowan UK and Rowan Delaware entered into a supplemental indenture to the indenture dated as of July 21, 2009, as amended and supplemented, among Rowan UK, Rowan Delaware and U.S. Bank National Association, as trustee, providing for, among other things, the unconditional and irrevocable guarantee by Rowan UK of the prompt payment, when due, of any amount owed to the holders of Rowan Delaware's 5% Senior Notes due 2017 and 7.875% Senior Notes due 2019.

The following condensed consolidating financial information is being provided in accordance with Rule 3-10 of Regulation S-X in connection with the filing with the Securities and Exchange Commission of a shelf registration statement relating to securities that may be offered from time to time, by Rowan UK or Rowan Delaware. The debt securities offered by Rowan UK or Rowan Delaware may be fully and unconditionally guaranteed by Rowan UK or certain of its wholly owned subsidiaries, including Rowan Delaware.

Rowan Companies plc and Subsidiaries
Condensed Consolidating Balance Sheets
December 31, 2011
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 21,472	$ 184,677	$ 232,704	$ -	$ 438,853
Receivables - trade and other	-	33,380	250,212	-	283,592
Prepaid expenses and other current assets	-	46,137	25,472	-	71,609
Assets of discontinued operations	-	27,661	-	-	27,661
Total current assets	21,472	291,855	508,388	-	821,715
Property, plant and equipment - gross	-	1,290,526	5,738,796	-	7,029,322
Less accumulated depreciation and amortization	-	441,949	908,660	-	1,350,609
Property, plant and equipment - net	-	848,577	4,830,136	-	5,678,713
Investments in subsidiaries	-	1,121,573	-	(1,121,573)	-
Due from affiliates	-	3,732,488	333,357	(4,065,845)	-
Other assets	-	30,581	66,836	-	97,417
	$ 21,472	$ 6,025,074	$ 5,738,717	$ (5,187,418)	$ 6,597,845
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Current maturities of long-term debt	$ -	$ 22,464	$ 22,559	$ -	$ 45,023
Accounts payable - trade	730	43,091	67,261	-	111,082
Deferred revenues	-	-	36,220	-	36,220
Accrued liabilities	-	102,785	28,256	-	131,041
Liabilities of discontinued operations	-	25,005	-	-	25,005
Total current liabilities	730	193,345	154,296	-	348,371
Long-term debt - less current maturities	-	1,073,887	15,448	-	1,089,335
Due to affiliates	1,151	-	4,064,694	(4,065,845)	-
Other liabilities	-	303,117	54,592	-	357,709
Deferred income taxes - net	-	128,738	347,705	-	476,443
Shareholders' equity	19,591	4,325,987	1,101,982	(1,121,573)	4,325,987
	$ 21,472	$ 6,025,074	$ 5,738,717	$ (5,187,418)	$ 6,597,845

Rowan Companies plc and Subsidiaries
Condensed Consolidating Balance Sheets
December 31, 2010
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ -	$ 255,061	$ 182,418	$ -	$ 437,479
Restricted cash	-	-	15,265	-	15,265
Receivables - trade and other	-	93,253	176,643	-	269,896
Prepaid expenses and other current assets	-	41,342	3,347	-	44,689
Assets of discontinued operations	-	-	1,007,924	-	1,007,924
Total current assets	-	389,656	1,385,597	-	1,775,253
Property, plant and equipment - gross	-	1,422,533	4,107,869	-	5,530,402
Less accumulated depreciation and amortization	-	466,036	719,844	-	1,185,880
Property, plant and equipment - net	-	956,497	3,388,025	-	4,344,522
Investments in subsidiaries	-	3,598,680	-	(3,598,680)	-
Due from affiliates	-	436,877	168,452	(605,329)	-
Other assets	-	31,798	65,884	-	97,682
	$ -	$ 5,413,508	$ 5,007,958	$ (4,204,009)	$ 6,217,457
LIABILITIES AND STOCKHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Current maturities of long-term debt	$ -	$ 22,464	$ 29,702	$ -	$ 52,166
Accounts payable - trade	-	26,275	55,440	-	81,715
Deferred revenues	-	-	7,748	-	7,748
Accrued liabilities	-	99,259	25,280	-	124,539
Liabilities of discontinued operations	-	-	378,797	-	378,797
Total current liabilities	-	147,998	496,967	-	644,965
Long-term debt - less current maturities	-	1,095,738	38,007	-	1,133,745
Due to affiliates	-	-	605,329	(605,329)	-
Other liabilities	-	200,384	50,761	-	251,145
Deferred income taxes - net	-	217,078	218,214	-	435,292
Shareholders' equity	-	3,752,310	3,598,680	(3,598,680)	3,752,310
	$ -	$ 5,413,508	$ 5,007,958	$ (4,204,009)	$ 6,217,457

Rowan Companies plc and Subsidiaries
Condensed Consolidating Income Statements
Year ended December 31, 2011
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
REVENUES	$ -	$ 128,561	$ 925,238	$ (114,570)	$ 939,229
COSTS AND EXPENSES:					
Direct operating costs (excluding items below)	-	76,869	545,767	(114,570)	508,066
Depreciation and amortization	-	58,874	125,029	-	183,903
Selling, general and administrative	2,161	22,598	63,519	-	88,278
Loss (gain) on disposals of property and equipment	-	(157)	(1,420)	-	(1,577)
Material charges and other operating expenses	-	10,976	-	-	10,976
Total costs and expenses	2,161	169,160	732,895	(114,570)	789,646
INCOME FROM OPERATIONS	(2,161)	(40,599)	192,343	-	149,583
OTHER INCOME (EXPENSE):					
Interest expense, net of interest capitalized	-	(19,560)	(3,162)	2,651	(20,071)
Interest income	1	3,110	270	(2,651)	730
Other - net	-	640	(802)	-	(162)
Total other income (expense) - net	1	(15,810)	(3,694)	-	(19,503)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(2,160)	(56,409)	188,649	-	130,080
(Benefit) provision for income taxes	-	(22,501)	16,842	-	(5,659)
NET INCOME FROM CONTINUING OPERATIONS	(2,160)	(33,908)	171,807	-	135,739
DISCONTINUED OPERATIONS, NET OF TAX	-	585,926	15,176	-	601,102
EQUITY IN EARNINGS OF SUBSIDIARIES, NET OF TAX	-	184,823	-	(184,823)	-
NET INCOME	$ (2,160)	$ 736,841	$ 186,983	$ (184,823)	$ 736,841

Rowan Companies plc and Subsidiaries
Condensed Consolidating Income Statements
Year ended December 31, 2010
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
REVENUES	$ -	$ 380,497	$ 875,826	$ (238,618)	$ 1,017,705
COSTS AND EXPENSES:					
Direct operating costs (excluding items below)	-	281,392	374,058	(238,618)	416,832
Depreciation and amortization	-	59,991	78,310	-	138,301
Selling, general and administrative	-	59,889	18,769	-	78,658
Loss (gain) on disposals of property and equipment	-	(332)	734	-	402
Material charges and other operating expenses	-	-	5,250	-	5,250
Total costs and expenses	-	400,940	477,121	(238,618)	639,443
INCOME FROM OPERATIONS	-	(20,443)	398,705	-	378,262
OTHER INCOME (EXPENSE):					
Interest expense, net of interest capitalized	-	(24,879)	(22,256)	22,256	(24,879)
Interest income	-	23,061	484	(22,256)	1,289
Gain on debt extinguishment	-	-	5,324	-	5,324
Other - net	-	(331)	(130)	-	(461)
Total other income (expense) - net	-	(2,149)	(16,578)	-	(18,727)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	-	(22,592)	382,127	-	359,535
(Benefit) provision for income taxes	-	(12,036)	103,970	-	91,934
NET INCOME FROM CONTINUING OPERATIONS	-	(10,556)	278,157	-	267,601
DISCONTINUED OPERATIONS, NET OF TAX	-	-	12,394	-	12,394
EQUITY IN EARNINGS OF SUBSIDIARIES, NET OF TAX	-	290,551	-	(290,551)	-
NET INCOME	$ -	$ 279,995	$ 290,551	$ (290,551)	$ 279,995

Rowan Companies plc and Subsidiaries
Condensed Consolidating Income Statements
Year ended December 31, 2009
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
REVENUES	$ -	$ 633,466	$ 760,311	$ (350,774)	$ 1,043,003
COSTS AND EXPENSES:					
Direct operating costs (excluding items below)	-	394,650	360,437	(350,774)	404,313
Depreciation and amortization	-	63,595	60,345	-	123,940
Selling, general and administrative	-	54,942	11,011	-	65,953
Loss (gain) on disposals of property and equipment	-	(5,363)	(180)	-	(5,543)
Total costs and expenses	-	507,824	431,613	(350,774)	588,663
INCOME FROM OPERATIONS	-	125,642	328,698	-	454,340
OTHER INCOME (EXPENSE):					
Interest expense, net of interest capitalized	-	(8,028)	(33,457)	33,457	(8,028)
Interest income	-	34,644	7	(33,457)	1,194
Other - net	-	47	(35)	-	12
Total other income (expense) - net	-	26,663	(33,485)	-	(6,822)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	-	152,305	295,213	-	447,518
(Benefit) provision for income taxes	-	36,874	82,312	-	119,186
NET INCOME FROM CONTINUING OPERATIONS	-	115,431	212,901	-	328,332
DISCONTINUED OPERATIONS, NET OF TAX	-	-	39,172	-	39,172
EQUITY IN EARNINGS OF SUBSIDIARIES, NET OF TAX	-	252,073	-	(252,073)	-
NET INCOME	$ -	$ 367,504	$ 252,073	$ (252,073)	$ 367,504

Rowan Companies plc and Subsidiaries
Condensed Consolidating Statements of Comprehensive Income
Year ended December 31, 2011
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
NET INCOME	$ (2,160)	$ 736,841	$ 186,983	$ (184,823)	$ 736,841
Other comprehensive income, net of tax:					
Pension and other postretirement benefit adjustments, net of income taxes					
Net (loss) gain arising during the period	-	(79,888)	-	-	(79,888)
Amortization of net loss	-	14,135	-	-	14,135
Amortization of transition obligation	-	552	-	-	552
Amortization of prior service credit	-	(14,975)	-	-	(14,975)
OTHER COMPREHENSIVE INCOME	-	(80,176)	-	-	(80,176)
COMPREHENSIVE INCOME	$ (2,160)	$ 656,665	$ 186,983	$ (184,823)	$ 656,665

Rowan Companies plc and Subsidiaries
Condensed Consolidating Statements of Comprehensive Income
Year ended December 31, 2010
(in thousands)

	Rowan UK	Rowan Delaware	Other non guarantor subsidiaries	Consolidating adjustments	Consolidated
NET INCOME	$ -	$ 279,995	$ 290,551	$ (290,551)	$ 279,995
Other comprehensive income, net of tax:					
Pension and other postretirement benefit adjustments, net of income taxes					
Net (loss) gain arising during the period	-	(3,779)	-	-	(3,779)
Amortization of net loss	-	12,648	-	-	12,648
Amortization of transition obligation	-	430	-	-	430
Amortization of prior service credit	-	(4,473)	-	-	(4,473)
OTHER COMPREHENSIVE INCOME	-	4,826	-	-	4,826
COMPREHENSIVE INCOME	$ -	$ 284,821	$ 290,551	$ (290,551)	$ 284,821

Rowan Companies plc and Subsidiaries
Condensed Consolidating Statements of Comprehensive Income
Year ended December 31, 2009
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
NET INCOME	$ -	$ 367,504	$ 252,073	$ (252,073)	$ 367,504
Other comprehensive income, net of tax:					
Pension and other postretirement benefit adjustments, net of income taxes					
Net (loss) gain arising during the period	-	14,225	-	-	14,225
Prior service credit arising during the period	-	43,703	-	-	43,703
Amortization of net loss	-	10,721	-	-	10,721
Amortization of transition obligation	-	431	-	-	431
Amortization of prior service credit	-	(2,385)	-	-	(2,385)
OTHER COMPREHENSIVE INCOME	-	66,695	-	-	66,695
COMPREHENSIVE INCOME	$ -	$ 434,199	$ 252,073	$ (252,073)	$ 434,199

Rowan Companies plc and Subsidiaries
Condensed Consolidating Statements of Cash Flows
Year ended December 31, 2011
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ (1,430)	$ (235,989)	$ 332,098	$ -	$ 94,679
Investing activities:					
Property, plant and equipment additions	-	(125,481)	(1,392,193)	-	(1,517,674)
Proceeds from disposals of property, plant and equipment	-	613	5,121	-	5,734
Proceeds from sales of manufacturing and land drilling operations, net	-	1,555,480	-	-	1,555,480
Change in restricted cash balance	-	-	15,265	-	15,265
Investments in consolidated subsidiaries	-	(903,200)	-	903,200	-
Net cash used in investing activities	-	527,412	(1,371,807)	903,200	58,805
Financing activities:					
Repayments of borrowings	-	(22,464)	(29,702)	-	(52,166)
Advances (to) from affiliates	1,152	(238,630)	237,478	-	-
Contributions from parent	21,750	-	881,450	(903,200)	-
Proceeds from stock option and debenture plans	-	19,941	-	-	19,941
Payments to acquire treasury stock	-	(125,013)	-	-	(125,013)
Excess tax benefits from stock-based compensation	-	4,359	769	-	5,128
Net cash provided by (used in) financing activities	22,902	(361,807)	1,089,995	(903,200)	(152,110)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,472	(70,384)	50,286	-	1,374
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	255,061	182,418	-	437,479
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 21,472	$ 184,677	$ 232,704	$ -	$ 438,853

Rowan Companies plc and Subsidiaries
Condensed Consolidating Statements of Cash Flows
Year ended December 31, 2010
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ -	$ 15,613	$ 492,549	$ -	$ 508,162
Investing activities:					
Property, plant and equipment additions	-	(72,496)	(418,064)	-	(490,560)
Proceeds from disposals of property, plant and equipment	-	807	2,460	-	3,267
Change in restricted cash balance	-	-	(15,265)	-	(15,265)
Cash acquired from SKDP transaction, net	-	(17,681)	-	-	(17,681)
Investments in consolidated subsidiaries	-	(965,864)	-	965,864	-
Net cash used in investing activities	-	(1,055,234)	(430,869)	965,864	(520,239)
Financing activities:					
Repayments of borrowings	-	(594,013)	-	-	(594,013)
Advances (to) from affiliates	-	845,782	(845,782)	-	-
Contributions from parent	-	-	965,864	(965,864)	-
Proceeds from borrowings - net of issue costs	-	395,517	-	-	395,517
Proceeds from stock option and debenture plans	-	7,959	-	-	7,959
Excess tax benefits from stock-based compensation	-	412	-	-	412
Net cash provided by (used in) financing activities	-	655,657	120,082	(965,864)	(190,125)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	(383,964)	181,762	-	(202,202)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	639,025	656	-	639,681
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ -	$ 255,061	$ 182,418	$ -	$ 437,479

Rowan Companies plc and Subsidiaries
Condensed Consolidating Statements of Cash Flows
Year ended December 31, 2009
(in thousands)

	Rowan UK	Rowan Delaware	Other non-guarantor subsidiaries	Consolidating adjustments	Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$ -	$ 156,959	$ 387,135	$ -	$ 544,094
Investing activities:					
Property, plant and equipment additions	-	(109,976)	(456,407)	-	(566,383)
Proceeds from disposals of property, plant and equipment	-	6,576	2,016	-	8,592
Net cash used in investing activities	-	(103,400)	(454,391)	-	(557,791)
Financing activities:					
Repayments of borrowings	-	(64,922)	-	-	(64,922)
Advances (to) from affiliates	-	(64,557)	64,557	-	-
Proceeds from borrowings - net of issue costs	-	491,729	-	-	491,729
Proceeds from stock option and debenture plans	-	1,471	-	-	1,471
Excess tax benefits from stock-based compensation	-	2,298	374	-	2,672
Net cash provided by (used in) financing activities	-	366,019	64,931	-	430,950
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	419,578	(2,325)	-	417,253
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	219,447	2,981	-	222,428
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ -	$ 639,025	$ 656	$ -	$ 639,681

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial data for each full quarter within the two most recent fiscal years follows (in thousands except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011:				
Revenues	$ 205,966	$ 223,497	$ 234,698	$ 275,068
Income from operations	35,755	51,735	31,962	30,131
Net income from continuing operations	26,795	44,403	31,424	33,117
Discontinued operations, net of tax	5,277	421,456	162,385	11,984
Net income	32,072	465,859	193,809	45,101
Basic earnings per share:				
Continuing operations	$ 0.21	$ 0.35	$ 0.25	$ 0.27
Discontinued operations	0.05	3.34	1.30	0.09
Net income	0.26	3.69	1.55	0.36
Diluted earnings per share:				
Continuing operations	$ 0.21	$ 0.35	$ 0.25	$ 0.27
Discontinued operations	0.04	3.30	1.28	0.09
Net income	0.25	3.65	1.53	0.36
2010:				
Revenues	$ 288,500	$ 282,180	$ 238,559	$ 208,466
Income from operations	134,863	119,699	74,468	49,232
Net income from continuing operations	88,934	83,445	60,142	35,080
Discontinued operations, net of tax	(24,311)	7,471	7,029	22,205
Net income	64,623	90,916	67,171	57,285
Basic earnings (loss) per share:				
Continuing operations	$ 0.79	$ 0.74	$ 0.52	$ 0.28
Discontinued operations	(0.22)	0.07	0.06	0.18
Net income	0.57	0.80	0.58	0.46
Diluted earnings (loss) per share:				
Continuing operations	$ 0.78	$ 0.73	$ 0.51	$ 0.28
Discontinued operations	(0.21)	0.06	0.06	0.17
Net income	0.56	0.79	0.57	0.45

The sum of the per-share amounts for the quarters may not equal the per-share amounts for the full year since the quarterly and full year per share computations are made independently.

Income from operations in the second quarter of 2011 included a $6.1 million pretax charge for the settlement of litigation with Textron relating to the loss of the *Rowan Halifax* in 2005. Income from operations in the fourth quarter of 2011 included $3.5 million pretax noncash compensation cost in connection with the separation of an employee.

Discontinued operations for the first quarter of 2010 included a $42.0 million pretax charge for an inventory valuation reserve adjustment.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number: 1-5491

ROWAN COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	75-0759420
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189
(Address of principal executive offices)

Registrant's telephone number, including area code: (713) 621-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.125 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of common equity held by non-affiliates of the registrant was approximately $4,903.0 million as of June 30, 2011, based upon the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape of $38.81 per share.

The number of shares of Common Stock, $0.125 par value, outstanding at January 31, 2012, was 123,578,642.

DOCUMENTS INCORPORATED BY REFERENCE

Document	**Part of Form 10-K**
Portions of the Proxy Statement for the 2012 Meeting of Stockholders	Part III, Items 10-14

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and similar words and specifically include statements regarding expected financial performance; expected utilization, day rates, revenues, operating expenses, contract terms, contract backlog, capital expenditures, insurance coverages, financing and funding sources; the timing of availability, delivery, mobilization, contract commencement or relocation or other movement of rigs; future rig construction (including construction in progress and completion thereof), enhancement, upgrade or repair and costs and timing thereof; the suitability of rigs for future contracts; general market, business and industry conditions, trends and outlook; future operations; the impact of the Macondo well incident and increased regulatory oversight; expected contributions from our rig fleet expansion program and our entry into the deepwater market; expense management; and the likely outcome of legal proceedings or insurance or other claims and the timing thereof.

Such statements are subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated, including:

- the continued impact of the Macondo well incident on offshore drilling operations, including current and any future actual or de facto drilling permit and operations delays, moratoria or suspensions, new and future regulatory, legislative or permitting requirements (including requirements related to certification and testing of blow-out preventers and other equipment or otherwise impacting operations), future lease sales, changes in laws, rules and regulations that have or may impose increased financial responsibility, additional oil spill abatement contingency plan capability requirements and other governmental actions that may result in claims of force majeure or otherwise adversely affect our existing drilling contracts;

- governmental regulatory, legislative and permitting requirements affecting drilling operations, including limitations on drilling locations, such as the Gulf of Mexico during hurricane season;

- changes in worldwide rig supply and demand, competition or technology, including as a result of delivery of newbuild drilling rigs;

- future levels of drilling activity and expenditures, whether as a result of global capital markets and liquidity, prices of oil and natural gas or otherwise, which may cause us to idle or stack additional rigs;

- downtime and other risks associated with rig operations or rig relocations, including rig or equipment failure, damage and other unplanned repairs, the limited availability of transport vessels, hazards, self-imposed drilling limitations and other delays due to severe storms and hurricanes and the limited availability or high cost of insurance coverage for certain offshore perils, such as hurricanes in the Gulf of Mexico or associated removal of wreckage or debris;

- possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance or other reasons;

- risks inherent to shipyard rig construction, repair or enhancement, unexpected delays in equipment delivery and engineering or design issues following shipyard delivery, or changes in the dates our rigs will enter a shipyard, be delivered, return to service or enter service;

- actual contract commencement dates;

- environmental or other liabilities, risks or losses, whether related to storm or hurricane damage, losses or liabilities (including wreckage or debris removal) or otherwise;

- our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to competition from other contract drillers, labor regulations or otherwise;

- governmental action and political and economic uncertainties, including uncertainty or instability resulting from civil unrest, political demonstrations, mass strikes, or an escalation or additional outbreak of armed hostilities or other crises in oil or natural gas producing areas of the Middle East or other geographic areas, which may result in expropriation, nationalization, confiscation or deprivation of our assets or result in claims by our customers of a force majeure situation;

- terrorism, piracy or military action impacting our operations, assets or financial performance;
- the outcome of legal proceedings, or other claims or contract disputes, including any inability to collect receivables or resolve significant contractual or day rate disputes, any purported renegotiation, nullification, cancellation or breach of contracts with customers or other parties and any failure to negotiate or complete definitive contracts following announcements of receipt of letters of intent;
- potential long-lived asset impairments; and
- the failure of the Company's recently announced redomestication to the United Kingdom to be approved by stockholders or consummated; or changes in foreign or domestic laws that could effectively preclude the redomestication or reduce or eliminate the anticipated benefits of the transaction.

All forward-looking statements contained in this Form 10-K speak only as of the date of this document. We undertake no obligation to update or revise publicly any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this Form 10-K, or to reflect the occurrence of unanticipated events.

Other relevant factors are included in Item 1A, "Risk Factors," of this Form 10-K.

PART I

ITEM 1. *BUSINESS*

Rowan Companies, Inc. ("Rowan" or the "Company") is a major provider of international and domestic offshore contract drilling services. Organized in 1947 as a Delaware corporation under the name Rowan Drilling Company, Inc., Rowan is a successor to a contract drilling business conducted since 1923.

In June and September 2011, we completed the sales of our manufacturing and land drilling operations, respectively. Our manufacturing operations were previously reported as the "Drilling Products and Systems" and the "Mining, Forestry and Steel Products" segments, and our land drilling operations were previously reported as a component of our "Drilling Services" segment. The Company has reclassified the results of its former manufacturing and land drilling operations to discontinued operations for all periods presented. See Note 3 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K for further information.

The Company does not currently segment its continuing offshore drilling business for reporting purposes. Information with respect to Rowan's revenues and assets by geographic areas of operation is presented in Note 11 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are made available free of charge on our website at www.rowancompanies.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Overview

Rowan provides offshore contract drilling services utilizing a fleet of 31 self-elevating mobile offshore drilling platforms ("jack-up rigs"). Our primary focus is on high-specification and premium jack-up rigs, which our customers use for exploratory and development drilling and, in certain areas, well workover operations. Additionally, we have three ultra-deepwater drillships currently under construction, the first of which is scheduled for delivery in late 2013.

We conduct offshore drilling operations in various markets throughout the world, and at February 27, 2012, we had eleven rigs in the Middle East, ten in the U.S. Gulf of Mexico, six in the North Sea, two in Trinidad, and one each in Malaysia and Vietnam.

During 2011, we generated revenues of $939.2 million and operating income of $149.6 million, compared with $1,017.7 million and $378.3 million, respectively, in 2010. Our results of operations are further discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Contract Drilling Services

Rowan operates large jack-up rigs capable of drilling depths up to 35,000 feet in maximum water depths ranging from 250 to 550 feet, depending on rig size and location. Our jack-ups are designed with a hull that is fully equipped to serve as a drilling platform supported by three independently elevating legs. The rig is towed to the drilling site where the legs are lowered until they penetrate the ocean floor, and the hull is jacked up to the elevation required to drill the well.

We have aggressively grown our jack-up fleet in recent years to better serve the needs of the industry for drilling in harsher environments, and we are particularly well positioned to serve the niche market for high-pressure/high-temperature ("HPHT") wells. All of our rigs feature top-drive drilling systems, solids-control equipment, AC power and mud pumps that greatly accelerate the drilling process. Most have been designed or upgraded to handle the toughest environmental criteria. Our drilling fleet currently comprises the following:

- Nineteen high-specification cantilever jack-up rigs, including one *Gorilla* class rig, three *N-Class* rigs, four enhanced *Super Gorilla* class rigs, four *Tarzan Class* rigs, three *240C* class rigs, and four *EXL* class rigs, as described below. We use the term "high-specification" to describe the most capable jack-ups; i.e., those having a hook-load capacity of at least two million pounds.

- Nine premium cantilever jack-up rigs, including two *Gorilla* class rigs and seven 116-C class rigs. We use the term "premium jack-ups" to denote independent-leg cantilever rigs that can operate in at least 300 feet of water in benign environments.

- Three conventional or slot jack-up rigs with skid-off capability.

Cantilever jack-ups can extend a portion of the sub-structure containing the drilling equipment over fixed production platforms to perform drilling operations with a minimum of interruption to production. Our conventional jack-ups use "skid-off" technology, which allows the rig floor drilling equipment to be "skidded" out over the top of a fixed platform, enabling these slot type jack-up rigs to be used on drilling assignments that would otherwise require a cantilever jack-up or platform rig.

Our three *Gorilla* class rigs, designed in the early 1980s as a heavier-duty class of jack-up rig, are capable of operating in water depths up to 328 feet in extreme hostile environments (winds up to 100 miles per hour and seas up to 90 feet) such as the North Sea and offshore eastern Canada. *Gorillas II* and *III* can drill to 30,000 feet, and *Gorilla IV* is equipped to reach 35,000 feet.

Our four *Super Gorilla* class rigs were delivered during the period from 1998 to 2003 and are enhanced versions of our *Gorilla* class rigs that can be equipped for simultaneous drilling and production operations. They can operate year-round in 400 feet of water south of the 61st parallel in the North Sea, within the worst-case combination of 100-year storm criteria for waves, wave periods, winds and currents. The *Bob Palmer* is an enhanced version of the *Super Gorilla* class jack-up and is designated a *Super Gorilla XL*. With 713 feet of leg, 139 feet more than the *Super Gorillas*, and 30% larger spud cans, this rig can operate in water depths to 550 feet in typically benign environments like the Gulf of Mexico and the Middle East or in water depths to 400 feet in the hostile environments of the North Sea and offshore eastern Canada and West Africa.

Our four *Tarzan Class* rigs were delivered during the period from 2004 to 2008 and specifically designed for deep-well, HPHT drilling in up to 300 feet of water in benign environments.

Our three *240C* class rigs were designed for HPHT drilling in water depths to 400 feet. The first and second *240Cs,* the *Rowan Mississippi* and *Ralph Coffman,* were added to the fleet in 2008 and 2009, respectively. The third *240C*, the *Joe Douglas,* was added to the fleet in the fourth quarter of 2011.

Our four *EXL* class rigs employ the latest technology to enable drilling of HPHT and extended-reach wells in most of the prominent jack-up markets throughout the world, and are equipped with the hook-load and horsepower required to efficiently drill beyond 30,000 feet. The first three *EXL* class rigs were delivered in 2010, and the *EXL IV* was delivered in the fourth quarter of 2011.

Our three *N-Class* rigs are capable of drilling up to 35,000 feet in harsh environments such as the North Sea and in maximum water depths of 450 feet. The *N-Class* rigs, which were designed for operation in the highly regulated Norwegian sector of the North Sea, can be equipped to perform drilling and production operations simultaneously. Our first *N-Class* rig, the *Rowan Viking*, was delivered in October 2010, and the *Rowan Stavanger* and *Rowan Norway* were delivered in January and June 2011, respectively.

In May 2011, the Company entered into contracts with Hyundai Heavy Industries Co., Ltd ("Hyundai") for the construction of two ultra-deepwater drillships, the *Rowan Renaissance and Rowan Resolute,* at its Ulsan, South Korea, shipyard for delivery in late 2013 and mid 2014, respectively. On October 31, 2011, the Company exercised its option with Hyundai for the construction of a third ultra-deepwater drillship, the *Rowan Reliance,* having the same specifications, for delivery in late 2014. The agreement with Hyundai also includes an option exercisable through March 30, 2012, for an additional drillship of the same specifications for delivery in the first quarter of 2015. The drillships will be capable of drilling wells to depths of 40,000 feet in waters of up to 12,000 feet. The DP-3 compliant, dynamically-positioned drillships will be equipped with retractable thrusters, dual-activity capability, five mud pumps, dual mud systems and a maximum hook-load capacity of 1,250 tons. Each will also be equipped with a seven-ram BOP incorporating full acoustic backup control and storage and handling facilities for a second BOP. The drillships feature hull integration with below-deck riser storage, four million pounds riser tensioning, main load path active-heave drawworks with crown-mounted compensation, three 100-ton knuckle boom cranes, an active-heave 165-ton crane for simultaneous deployment of subsea equipment, a variable deck load capacity of 20,000 tons and accommodations for 210 personnel.

Rowan's drilling operations are subject to many hazards, including blowouts, well fires and severe weather, which could cause personal injury, suspend drilling operations, seriously damage or destroy equipment, and cause substantial damage to producing formations and the surrounding environment. Offshore drilling rigs are also subject to marine hazards, either while on site or under tow, such as vessel capsizing, collision or grounding. Raising and lowering the legs of jack-up rigs into the ocean floor requires skillful handling to avoid capsizing or other serious damage. Drilling into high-pressure formations is a complex process and problems can frequently occur. See Item 1A, "Risk Factors," of this Form 10-K for additional information.

See Item 2, "Properties," of this Form 10-K for additional information with respect to the rigs in our fleet.

Contracts

Our drilling contracts generally provide for a fixed amount of compensation per day, known as the day rate, and are usually obtained either through competitive bidding or individual negotiations.

Our drilling contracts are either "well-to-well," "multiple-well" or for a fixed term generally ranging from one month to multiple years. Well-to-well contracts are cancelable by either party upon completion of drilling. Fixed-term contracts usually provide for termination by either party if drilling operations are suspended for extended periods as a result of events of *force majeure.* While many fixed-term contracts are for relatively short periods, some can continue for periods longer than the original terms, and well-to-well contracts can be extended over multiple series of wells. Many drilling contracts contain renewal or extension provisions exercisable at the option of the customer at mutually-agreeable rates and, in certain cases, such option rates are agreed-upon at the outset of the contract. Many of our drilling contracts provide for separate lump-sum payments for rig mobilization and demobilization, for which we recognize the revenues and related expenses over the primary contract term, and for reimbursement of certain other costs, for which we recognize both revenues and expenses when incurred. Our contracts for work in foreign countries generally provide for payment in United States dollars except for amounts required by applicable law to be paid in the local currency or amounts required to meet local expenses.

A number of factors affect our ability to obtain contracts at profitable rates within a given area. Such factors, which are discussed further under "Competition," include the location and availability of competitive equipment, the suitability of equipment for the project, comparative operating cost of the equipment, competence of drilling personnel and other competitive factors. Profitability may also depend on receiving adequate compensation for the cost of moving equipment to drilling locations.

During periods of weak demand and declining day rates, we have historically accepted lower rates in an attempt to keep our rigs working and to mitigate the substantial costs of maintaining and reactivating stacked rigs. In 2010, however, we decided to cold-stack two of our least competitive rigs and in 2011 we stacked a third rig. In periods of strong demand and rising day rates, we strive to maintain a mix of short- and long-term contracts to enable us to both take advantage of potential higher future rates (and cover potential higher operating costs) as well as provide down-side protection when markets inevitably decline.

Our offshore drilling revenue backlog was estimated to be approximately $3.1 billion at February 27, 2012, up from approximately $1.7 billion at February 25, 2011. We estimate approximately 31% of our current backlog will be realized in the remainder of 2012.

Competition

The contract drilling industry is highly competitive, and success in obtaining contracts involves many factors, including price, rig capability, operating and safety performance and reputation.

Currently, we compete with several offshore drilling contractors that together have 767 mobile rigs available worldwide, including 479 jack-ups. We estimate that 38 or less than 8% of the world's existing jack-up fleet are high-specification, including the 19 high-specification rigs that we own. Seventy-eight additional jack-up rigs are under construction for delivery through 2014, thirty-one of which are considered high-specification.

There are currently 78 drillships operating worldwide plus another 68 under construction or on order for delivery through 2019, including our three under construction. We estimate that 45, or approximately 58% of the world's existing drillship fleet, are capable of drilling in water depths of 10,000 feet or more, and 65 of the 68 under construction will have 10,000-foot water depth capabilities.

Based on the number of rigs as tabulated by IHS-Petrodata, Rowan is the seventh largest offshore drilling contractor in the world and the fifth largest jack-up rig operator. Some of our competitors have greater financial and other resources and may be more able to make technological improvements to existing equipment or replace equipment that becomes obsolete. In addition, those contractors with larger and more diversified drilling fleets may be better positioned to withstand unfavorable market conditions.

We market our drilling services by contacting present and potential customers, including large international energy companies, smaller independent energy companies and foreign government-owned or -controlled energy companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K for a discussion of current and anticipated industry conditions and their impact on our operations.

Governmental Regulation

Many aspects of our operations are subject to governmental regulation, including equipping and operating vessels, drilling practices and methods, and taxation. In addition, the United States and other countries in which we operate have regulations relating to environmental protection and pollution control. Rowan could become liable for damages resulting from pollution of offshore waters and, under United States regulations, we must document financial responsibility.

Generally, we are indemnified under our drilling contracts for pollution, well and environmental damages, except in certain cases of pollution emanating above the surface of land or water from spills of pollutants emanating from our drilling rigs. This indemnity includes all costs associated with regaining control of a wild well, removal and disposal of the pollutant, environmental remediation and claims by third parties for damages.

Our customers often require us to assume responsibility for pollution damages where we are at fault. In each of these instances, we limit our liability exposure to a non-material amount. For example, a contract may provide that Rowan will assume the first $500,000 of costs related to an incident resulting in wellbore pollution due to Rowan's gross negligence, with the customer assuming responsibility for all costs in excess of $500,000. We can provide no assurance, however, that such indemnification provisions can be enforced or will be sufficient. Our customers may challenge the validity or enforceability of the indemnity provision for several reasons, including but not limited to, applicable law, judicial decisions, the language of the indemnity provision, as being against public policy, and/or the circumstances resulting in the pollution.

In the event of an incident resulting in wellbore pollution and a customer who is unable or unwilling to honor its indemnity obligation, the impact on Rowan's financial position, operations and liquidity would depend on the scope of the incident. In this instance, Rowan would seek to enforce its legal rights, including the enforcement of the indemnity obligation and redress from all parties at fault. In addition, Rowan maintains insurance for liability related to negative environmental impacts of a sudden and accidental pollution event, as described below. If both insurance and indemnity protection were unavailable or insufficient and the incident was significant, there could be a material adverse effect on our results of operations, financial condition or liquidity.

Pursuant to the Clean Water Act, the owner of a lease (the "Operator") is required to obtain a National Pollutant Discharge Elimination Permit ("NPDES permit"). For drilling operations conducted in the U.S. Gulf of Mexico ("US GOM"), these permits are issued and administered by the Environmental Protection Agency ("EPA"). As a contract driller in the US GOM, Rowan operates in accordance with the Operator's NPDES permit. According to the NPDES permit, the Operator is the designated Responsible Party and is thus responsible for any environmental impacts that would occur in the event of the discharge of any unpermitted substance, including a fuel spill or oil leak from an offshore installation, such as a mobile drilling unit. In addition, pursuant to the International Maritime Organization, to which the United States is a signatory, Rowan is required to have for each of its drilling units a Shipboard Oil Pollution Emergency Plan ("SOPEP"), which is administered by the United States Coast Guard ("USCG").

In support of compliance with these permits and regulations, Rowan's SOPEP details procedures for rapid and effective response to spill events that may occur as a result of our operations or those of the Operator. This plan is reviewed annually and updated as necessary. On-board drills are conducted periodically to maintain effectiveness of the plan and each rig is outfitted with equipment to respond to minor spills. The drills include participation of key personnel, spill response contractors and representatives of governmental agencies. For operations in the United States, Rowan's SOPEPs are subject to review and approval by various organizations including the USCG, EPA and the Bureau of Safety and Environmental Enforcement ("BSEE"), formerly the Bureau of Ocean Energy Management, Regulatory and Enforcement ("BOEMRE"), and are recertified by the American Bureau of Shipping every five years.

As the designated responsible party, the Operator has the primary responsibility for spill response, including having contractual arrangements in place with emergency spill response organizations to supplement any onboard spill response equipment. However, Rowan also has an agreement with an emergency spill response organization should we have an incident that exceeds the scope of our on-board spill response equipment.

Our spill response provider has been in business since 1994 and specializes in helping industries prevent and clean up oil and other hydrocarbon spills throughout the Gulf Coast, with strategically located response centers in Texas and Louisiana with 24-hour response capabilities and equipment. Our provider's website states that it holds all necessary licenses, certifications and permits to respond to emergencies in the U.S. Gulf of Mexico and that it has significant spill response resources to meet the needs of its customers.

The Company believes these resources have adequate equipment to respond to an emergency spill; however, we can provide no assurance that adequate resources will be available should multiple concurrent spills occur. Other foreign jurisdictions in which we operate may also have similar regulations and requirements.

In addition, Rowan is actively involved in various industry led initiatives and task forces, including the American Petroleum Institute's newly formed Center for Offshore Safety that are engaged in various initiatives to improve safety and protect the environment.

We believe we are in compliance in all material respects with the health, safety and environmental regulations affecting the operation of our rigs and the drilling of oil and gas wells in the countries and jurisdictions in which we operate. Except as discussed above, we do not believe regulatory compliance has materially affected our capital expenditures, earnings or competitive position to date, although such measures do increase drilling costs and may adversely affect drilling operations. Further regulations may reasonably be anticipated, but any effects on our drilling operations cannot be accurately predicted at this time.

In the United States, Rowan is subject to the requirements of the Occupational Safety and Health Act of 1970 ("OSHA") and comparable state statutes. OSHA requires us to provide our employees with information about the chemicals used in our operations. There are comparable requirements in other non-U.S. jurisdictions in which we operate.

In addition to the federal, state, and foreign regulations that directly affect our operations, regulations associated with the production and transportation of oil and gas affect the operations of our customers and thereby could potentially impact demand for our services.

Insurance

The Company maintains insurance coverage for damage to our drilling rigs, third party liability, workers' compensation and employers' liability, sudden and accidental pollution and other coverage. Our insurance coverage is subject to deductibles and self-insured retentions which must be met prior to any recovery. Additionally, our insurance is subject to exclusions and limitations, and we can provide no assurance that such coverage will adequately protect us against liability from all potential consequences and damages.

Our current insurance policies provide coverage for loss or damage to our fleet of drilling rigs on an agreed value basis (which varies by unit) subject to a deductible of $25 million per occurrence. This coverage does not include damage arising from a United States Gulf of Mexico named windstorm, for which we are self-insured.

We maintain insurance policies providing coverage for liability associated with negative environmental impacts of a sudden and accidental pollution event, third-party liability, employers' liability (including Jones Act liability), auto liability and aviation liability, and these policies are subject to various deductibles and underlying limits. In addition, we maintain excess liability coverage with an annual aggregate limit of $700 million subject to a self-insured retention of $10 million (except in cases of removal-of-rig-wreck due to a U.S. Gulf of Mexico named windstorm, which has a self-insured retention of $200 million).

Our rig physical damage and liability insurance renews each June. Due to industry losses in recent years, including the 2010 Macondo incident, it may be impossible to secure coverage of a similar nature and with similar limits, or such coverage may be available only at higher costs.

Employees

At December 31, 2011, we had 2,719 employees worldwide, as compared to 5,217 and 4,846 at December 31, 2010 and 2009, respectively. The number of employees at December 31, 2010 and 2009 included 2,976 and 2,775 employees, respectively, attributable to operations that were sold in 2011. None of our employees are covered by collective bargaining agreements with labor unions. We consider relations with our employees to be satisfactory.

Customers

In 2011, Saudi Aramco accounted for 29% of consolidated revenues, McMoRan Exploration Co. accounted for 21%, and Total Exploration & Production accounted for 11% of consolidated revenues.

ITEM 1A. *RISK FACTORS*

You should consider carefully the following risk factors, in addition to the other information contained and incorporated by reference in this Form 10-K, before deciding to invest in our common stock or debt securities.

We operate in a volatile business that is heavily dependent upon commodity prices and other factors beyond our control.

The success of our drilling operations depends heavily upon conditions in the oil and gas industry and the level of demand for drilling services. Demand for our drilling services is vulnerable to declines that are typically associated with depressed oil and natural gas prices. Even the perceived risk of a decline in oil or natural gas prices may cause oil and gas companies to reduce their spending, in which case demand for our drilling services could decrease and our drilling revenues may be adversely affected by lower rig utilization and/or day rates. Oil and natural gas prices have historically been very volatile, and our drilling operations have in the past suffered through long periods of weak market conditions.

Demand for our drilling services also depends on additional factors that are beyond our control, including:

- worldwide demand for drilling services
- worldwide demand and prices for oil and natural gas
- the level of exploration and development expenditures by energy companies
- the willingness and ability of the Organization of Petroleum Exporting Countries, or OPEC, to limit production levels and influence prices
- the level of production in non-OPEC countries
- the general economy, including inflation
- the condition of global capital markets
- weather and climate conditions in our principal operating areas, including possible disruption of exploration and development activities due to hurricanes and other severe weather conditions
- environmental and other laws and regulations
- policies of various governments regarding exploration and development of oil and natural gas reserves
- domestic and international tax policies
- political and military conflicts in oil-producing areas and the effects of terrorism

- advances in exploration and development technology
- further consolidation of our customer base
- further consolidation of our competitors

Our drilling operations have been and will continue to be adversely affected by dramatic declines in oil and natural gas prices, but we cannot predict such events. Nor can we assure you that a reduction in offshore drilling activity will not occur for other reasons.

The delivery of new drilling rigs currently under construction may reduce our rig utilization and day rates, could be difficult to staff given competition for labor, and could lead to impairment charges.

We believe there are currently 78 competitive jack-ups and 68 drillships under construction worldwide, or approximately 16% and 87% of the existing respective jack-up and drillship fleets. Most of these rigs do not have drilling contracts in place, and their delivery will increase the supply of available rigs competing for work, which could reduce rig utilization and day rates. In addition, many of these rigs could enter the market at a time of excess capacity and low day rates. Prolonged periods of low rig utilization require us to accept lower day rates, or may cause us to temporarily take rigs out of service, or "stack" rigs, which would adversely affect our operating results and cash flows. We may also have difficulty staffing our rigs and hiring support staff as competition for labor will increase with the significant additions to the worldwide fleet. We may be required to recognize impairment charges on our drilling rigs if future cash flow estimates, based upon information available to management at the time, indicate that their carrying values may not be recoverable.

Our markets are highly competitive, and satisfactory price levels are difficult to maintain.

Our drilling markets are highly competitive, and no single participant is dominant. Drilling contracts are often awarded on a competitive-bid basis, and intense price competition is frequently the primary factor determining which qualified contractor is awarded the job. Relocation of offshore rigs from areas of lower activity, such as the U.S. Gulf of Mexico in recent years, to more active international markets has further increased the competition among rigs looking for work in those areas. The anticipated delivery of 78 new jack-ups and 68 drillships over the next three and seven years, respectively, and ongoing consolidation by oil and gas exploration and production companies will further increase the supply of rigs while reducing the number of available customers. This consolidation has also resulted in drilling projects being delayed. We may have to reduce our prices in order to remain competitive, which would have an adverse effect on our operating results and cash flows.

If we or our customers are unable to acquire or renew permits and approvals required for drilling operations, we may be forced to suspend or cease our operations, and our revenues may be reduced.

Crude oil and natural gas exploration and production operations in the U.S. Gulf of Mexico require numerous permits and approvals for us and our customers from governmental agencies. If we or our customers are not able to obtain necessary permits and approvals, our operations will be adversely affected. Obtaining all necessary permits and approvals may necessitate substantial expenditures to comply with the requirements of these permits and approvals, future changes to these permits or approvals, or any adverse change in the interpretation of existing permits and approvals. In addition, such regulatory requirements and restrictions could also delay or curtail our operations and could have a significant impact on our financial condition or results of operations and may create a risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements.

In 2010, the Bureau of Ocean Energy Management, Regulation and Enforcement, which was replaced October 1, 2011, by the Bureau of Ocean Energy Management ("BOEM") and the Bureau of Safety and Environmental Enforcement ("BSEE"), issued Notices to Lessees ("NTLs") implementing new environmental and safety regulations applicable to drilling operations in the U.S. Gulf of Mexico. These NTLs have adversely impacted the ability of our customers to obtain necessary permits and approval on a timely basis and/or to continue operations uninterrupted under existing permits. The BSEE, which is responsible for implementation and enforcement of the new regulations, subsequently issued new regulations in October 2011 which formalized many of the requirements set forth in the NTLs and issued additional environmental and safety requirements in November 2011. We have been evaluating our own environmental and safety programs and are working with the BSEE, our customers and various industry organizations to meet these requirements; however, compliance with these new regulatory requirements may result in interruption of operations, reduced revenues and higher operating costs.

We are subject to governmental laws and regulations that could cause significant costs and liability on us for environmental and natural resource damages.

Many aspects of our operations are subject to governmental regulation, including equipping and operating vessels, drilling practices and methods, and taxation. In addition, the United States and other countries in which we operate have regulations relating to environmental protection and pollution control. Rowan could become liable for damages resulting from pollution of offshore waters and, under United States regulations, we must document financial responsibility. Generally, we are substantially indemnified under our drilling contracts for pollution damages, except in certain cases of pollution emanating above the surface of land or water from spills of pollutants, or pollutants emanating from our drilling rigs. We can provide no assurance, however, that such indemnification provisions can be enforced.

In the United States, Rowan is subject to the requirements of OSHA and comparable state statutes. OSHA requires us to provide our employees with information about the chemicals used in our operations. There are comparable requirements in other non-U.S. jurisdictions in which we operate.

In addition to the federal, state, and foreign regulations that directly affect our operations, regulations associated with the production and transportation of oil and gas affect the operations of our customers and thereby could potentially impact demand for our services.

We will experience reduced profitability if our customers terminate or seek to renegotiate our drilling contracts.

Most of our term drilling contracts are cancelable by the customer without penalty upon the occurrence of events beyond our control, such as the loss or destruction of the rig due to weather, or the suspension of drilling operations for a specified period of time as a result of a breakdown of major equipment, and require the customer to pay a termination fee in the event of a cancelation without cause. Not all of our contracts require the customer to make an early termination payment upon cancellation. Any early termination payments that may be required under our contracts may not be sufficient to fully compensate us for the loss of the contract and could result in the rig becoming idle for an extended period of time. Additionally, a customer may be able to obtain a comparable rig at a lower daily rate and seek to renegotiate the terms of its existing drilling contract with us.

We have and will likely continue to have certain customer concentrations which increase our risks and may reduce profitability in certain situations.

The Company has certain significant customers, particularly in the Gulf of Mexico and the Middle East. The loss or material reduction of business from any such customers could have a material adverse impact on our results of operations and cash flows. Moreover, to the extent that we may be dependent on any single customer, we could be subject to the risks faced by that customer to the extent that such risks impede the customer's ability to continue operating and make timely payments to us.

Many of our drilling rigs are subject to damage or destruction by severe weather, and our business may be affected by the threat of severe weather.

Our drilling rigs are located in areas that frequently experience hurricanes or other forms of severe weather conditions and are therefore subject to potential damage or destruction caused by such weather. Damage caused by high winds and turbulent seas could cause us to suspend operations on drilling rigs for significant periods of time until the damage can be repaired. Even if our drilling rigs are not damaged or lost due to severe weather, we may still experience disruptions in our operations due to damage to our customers' platforms and other related facilities. Additionally our customers may choose not to contract our rigs for use during hurricane season, particularly our conventional rigs in the U.S. Gulf of Mexico. We lost six rigs due to hurricanes in 2002, 2005 and 2008, and another was significantly damaged. Future storms could result in the loss or damage of additional rigs, which would adversely affect our financial position, results of operations and cash flows.

We are currently self-insured with respect to physical damage due to named windstorms in the U.S. Gulf of Mexico.

Hurricanes (or "windstorms") have caused tremendous damage to drilling and production equipment and facilities throughout the Gulf Coast in recent years, and insurance companies have incurred substantial losses as a result. Accordingly, insurance companies have substantially reduced the levels of available coverage for named windstorms in the U.S. Gulf of Mexico and have dramatically increased the price of such coverage. Coverage for potential liabilities to third parties associated with property damage and personal injuries, as well as coverage for environmental liabilities and removal of wreckage and debris associated with these windstorm losses, has also been limited.

As a result of the increased cost and reduced availability, we do not maintain named windstorm physical damage coverage on any of our rigs located in the U.S. Gulf of Mexico. Our coverage for removal of wreckage for these rigs is subject to a $200 million per occurrence deductible. Losses due to future U.S. Gulf of Mexico named windstorms not covered by insurance could adversely affect our financial position, results of operations and cash flows.

Taxing authorities may challenge our tax positions, and we may not be able to realize expected benefits.

Our tax positions are subject to audit by U.S. federal, state, and foreign tax authorities. The tax authorities may disagree with our interpretations or assessments of the effects of tax laws, treaties, or regulations or their applicability to our corporate structure or certain transactions we have undertaken. We could therefore incur material amounts of unrecorded income tax cost if our positions are challenged and we are unsuccessful in defending them.

In 2009, we recognized certain tax benefits as a result of applying the facts of a third-party tax case to our tax situation. That case provided a more favorable tax treatment for certain foreign contracts entered into in prior years. Determinations by such authorities that differ materially from our recorded estimates, favorably or unfavorably, may have a material impact on our results of operations, financial position and cash flows. The IRS audit team auditing our tax returns has initially disagreed with our position on these tax benefits. There can be no assurance that we will prevail in our position.

Our foreign operations typically present additional risks, and operations in certain foreign areas present higher costs.

In recent years, we have significantly expanded our operations internationally. Foreign operations are often subject to political, economic and other uncertainties not typically encountered in domestic operations, including arbitrary taxation policies, onerous customs restrictions, currency exchange fluctuations, security threats including terrorism, and the risk of asset expropriation due to foreign sovereignty over operating areas. Political unrest in areas in which we have operations, could potentially delay projects, either planned or currently in progress, or could impact the Company in other unforeseen ways.

In foreign areas where legal protections may be less available to the Company, we assume greater risk that our customer may terminate contracts without cause on short notice, contractually or by governmental action.

Any such unforeseen events could have a material adverse effect on our financial position, results of operations and cash flows. Additionally, operations in certain foreign areas, such as the North Sea, are highly regulated and have higher compliance and operating costs in general.

Most of our contracts are fixed-price contracts, and changes in customer requirements, increased regulatory requirements and increases in our operating costs or price levels in general could have an adverse effect on the profitability of those contracts.

Most of our drilling contracts provide for the payment of a fixed day rate during periods of operation, and reduced day rates during periods of other activities. Many of our operating costs are unpredictable and can vary based on events beyond our control, including increased customer and regulatory requirements. Our gross margins will therefore vary over the terms of our contracts. If our costs increase or we encounter unforeseen costs, we may not be able to recover them from our customers, which could adversely affect our financial position, results of operations and cash flows.

There are a limited number of suppliers for certain equipment we use in our business.

As a result of the 2011 sale of LeTourneau, our former oil and gas equipment manufacturing subsidiary, we are more dependent on third-party suppliers for services, parts and equipment we use in our business. This could result in higher prices for the parts we purchase, the availability of parts, delays in delivery, or poor customer service in general.

High costs associated with maintaining idle rigs may cause us to experience losses, and cold-stacking rigs may result in impairment charges.

During extended periods that rigs are idle, we may choose to cold-stack our rigs. The *Rowan Juneau* and the *Rowan Alaska*, two of our oldest rigs have been cold-stacked since 2010 and the *Rowan Paris* was stacked in late 2011. Should we cold-stack additional idle rigs, we could be exposed to additional severance costs and potential impairment charges from reductions in the fair value of our equipment.

We are subject to operating risks such as blowouts and well fires that could result in environmental damage, property loss, personal injury and death, and some of such risks may not be covered by insurance or recoverable indemnification.

Our drilling operations are subject to many hazards that could increase the likelihood of accidents. Accidents can result in:

- costly delays or cancellations of drilling operations;
- serious damage to or destruction of equipment;
- personal injury or death;
- significant impairment of producing wells, leased properties or underground geological formations; and
- major environmental damage.

Our drilling operations are also subject to marine hazards, whether at drilling sites or while equipment is under tow, such as vessel capsizings, collisions or groundings. In addition, raising and lowering jack-up rigs and drilling into high-pressure formations are complex, hazardous activities, and we frequently encounter problems. Any ongoing change in weather patterns or climate could increase the adverse impact of marine hazards.

In past years, we have experienced some of the types of incidents described above, including high-pressure drilling accidents resulting in lost or damaged drilling formations and towing accidents resulting in lost drilling equipment. Any future such events could result in operating losses and have a significant impact on our business.

The Company maintains insurance coverage for damage to our drilling rigs, third-party liability, workers' compensation and employers' liability, sudden and accidental pollution and other coverage. Our insurance coverage is subject to deductibles and self-insured retentions which must be met prior to any recovery. Additionally, our insurance is subject to exclusions and limitations, and we can provide no assurance that such coverage will adequately protect us against liability from all potential consequences and damages.

Our current insurance policies provide coverage for loss or damage to our fleet of drilling rigs on an agreed value basis (which varies by unit) subject to a deductible of $25 million per occurrence. This coverage does not include damage arising from a United States Gulf of Mexico named windstorm, for which we are self-insured.

We maintain insurance policies providing coverage for liability associated with negative environmental impacts of a sudden and accidental pollution event, third-party liability, employers' liability (including Jones Act liability), auto liability and aviation liability, and these policies are subject to various deductibles and underlying limits. In addition, we maintain excess liability coverage with an annual aggregate limit of $700 million subject to a self-insured retention of $10 million (except in cases of removal-of-rig-wreck due to U.S. Gulf of Mexico named windstorm, which has a self-insured retention of $200 million).

Our rig physical damage and liability insurance renews each June. Due to recent industry losses, including the Macondo incident, it may be impossible to secure coverage of a similar nature and with similar limits, or such coverage may be available only at higher costs.

Our drilling contracts generally indemnify the Company for injuries and death of our customers' employees and loss or damage to our customers' property. Our service agreements generally indemnify the Company for injuries and death of our service providers' employees.

Our customers may be unable to indemnify us.

Consistent with standard industry practice, we typically obtain contractual indemnification from our customers whereby they generally agree to protect and indemnify us for liabilities resulting from various hazards associated with the drilling industry. We can provide no assurance, however, that our customers will be financially able to meet these indemnification obligations. The failure of a customer to meet such obligations, the failure of one or more of our insurance providers to meet claim obligations, or losses or liabilities resulting from unindemnified, uninsured or underinsured events could have a material adverse effect on our financial position, results of operations and cash flows.

Rig mobilization, upgrades, enhancements and new construction projects are subject to risks which could cause delays or cost overruns and adversely affect our financial position, results of operations and cash flows.

Rigs moving to a new location and new drilling rigs often experience delays and start-up complications following delivery or other unexpected operational problems that could result in significant uncompensated downtime, reduced day rates or the cancellation or termination of drilling contracts. Rig mobilizations, upgrades and new rig construction projects are subject to risks of delay or cost overruns, including the following:

- shortages of equipment, materials or skilled labor;
- unscheduled delays in the delivery of ordered materials and equipment or shipyard construction;
- failure of equipment to meet quality and/or performance standards;
- financial or operating difficulties of equipment vendors or the shipyard;
- unanticipated actual or purported change orders;
- inability to obtain required permits or approvals;
- unanticipated cost increases between order and delivery, which can be up to three years;
- adverse weather conditions and other events of *force majeure;*
- design or engineering changes; and
- work stoppages and other labor disputes.

Unexpected expenses, significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay or loss of revenue from that rig, which also could adversely affect our financial position, results of operations and cash flows.

Regulation of greenhouse gases and climate change could have a negative impact on our business.

Some scientific studies have suggested that emissions of certain gases, commonly referred to as "greenhouse gases" ("GHGs") and including carbon dioxide and methane, may be contributing to warming of the Earth's atmosphere and other climatic changes. In response to such studies, the issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, is attracting increasing attention worldwide. Legislative and regulatory measures to address concerns that emissions of GHGs are contributing to climate change are in various phases of discussions or implementation at the international, national, regional and state levels.

In 2005, the Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change, which established emission targets for GHGs, became binding on the countries that had ratified it. We have recently operated offshore eastern Canada, which is one of the countries that ratified the Kyoto Protocol. International discussions are underway to develop a treaty to replace the Kyoto Protocol after its expiration in 2012.

In the United States, federal legislation imposing restrictions on GHGs is under consideration. Proposed legislation has been introduced that would establish an economy-wide cap on emissions of GHGs and would require most sources of GHG emissions to obtain GHG emission "allowances" corresponding to their annual emissions. In addition, the EPA is taking steps that would result in the regulation of GHGs as pollutants under the Clean Air Act ("CAA"). To date, the EPA has issued (i) a "Mandatory Reporting of Greenhouse Gases" final rule, effective December 29, 2009, which establishes a new comprehensive scheme requiring operators of stationary sources in the United States emitting more than established annual thresholds of carbon dioxide-equivalent GHGs to inventory and report their GHG emissions annually; and (ii) an "Endangerment Finding" final rule, effective January 14, 2010, which states that current and projected concentrations of six key GHGs in the atmosphere, as well as emissions from new motor vehicles and new motor vehicle engines, threaten public health and welfare, allowing the EPA to finalize motor vehicle GHG standards (the effect of which could reduce demand for motor fuels refined from crude oil). Finally, according to the EPA, the final motor vehicle GHG standards will trigger construction and operating permit requirements for stationary sources. As a result, the EPA has proposed to tailor these programs such that only large stationary sources will be required to have air permits that authorize GHG emissions.

Because our business depends on the level of activity in the oil and natural gas industry, existing or future laws, regulations, treaties or international agreements related to GHGs and climate change, including incentives to conserve energy or use alternative energy sources, could have an adverse impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and natural gas or otherwise result in reduced economic activity generally. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have an adverse impact on our business. In addition to potential impacts on our business directly or indirectly resulting from climate-change legislation or regulations, our business also could be negatively affected by climate-change related physical changes or changes in weather patterns. An increase in severe weather patterns could result in damages to or loss of our rigs, impact our ability to conduct our operations and/or result in a disruption of our customer's operations.

Also, on June 26, 2009, the U.S. House of Representatives passed "American Clean Energy and Security Act of 2009" or ACESA, which would establish an economy-wide cap-and-trade program to reduce U.S. emissions of "greenhouse gases." The net effect of ACESA would be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas. The U.S. Senate has begun work on its own legislation for restricting domestic greenhouse gas emissions, and the Obama Administration has indicated its support of legislation to reduce greenhouse gas emissions through an emission allowance system. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill passed by the Senate would be reconciled with ACESA, the adoption and implementation of any CAA regulations, and any future federal, state or local laws or implementing regulations that may be adopted to address greenhouse gas emissions, could require us to incur increased operating costs and could adversely affect demand for oil and natural gas and our services. The effect on our operations could include increased costs to operate and maintain our equipment and facilities, install new emission controls on our equipment or facilities, measure and report our emissions, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program.

Anti-takeover provisions in our Certificate of Incorporation and bylaws could make it difficult for holders of our common stock to receive a premium for their shares upon a change of control.

Holders of the common stock of acquisition targets may receive a premium for their shares upon a change of control. Delaware law and the following provisions, among others, of our Certificate of Incorporation and bylaws could have the effect of delaying or preventing a change of control and could prevent holders of our common stock from receiving such a premium:

- Special meetings of stockholders may not be called by anyone other than our board of directors, our chairman, our executive committee or our president or chief executive officer.
- Our board of directors is divided into three classes whose terms end in successive years, so that less than a majority of our board comes up for election at any meeting.
- Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the voting rights and other privileges of these shares without any vote or action by our stockholders.

Three of our Super Gorilla class rigs and two of our Tarzan Class rigs are pledged as security under our government-guaranteed debt arrangements.

If operating conditions deteriorate and if market conditions were to remain depressed for a long period of time, our results of operations would suffer, and working capital and other financial resources may not be available or adequate to service our outstanding debt. Three of our *Super Gorilla* class jack-ups and two of our *Tarzan Class* jack-ups are pledged as security under our government-guaranteed debt arrangements. If we were unable to service our debt, it is possible that these assets could be removed from our fleet, in which case our ability to generate sufficient revenues and cash flows would be significantly reduced.

Our drillships under construction do not yet have drilling commitments.

We have not yet obtained drilling commitments for our three drillships under construction, the first of which is to be delivered in late 2013. Failure to secure economical contracts for our drillships under construction prior to delivery could negatively impact our operating results.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

The Company has no unresolved Securities and Exchange Commission staff comments.

ITEM 2. *PROPERTIES*

Rowan leases as its corporate headquarters approximately 89,000 square feet of space in an office tower located at 2800 Post Oak Boulevard in Houston, Texas.

Drilling Rigs

Following are summaries of the principal drilling equipment owned by the Company and current location:

		Depth (feet)[1]			
Rig Name	Class Name/Type	Water	Drilling	Year in Service	Location
Ultra-Deepwater Drillships under construction: [2]					
Rowan Reliance	*Gusto MSC P10,000*	12,000	40,000	2015	Shipyard
Rowan Resolute	*Gusto MSC P10,000*	12,000	40,000	2014	Shipyard
Rowan Renaissance	*Gusto MSC P10,000*	12,000	40,000	2014	Shipyard
High-Specification Jack-ups: [2]					
Rowan Norway [3]	*N-Class*	400	35,000	2011	North Sea
Rowan Stavanger [3]	*N-Class*	400	35,000	2011	North Sea
Rowan Viking [3]	*N-Class*	430	35,000	2011	North Sea
Rowan EXL IV [3]	*EXL*	350	35,000	2011	Gulf of Mexico
Rowan EXL III [3]	*EXL*	350	35,000	2011	Gulf of Mexico
Rowan EXL II [3]	*EXL*	350	35,000	2011	Trinidad
Rowan EXL I [3]	*EXL*	350	35,000	2010	Gulf of Mexico
Joe Douglas [3]	*240C*	375	35,000	2012	Gulf of Mexico
Ralph Coffman [3]	*240C*	375	35,000	2009	Gulf of Mexico
Rowan Mississippi [3]	*240C*	375	35,000	2008	Middle East
J.P. Bussell [3]	*Tarzan*	300	35,000	2008	Vietnam
Hank Boswell [3]	*Tarzan*	300	35,000	2006	Middle East
Bob Keller [3]	*Tarzan*	300	35,000	2005	Middle East
Scooter Yeargain [3]	*Tarzan*	300	35,000	2004	Middle East
Bob Palmer [3]	*Super Gorilla XL*	490	35,000	2003	Middle East
Rowan Gorilla VII [4]	*Super Gorilla*	450	35,000	2002	North Sea
Rowan Gorilla VI [4]	*Super Gorilla*	450	35,000	2000	North Sea
Rowan Gorilla V [4]	*Super Gorilla*	400	35,000	1998	North Sea
Rowan Gorilla IV [3]	*Gorilla*	450	35,000	1986	Gulf of Mexico
Premium Jack-ups: [5]					
Rowan Gorilla III [3]	*Gorilla*	450	30,000	1984	Trinidad
Rowan Gorilla II [3]	*Gorilla*	480	30,000	1984	Malaysia
Rowan California [3]	116C	300	30,000	1983	Middle East
Cecil Provine [3]	116C	300	30,000	1982	Gulf of Mexico
Gilbert Rowe [3]	116C	300	30,000	1981	Middle East
Arch Rowan [3]	116C	350	30,000	1981	Middle East
Charles Rowan [3]	116C	350	30,000	1981	Middle East
Rowan Paris [3]	116C	300	30,000	1980	Middle East
Rowan Middletown [3]	116C	300	30,000	1980	Middle East
Conventional Jack-ups: [6]					
Rowan Juneau	Slot	250	30,000	1977	Gulf of Mexico
Rowan Alaska	Slot	350	30,000	1975	Gulf of Mexico
Rowan Louisiana [3]	Slot	350	30,000	1975/2006 [7]	Gulf of Mexico

(1) Indicates rated water and drilling depths.
(2) High-specification rigs are those that have hook-load capacity of at least two million pounds.
(3) Unit is equipped with three mud pumps.
(4) Unit is equipped with four mud pumps.
(5) Premium jack-ups are cantilevered rigs capable of operating in water depths of 300 feet or more.
(6) Units are equipped with a skid-off capability. For a discussion of skid-off technology, refer to "Offshore Operations" in Item 1, Business, of this Form 10-K.
(7) The *Rowan Louisiana* was damaged during Hurricane Katrina in 2005 and was substantially refurbished in 2006.

Rowan leases and, in some cases, owns various operating and administrative facilities generally consisting of office, maintenance and storage space in the United States in Texas and in Scotland, Saudi Arabia, Qatar, Egypt, Trinidad, Norway, Vietnam, South Korea and Malaysia.

ITEM 3. *LEGAL PROCEEDINGS*

During 2005, Rowan lost four offshore rigs, including the *Rowan Halifax*, and incurred significant damage on a fifth as a result of Hurricanes Katrina and Rita. The Company had leased the *Rowan Halifax* under a charter agreement that commenced in 1984 and was scheduled to expire in March 2008. The rig was insured for $43.4 million, a value that Rowan believes to be more than sufficient to satisfy its obligations under the charter agreement, and by a margin sufficient to cover the $6.3 million carrying value of Rowan equipment installed on the rig. However, the parties holding interests in the rig under the charter claimed that the rig should have been insured for its fair market value and sought recovery from Rowan for compensation above the insured value. Thus, Rowan assumed no insurance proceeds related to the *Rowan Halifax* and recorded a charge during 2005 for the full carrying value of its equipment. In November 2005, the Company filed a declaratory judgment action styled *Rowan Companies, Inc. vs. Textron Financial Corporation and Wilmington Trust Company as Owner Trustee of the Rowan Halifax 116-C Jack-Up Rig* in the 215th Judicial District Court of Harris County, Texas. The owner interests filed a counterclaim for a variety of relief, claiming a right to payment under the charter based on a post-casualty rig valuation of approximately $83 million. The insurance proceeds were placed in escrow. The district court ultimately granted judgment against Rowan for the difference between (a) what Rowan had already paid to the Owner Trustee out of the escrowed insurance proceeds (approximately $22.9 million) and (b) that rig valuation. In March 2009, the Court of Appeals for the 14th District of Texas reversed this judgment, holding that the Company's interpretation of the charter was substantially correct, but directing Rowan to pay an additional amount of approximately $3.2 million due under the charter. The Company made this payment out of the escrowed insurance proceeds. In addition, the Court of Appeals remanded the case for further proceedings in the district court to resolve additional issues and to determine the parties' respective rights to the balance of the escrowed insurance proceeds, which was approximately $21 million. The owner interests filed a motion for rehearing of the Court of Appeals' decision. In October 2009, the Court of Appeals denied the motion, but issued a substitute opinion to clarify the scope of the remand. The Court of Appeals again held that the trial court is to resolve issues concerning the proper disposition of excess insurance proceeds. The Court of Appeals further held that the owner interests' claim that Rowan breached the charter agreement by failing to maintain adequate insurance remains to be decided by the trial court. The owner interests filed another motion for rehearing, which motion was denied in January 2010. In March 2010, the owner interests filed its petition for review in the Supreme Court of Texas. In June 2011, the parties to the dispute reached an agreement to settle all claims and to dismiss the litigation. Pursuant to that settlement, Rowan agreed to pay the owner group a net amount of approximately $6.1 million in addition to the escrowed insurance proceeds. Such amount was paid in 2011 and is classified as "Material charges and other operating expenses" in the Company's Consolidated Statements of Income.

In January 2008, a civil lawsuit styled *State of Louisiana, ex. rel. Charles C. Foti, Jr., Attorney General vs. Rowan Companies, Inc.* was filed in U.S. District Court, Eastern District of Texas, Marshall Division, seeking damages, civil penalties and costs and expenses for alleged commission of maritime torts and violations of environmental and other laws and regulations involving the *Rowan Midland* and other facilities in areas in or near Louisiana. Subsequently, the case was transferred to U.S. District Court, Southern District of Texas, Houston Division (the "Federal Case"). Thereafter, a similar state civil lawsuit styled *State of Louisiana, ex. rel. James D. "Buddy" Caldwell, Attorney General vs. Rowan Companies, Inc.* was filed in the 190th Judicial District Court of Harris County, Texas, in February 2010 (the "State Case"). The State Case pleading contains the same legal allegations as the Federal Case except that the State Case involves unidentified Rowan rigs not including the *Rowan Midland.* In July 2010, the U.S. District Court dismissed the claims of the plaintiff in the Federal Case and the plaintiff chose not to appeal or otherwise challenge that decision. The State Case was inactive prior to the dismissal of the Federal Case. The Company intends to vigorously defend its position in the State Case and does not believe it is probable a loss will be incurred in this matter.

We are from time to time a party to various lawsuits filed by current or former employees that are incidental to our operations in which the claimants seek an unspecified amount of monetary damages for personal injury, including injuries purportedly resulting from exposure to asbestos on our drilling rigs. At December 31, 2011, there were approximately 14 asbestos related lawsuits in which we are one of many defendants. These lawsuits have been filed in the state courts of Mississippi and Texas. We intend to vigorously defend against the litigation. We are unable to predict the ultimate outcome of these lawsuits; however, we do not believe the ultimate resolution of these matters will have a material adverse effect on our financial position, results of operations or cash flows. No amounts were accrued at December 31, 2011, for these asbestos related lawsuits.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, positions and ages of the executive officers of the Company as of February 27, 2012, are listed below. Our executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. There are no family relationships among these officers, nor any arrangements or understandings between any officer and any other person pursuant to which the officer was selected.

Name	Position	Age
W. Matt Ralls	President and Chief Executive Officer	62
Thomas P. Burke	Chief Operating Officer	45
John L. Buvens	Executive Vice President, Legal	56
Mark A. Keller	Executive Vice President, Business Development	59
J. Kevin Bartol	Senior Vice President, Corporate Development	52
Melanie M. Trent	Senior Vice President, Chief Administrative Officer and Corporate Secretary	47
William H. Wells	Senior Vice President, Chief Financial Officer and Treasurer	49
Gregory M. Hatfield	Vice President and Controller	42
Terry D. Woodall	Vice President, Human Resources	63

Since January 2009, Mr. Ralls' principal occupation has been President and Chief Executive Officer. From June 2005 until his retirement in November 2007, Mr. Ralls served as Executive Vice President and Chief Operating Officer of GlobalSantaFe Corporation. Mr. Ralls also serves on the Boards of Superior Energy Services and Cabot Oil & Gas Corporation.

Dr. Burke became Chief Operating Officer of Rowan in July 2011. He joined the Company in December 2009 to serve as President and Chief Executive Officer of LeTourneau Technologies, Inc. and served in such capacity until the sale of LeTourneau in June 2011. Prior to that time, he was employed by Complete Production Services, Inc., an oilfield services company, as Division President from 2006 to 2009.

Since January 2007, Mr. Buvens' principal occupation has been Executive Vice President, Legal.

Since January 2007, Mr. Keller's principal occupation has been Executive Vice President, Business Development. Prior to that time, he served as Senior Vice President, Marketing.

Mr. Bartol became Senior Vice President, Corporate Development in March 2010. From June 2007 to March 2010, he served as Vice President, Strategic Planning, and from January 2007 to June 2007, he was a consultant to the Company on strategic initiatives.

Ms. Trent became Senior Vice President, Chief Administrative Officer and Corporate Secretary in July 2011. From March 2010 to July 2011, she served as Vice President and Corporate Secretary. Ms. Trent has served as Corporate Secretary since she joined the Company in 2005, and also served as Compliance Officer from 2005 to January 2007 and as Special Assistant to the CEO from January 2007 to December 2008.

Mr. Wells became Senior Vice President, Chief Financial Officer and Treasurer in March 2010. From January 2007 until March 2010, he served as Vice President, Finance, and Chief Financial Officer.

Mr. Hatfield became Vice President and Controller in March 2010. From May 2005 to March 2010, he served as Controller.

Mr. Woodall has been Vice President, Human Resources, since joining the Company in July 2005.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Rowan's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "RDC." The following table sets forth the high and low sales prices of our common stock for each quarterly period within the two most recent years as reported by the NYSE Consolidated Transaction Reporting System.

	2011		2010	
Quarter	High	Low	High	Low
First	$ 44.83	$ 32.24	$ 29.40	$ 21.21
Second	44.83	35.42	32.82	21.66
Third	40.76	30.18	31.24	20.44
Fourth	36.71	28.13	35.39	29.23

On January 31, 2012, there were 1,280 stockholders of record.

At December 31, 2011, we had approximately $429 million of cash available for distribution to stockholders under the most restrictive provisions of our debt agreements. Future dividends, if any, will only be paid at the discretion of the Board of Directors. The Company has no current plans to pay a dividend.

The graph below presents the relative investment performance of Rowan's common stock, the Dow Jones U.S. Oil Equipment and Services Index, and the S&P 500 Index for the five-year period ending December 31, 2011, assuming reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Rowan Companies, Inc., the S&P 500 Index, and the Dow Jones US Oil Equipment & Services Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Rowan Companies, Inc.
S&P 500
Dow Jones US Oil Equipment & Services

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/2006	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011
Rowan Companies, Inc.	100.00	120.14	49.10	69.91	107.80	93.66
S&P 500 Index	100.00	105.49	66.46	84.05	96.71	98.75
Dow Jones US Oil Equipment & Services Index	100.00	144.95	59.00	97.43	124.07	108.65

Issuer Purchases of Equity Securities

The following table summarizes acquisitions of our common stock for the fourth quarter of 2011:

Month ended	Total number of shares purchased [1]	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs [2]	Approximate dollar value of shares that may yet be purchased under the plans or programs
Balance forward				$69,076,500
October 31, 2011	-	-	-	69,076,500
November 30, 2011	537,373	$31.91	537,373	51,927,603
December 31, 2011	873,143	$30.85	873,143	24,987,408
Total	1,410,516	$31.26	1,410,516	

[1] The total number of shares purchased includes (i) shares purchased pursuant to a publicly announced program described in note 2 below and (ii) shares withheld by us to satisfy tax withholding obligations in connection with stock-based compensation issued to employees.

[2] On August 8, 2011, we announced that our Board of Directors authorized us to purchase up to $100 million of our common stock. On November 1, 2011, we announced that our Board of Directors increased the amount authorized for purchase from $100 million to $150 million.

For information concerning our common stock to be issued in connection with equity compensation plans, see Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," of this Form 10-K.

ITEM 6. *SELECTED FINANCIAL DATA*

Selected financial data for each of the last five years is presented below:

	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)				
Operations					
Revenues	$ 939,229	$ 1,017,705	$ 1,043,003	$ 1,210,853	$ 1,145,248
Costs and expenses:					
Direct operating costs (excluding items shown below)	508,066	416,832	404,313	480,057	445,567
Depreciation and amortization	183,903	138,301	123,940	97,686	78,642
Selling, general and administrative	88,278	78,658	65,953	62,006	61,071
(Gain) loss on disposals of property and equipment	(1,577)	402	(5,543)	(22,996)	(25,057)
Material charges and other operating expenses [1]	10,976	5,250	-	24,635	-
Gain on hurricane-related events	-	-	-	(37,088)	-
Total costs and expenses	789,646	639,443	588,663	604,300	560,223
Income from operations	149,583	378,262	454,340	606,553	585,025
Other income (expense) — net	(19,503)	(18,727)	(6,822)	6,404	12,647
Income from continuing operations, before income taxes	130,080	359,535	447,518	612,957	597,672
Provision (benefit) for income taxes	(5,659)	91,934	119,186	207,431	206,452
Income from continuing operations	135,739	267,601	328,332	405,526	391,220
Discontinued operations, net of taxes [2]	601,102	12,394	39,172	22,102	92,580
Net income	$ 736,841	$ 279,995	$ 367,504	$ 427,628	$ 483,800
Basic income per common share:					
Income from continuing operations	$ 1.09	$ 2.29	$ 2.89	$ 3.60	$ 3.53
Income from discontinued operations	4.80	0.10	0.35	0.20	0.83
Net income	$ 5.89	$ 2.39	$ 3.24	$ 3.80	$ 4.36
Diluted income per common share:					
Income from continuing operations	$ 1.07	$ 2.25	$ 2.89	$ 3.58	$ 3.48
Income from discontinued operations	4.76	0.11	0.35	0.19	0.83
Net income	$ 5.83	$ 2.36	$ 3.24	$ 3.77	$ 4.31
Financial Position					
Cash and cash equivalents	$ 438,853	$ 437,479	$ 639,681	$ 222,428	$ 284,458
Property, plant and equipment — net	$ 5,678,713	$ 4,344,522	$ 3,093,591	$ 2,627,906	$ 1,986,247
Total assets	$ 6,597,845	$ 6,217,457	$ 5,210,694	$ 4,548,892	$ 3,875,305
Long-term debt, less current portion	$ 1,089,335	$ 1,133,745	$ 787,490	$ 355,560	$ 420,482
Stockholders' equity	$ 4,325,987	$ 3,752,310	$ 3,110,370	$ 2,659,816	$ 2,348,438
Statistical Information					
Current ratio [3]	2.46	2.88	2.97	1.82	2.84
Long-term debt/total capitalization	0.20	0.23	0.20	0.12	0.15
Book value per share of common stock outstanding	$ 35.01	$ 29.71	$ 27.31	$ 23.51	$ 21.10
Price range of common stock:					
High	$ 44.83	$ 35.39	$ 27.54	$ 47.94	$ 46.16
Low	$ 28.13	$ 20.44	$ 10.28	$ 12.00	$ 29.48
Cash dividends per share	$ -	$ -	$ -	$ 0.40	$ 0.40

(1) Material charges and other operating expenses consisted of the following: 2011 – a $6.1 million payment to settle a lawsuit in connection with the Company's obligation under a charter agreement for the Rowan Halifax and $4.9 million of incremental noncash and cash compensation cost in connection with the separation of an employee; 2010 – the expected cost of terminating the Company's agency agreement in Mexico; and 2008 – $11.8 million of impairment charges for the cancelation of construction of a fourth *240C* jack-up rig, $8.5 million of severance costs, $2.8 million of investment banking and legal fees, and $1.5 million for goodwill impairment.

(2) In 2011, the Company sold its manufacturing and land drilling operations. Operating results for manufacturing and land drilling have been reclassified to discontinued operations for each year presented.

(3) Current ratio excludes assets and liabilities of discontinued operations.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

OVERVIEW

In 2011, we executed several transactions consistent with our long-stated strategy. During the year, we sold our manufacturing and land drilling services businesses, and received over $1.5 billion in cash. In addition, in 2011 we placed into service six newly acquired high-specification jack-ups – the *EXL II, III* and *IV,* and the *Rowan Viking, Rowan Stavanger* and *Rowan Norway,* and completed construction of the *Joe Douglas,* which is expected to enter service in the first quarter of 2012. This brings to 19 the number of high-specification rigs currently in service and represents a 58% increase in our high-spec capacity over 2010. Finally, we entered into contracts for the construction of three ultra-deepwater drillships, the first of which is to be delivered in late 2013. These transactions capped multi-year efforts to focus our energy and resources on our core high-specification offshore drilling business and to expand into the growing ultra deepwater drilling segment.

Our financial performance during the year was negatively impacted by the effects of rig relocations and shipyard time as we prepared for several new international contracts. During the year, we had nine rigs moving to, or preparing for, new contracts, and several of those projects took longer than anticipated. We estimate that approximately 22% of our available rig days in 2011 were spent by rigs in shipyards or in transit. The combined effect of being off day rate longer than expected and the higher repair and maintenance expense that often accompanies extended shipyard stays hurt our performance. Seven of these rigs have returned to work and we expect the remainder to return to work during the first quarter of 2012. Three of our rigs in the Middle East are expected to enter the shipyard in 2012 for customer required well-control equipment upgrades. Additional shipyard time will be incurred by other rigs in 2012 to meet customer or regulatory requirements and receive needed upgrades. We currently expect that approximately 11% of our available rig days in 2012 will be spent by rigs in shipyards or in transit.

In addition, we estimate that we lost approximately $30 million in revenues in 2011 as a result of equipment downtime in excess of contract allowances, most of which was related to top drives and pipe-handling equipment on our North Sea rigs. We otherwise have maintained a high level of utilization for our higher-specification rigs, as oil and gas companies have increasingly sought more capable equipment to meet more demanding drilling requirements. The market for our less capable rigs, however, continues to be weak, and those rigs have experienced extended periods of idle time. We believe this segmentation of demand based on rig capability will continue. Utilization of our high-specification jack-ups for 2011 was 83%, as compared to 49% and 28% for our premium and conventional jack-ups, respectively. We define high-specification jack-ups as those that have hook load capacity of at least two million pounds, and we define premium jack-ups as those cantilevered rigs capable of operating in water depths of 300 feet or more.

As of February 27, 2012, we had eleven jack-ups in the Middle East, ten in the U.S. Gulf of Mexico, six in the North Sea, two in Trinidad, and one each in Malaysia and Vietnam. At that date, eleven had contracts estimated to complete in 2012, two had contracts estimated to complete in 2013, ten had contracts estimated to complete in 2014, three had contracts estimated to complete in 2016, and five were available.

As a result of the sales of our manufacturing and land drilling businesses, we have reclassified the results of those former operations to discontinued operations in the comparative financial information and related discussions that follow for all periods presented. Our manufacturing operations were previously reported as the "Drilling Products and Systems" and the "Mining, Forestry and Steel Products" segments, and our land drilling operations were previously reported as a component of our "Drilling Services" segment. The Company does not currently segment its remaining offshore drilling business for reporting purposes.

In February 2012, the Company's Board of Directors approved a plan of redomestication that, if approved by the Company's stockholders and certain other closing conditions are met, would result in the Company changing its jurisdiction of incorporation from Delaware to the United Kingdom. The Company intends to pursue the redomestication in 2012.

RESULTS OF OPERATIONS

Our profitability is primarily a function of our ability to keep our rigs under contract and the operating day rates received, but is also impacted by the level of downtime while a rig is under contract, during which period the company may receive a reduced day rate or no day rate. Our ability to obtain contracts for our rigs and the day rates received are primarily determined by the level of oil and gas exploration and development expenditures, which are heavily influenced by trends in oil and natural gas prices and the availability of competitive equipment. When drilling markets are strengthening, day rates generally lag the upward trend in rig utilization, and day rate increases can be more significant as utilization approaches 90%

or more. When drilling markets are weakening, contractors often reduce day rates in an effort to maintain utilization. Both rig utilization and day rates have historically declined much faster than they have risen.

The following table summarizes average prices for oil and natural gas and the Company's utilization and average day rates for the periods indicated:

	Oil (per bbl) *	Natural gas (per MCF) *	Average utilization	Average day rate
2011:				
First quarter	$94.07	$4.20	65%	$136,352
Second quarter	$102.02	$4.38	70%	$133,279
Third quarter	$89.49	$4.06	61%	$148,491
Fourth quarter	$93.78	$3.50	68%	$149,868
2010:				
First quarter	$78.81	$4.99	75%	$183,210
Second quarter	$77.82	$4.35	75%	$174,542
Third quarter	$76.06	$4.24	72%	$147,257
Fourth quarter	$85.16	$3.98	65%	$142,539
Full year:				
2011	$94.83	$4.04	66%	$142,083
2010	$79.48	$4.38	72%	$162,272
2009	$61.95	$4.16	73%	$175,081

* Source: New York Mercantile Exchange (NYMEX)

Current Operations and Markets

Worldwide rig demand is inherently volatile and has historically varied among geographic markets, as has the supply of competitive equipment. Exploration and development expenditures can be impacted by many local factors, such as political and regulatory policies, seasonal weather patterns, lease expirations, new oil and gas discoveries and reservoir depletion. Over time, the level and expected direction of oil and natural gas prices are the principal determinants of drilling activity, and oil and gas prices are ultimately a function of the supply of and demand for those commodities.

Our primary drilling markets are currently the US GOM, the Middle East and the North Sea. We also have rigs operating in Trinidad, Malaysia and Vietnam.

The US GOM jack-up drilling market is highly fragmented among several oil and gas companies, many of which are independent operators whose drilling activities may be highly dependent on near-term operating cash flows. A typical drilling assignment may call for 60 days of exploration or development work performed under a single-well contract with negotiable renewal options. Long-term contracts for jack-up rigs have been relatively rare, and generally are available only from the major integrated oil companies and a few of the larger independent operators. Drilling activity and day rates in the US GOM have tended to fluctuate rather quickly, and generally follow trends in natural gas prices. Drilling demand in the shallow waters of the US GOM has been weak over the last few years as a result of increasing supplies of natural gas and declining prices. In 2010, the market slowed further as a result of the fallout from the Macondo well incident in April 2010 and the delayed permitting process that followed. As of February 24, 2012, industry utilization for jack-up rigs in the US GOM was 56%. At February 27, 2012, we had ten rigs in the US GOM – six under contracts expiring in 2012, one expiring in 2014 and three that were idle or pending contract startups.

International markets present more opportunities for longer-term drilling contracts and high-specification rigs than do domestic markets. The relocation of rigs from domestic to foreign markets is a significant undertaking, and often interrupts revenues and cash flows for several months, particularly when equipment upgrades are involved. Thus, major relocations are typically carried out only when the likelihood of higher long-term returns heavily outweighs the short-term costs.

The Middle East has been a primary focus among our international operations in recent years. As of February 24, 2012, industry utilization in the Middle East for jack-up rigs was 82%. At February 27, 2012, we had eight rigs under contract in Saudi Arabia and one rig under contract in Qatar. One of our eleven rigs there had a contract expiring in 2012, eight had contracts expiring in 2014 and two were idle.

The North Sea is a mature, harsh-environment offshore drilling market that has long been dominated by major oil and gas companies operating within a relatively tight regulatory environment. Project lead times are often lengthy, and drilling assignments, which typically require ultra premium equipment capable of handling extreme weather conditions and high down-hole pressures and temperatures, can range from several months to several years. Thus, drilling activity and day rates in the North Sea move slowly in response to market conditions, and generally follow trends in oil prices. As of February 24, 2012, industry utilization for jack-up rigs in the North Sea was 93%, and at February 27, 2012, we had six rigs there with expected contract completion dates ranging from 2012 through 2016.

As of February 2, 2012, our remaining rigs outside the U.S. were the *Rowan Gorilla II,* which was operating in Malaysia under a contract that is expected to conclude in the fourth quarter of 2012; the *Rowan Gorilla III* and *Rowan EXL II,* which were operating in Trinidad under contracts expected to complete in November 2012 and February 2014, respectively; and the *J.P. Bussell,* which was operating in Vietnam under contract through approximately October 2012.

Key Performance Measures

The following table presents certain key performance measures for our fleet:

	2011	2010	2009
Revenues (in thousands):			
North Sea	$ 298,027	$ 176,265	$ 171,630
Middle East	263,589	283,512	371,661
Gulf of Mexico	260,405	283,308	288,705
Other international	105,924	256,832	196,782
Subtotal - Day rate revenues	927,945	999,917	1,028,778
Other revenues(1)	11,284	17,788	14,225
Total	$ 939,229	$ 1,017,705	$ 1,043,003
Revenue producing days:			
North Sea	1,424	776	705
Middle East	2,048	2,012	2,424
Gulf of Mexico	2,227	2,121	1,983
Other international	832	1,253	764
Total	6,531	6,162	5,876
Average day rate:(2)			
North Sea	$209,289	$227,146	$243,447
Middle East	$128,706	$140,911	$153,325
Gulf of Mexico	$116,931	$133,573	$145,590
Other international	$127,313	$204,974	$257,568
Total	$142,083	$162,272	$175,081
Utilization (by location):(3)			
North Sea	94%	94%	97%
Middle East	53%	61%	74%
Gulf of Mexico	71%	68%	64%
Other international	59%	92%	83%
Total	66%	72%	73%
Utilization (by classification):(3)			
High-specification jack-up(4)	83%	94%	93%
Premium jack-up(5)	49%	58%	63%
Conventional jack-up	28%	24%	38%

(1) Other revenues, which are primarily revenues received for contract reimbursable costs, are excluded from the computation of average day rate.

(2) Average day rate is computed by dividing day rate revenues by the number of revenue-producing days.

(3) Utilization is the number of revenue-producing days divided by the aggregate number of days rigs were available to work.

(4) We define high-specification jack-ups as those that have hook load capacity of at least two million pounds.

(5) We define premium jack-ups as those cantilevered rigs capable of operating in water depths of 300 feet or more.

2011 Compared to 2010

Our operating results for the years ended December 31, 2011 and 2010 are highlighted below (dollars in millions):

	2011		2010	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 939.2	100%	$ 1,017.7	100%
Operating costs (excluding items below)	(508.1)	-54%	(416.8)	-41%
Depreciation expense	(183.9)	-20%	(138.3)	-14%
Selling, general and administrative expenses	(88.2)	-9%	(78.6)	-8%
Net gain (loss) on property disposals	1.6	0%	(0.4)	0%
Material charges and other operating expenses	(11.0)	-1%	(5.3)	-1%
Operating income	$ 149.6	16%	$ 378.3	37%

Revenues for 2011 decreased by $78.5 million or 8% compared to 2010 as a result of the following (in millions):

	Increase (Decrease)
Rig additions	$ 234.9
Lower average day rates for existing rigs	(159.7)
Lower utilization of existing rigs	(147.2)
Revenues for reimbursable costs and other, net	(6.5)
Net decrease	$ (78.5)

Newbuild additions to the fleet in 2010 and 2011 contributed 1,267 (or 21%) incremental revenue-producing days in 2011 over 2010. During the year, we had nine rigs moving to, or preparing for, new contracts, and several of those projects took longer than anticipated. We estimate that approximately 22% of our available rig days in 2011 were spent by rigs in shipyards or in transit, which contributed to the lower utilization of existing rigs in 2011. The conclusion on long-term, higher day rate contracts in 2010 and 2011 contributed to the lower average day rates for existing rigs in 2011.

Operating costs other than depreciation, selling, general and administrative expenses and material charges for 2011 increased by $91.3 million or 22% over the prior year, as a result of the following (in millions):

	Increase (Decrease)
Operating costs attributable to fleet additions	$ 86.7
Worker's compensation	8.8
Lower operating costs for *Gorilla VI* in the U.K. versus Norway	(14.7)
Lower operating costs due to rigs in shipyard, net	(7.4)
Other, net	17.9
Net increase	$ 91.3

Operating margin (revenues in excess of operating costs other than depreciation, selling, general and administrative expenses and material charges and other operating expenses) declined to 46% of revenues in from 59% in 2010 primarily as a result of lower average day rates for and utilization of existing rigs, which more than offset the impact of fleet additions over the periods. Depreciation expense increased by $45.6 million or 33% between periods due to the rig additions. Selling, general and administrative expenses increased by $9.6 million or 12% due primarily to higher labor costs and tax consulting fees.

In 2011, we settled litigation with Textron relating to the loss of the *Rowan Halifax* in 2005 and charged operations for a payment of $6.1 million (see Note 7 of Notes to Consolidated Financial Statements in Item 8 of this Form 10-K). Also in 2011, we recognized $4.9 million of incremental noncash and cash compensation cost in connection with the separation of an employee. Such amounts comprise the "Material charges and other operating expenses."

Material charges and other operating expenses in 2010 consisted of a $5.3 million charge to operations for the expected cost of terminating the Company's agency agreement in Mexico.

2010 Compared to 2009

Our operating results for 2010 and 2009 are highlighted below (dollars in millions):

	2010		2009	
	Amount	% of Revenues	Amount	% of Revenues
Revenues	$ 1,017.7	100%	$ 1,043.0	100%
Operating costs (excluding items below)	(416.8)	-41%	(404.3)	-39%
Depreciation expense	(138.3)	-14%	(123.9)	-12%
Selling, general and administrative expenses	(78.6)	-8%	(66.0)	-6%
Net gain (loss) on property disposals	(0.4)	0%	5.5	1%
Material charges and other operating expenses	(5.3)	-1%	-	0%
Operating income	$ 378.3	37%	$ 454.3	44%

Revenues for 2010 decreased by $25.3 million or 2% compared to 2009 as a result of the following (in millions):

	Increase (Decrease)
Rig additions	$ 82.6
Lower average day rates for existing rigs	(62.2)
Lower utilization of existing rigs	(49.2)
Revenues for reimbursable costs and other, net	3.5
Net decrease	$ (25.3)

Newbuild additions to the fleet contributed 567 (or 10%) incremental revenue-producing days in the 2010 over 2009.

Operating costs other than depreciation, selling, general and administrative expenses and material charges for 2010 increased by $12.5 million or 3% compared to 2009 primarily due to personnel and related costs attributable to the 2010 additions of the *Ralph Coffman* and the *EXL I.*

Operating margin (revenues in excess of operating costs other than depreciation, selling, general and administrative expenses and material charges and other operating expenses) declined to 59% of revenues in 2010 from 61% in 2009 primarily as a result of lower average day rates and utilization of existing rigs, which more than offset the impact of fleet additions over the periods. Depreciation increased by $14.4 million or 12% between periods due to the rig additions. Selling, general and administrative expenses increased by $12.6 million or 19% due primarily to higher labor costs and professional fees.

In 2010 we charged $5.3 million to operations for the expected cost of terminating the Company's agency agreement in Mexico. Such amount comprises the "Material charges and other operating expenses."

Income Taxes

Historically, the Company has conducted its foreign operations through its U.S. subsidiaries, which resulted in income tax at the U.S. statutory rate of 35%. In late 2009, the Company began operating many of its foreign-based rigs through its international subsidiaries, and has asserted that such earnings are permanently invested abroad. The Company does not provide deferred income taxes on undistributed foreign earnings considered to be permanently invested abroad.

The Company's effective tax rate for continuing operations was a benefit of 4.4% in 2011 (on pretax income of $130.1 million) as compared to provisions of 25.6% for 2010 and 26.6% for 2009. The overall benefit in 2011 was primarily attributable to amortization of benefits related to transferring certain rigs into our international subsidiaries over the period from 2009 through 2011 and a greater proportion of income earned in lower-tax foreign jurisdictions in 2011 as compared to 2010 and 2009.

Outlook

Our backlog by geographic area as of February 27, 2012 (the date of our most recent "Monthly Fleet Status Report"), and for the comparable prior-year period is set forth below (in millions):

	February 27, 2012	February 25, 2011
Norway	$ 1,302	$ 135
Middle East	949	621
U.K.	344	473
Trinidad	132	142
U.S. Gulf of Mexico	109	274
Other international	229	14
Total backlog	$ 3,065	$ 1,659

We estimate our backlog will be realized as follows (in millions):

2012	$ 935
2013	865
2014	615
2015	383
2016	267
Total backlog	$ 3,065

About 60% of our remaining available rig days in 2012 and 42% of available days in 2013 were under contract or commitment as of February 27, 2012.

Three of our rigs in the Middle East are expected to enter the shipyard in 2012 for customer required well-control equipment upgrades. Additional shipyard time will be incurred by other rigs in 2012 to meet customer or regulatory requirements and receive needed upgrades. We currently expect that approximately 11% of our available rig days in 2012 will be spent by rigs in shipyards or in transit.

In each of the past several years, the onset of hurricane season has coincided with declines in drilling activity in the US GOM. We expect this pattern to continue in future years.

We believe there are currently 78 jack-ups and 68 drillships on order or under construction for completion over the next three and seven years, respectively, most of which do not have drilling contracts in place. Delivery of those rigs is expected to further increase competition among contractors. Thus, we can provide no assurance that we will be able to continue to replace our contract backlog as it is realized, that we can maintain current utilization levels, that day rates will remain above breakeven levels, or that our drilling operations will remain profitable.

LIQUIDITY AND CAPITAL RESOURCES

Key balance sheet amounts and ratios at December 31 were as follows (dollars in millions):

	2011	2010
Cash and cash equivalents	$ 438.9	$ 437.5
Current assets (excluding assets of discontinued operations)	$ 794.1	$ 767.3
Current liabilities (excluding liabilities of discontinued operations)	$ 323.4	$ 266.2
Current ratio (excluding assets and liabilities of discontinued operations)	2.46	2.88
Current maturities of long-term debt	$ 45.0	$ 52.2
Long-term debt, less current maturities	$ 1,089.3	$ 1,133.7
Stockholders' equity	$ 4,326.0	$ 3,752.3
Long-term debt/total capitalization	0.20	0.23

Sources and uses of cash and cash equivalents were as follows:

	2011	2010	2009
Net operating cash flows	$ 94.7	$ 508.2	$ 544.1
Proceeds from sales of manufacturing and land drilling operations, net	1,555.5	-	-
Capital expenditures	(1,517.7)	(490.6)	(566.4)
Payments to acquire treasury stock	(125.0)	-	-
Debt repayments	(52.2)	(594.0)	(64.9)
Net change in restricted cash balance	15.3	(15.3)	-
Proceeds from equity compensation and debenture plans and other	19.9	8.0	1.5
Proceeds from asset disposals	5.7	3.3	8.6
Borrowings, net of issue costs	-	395.5	491.7
Net cash used in acquisition of SKDP	-	(17.7)	-
All other, net	5.2	0.4	2.7
Total sources (uses)	$ 1.4	$ (202.2)	$ 417.3

Operating Cash Flows

Cash flows from operations declined to $94.7 million in 2011 from in excess of $500 million in 2010 and 2009. The decline in cash flows can be attributed in part to the sales of our manufacturing and land drilling businesses in June and September of 2011. As discussed in Note 1 of Notes to Consolidated Financial Statements, as permitted under GAAP, the Company has chosen not to separately disclose cash flows pertaining to discontinued operations in its statement of cash flows. As a result, cash from operations in periods prior to the sale of our manufacturing and land drilling businesses included cash flows of such discontinued operations. Additionally, with respect to our continuing offshore drilling operations, cash flows for 2011 were negatively impacted by downtime due to rigs in shipyards for maintenance and customer required upgrades and rig mobilizations. Further, prior to 2011, cash flows from operations benefited from long-term contracts entered into when rates were significantly higher than more recent market rates. Many of these contracts have now been completed. The impact of these contract completions were partially offset in 2011 by the addition of newly constructed rigs to our fleet in 2010 and 2011. We expect the contribution from our newbuild rigs that entered the fleet in 2011 to result in significantly higher operating cash flows for 2012 over 2011 and to approach the levels seen in 2010 and 2009.

As Rowan's operations have diversified internationally, a greater portion of our revenues has been generated through foreign subsidiaries whose earnings are expected to be permanently invested abroad. As of December 31, 2011, approximately $164 million of the $439 million cash and cash equivalents was held by foreign subsidiaries, and undistributed earnings from foreign subsidiaries amounted to approximately $204 million. Given the growing significance of our foreign subsidiaries and their capital needs relative to our domestic operations, we do not expect this permanent foreign investment to create any liquidity constraints for the foreseeable future.

Investing Activities

In June and September 2011, we completed the sales of our manufacturing and land drilling businesses and received net cash proceeds before taxes of approximately $1.042 billion and $514 million, respectively. The Company has used and intends to continue to use the proceeds in part for its rig construction program.

In May 2011, the Company entered into contracts with Hyundai Heavy Industries Co., Ltd ("Hyundai") for the construction of two ultra-deepwater drillships, the *Rowan Renaissance and Rowan Resolute,* at its Ulsan, South Korea, shipyard for delivery in late 2013 and mid 2014, respectively. On October 31, 2011, the Company exercised its option with Hyundai for the construction of an additional ultra-deepwater drillship, the *Rowan Reliance,* of the same specifications as the two drillships currently under construction. The agreement with Hyundai also includes an option exercisable through March 30, 2012, for an additional drillship of the same specifications for delivery in the first quarter of 2015.

Construction cost of the three drillships is expected to be funded from available cash, cash flows from operations and short-term borrowings. See Note 7 of Notes to Consolidated Financial Statements in Item 8 of this Form 10-K for the status of costs of rigs under construction.

Capital expenditures for 2011 included the following:

- $539 million towards completion of our two *N-Class* rigs, the *Rowan Stavanger* and *Rowan Norway;*
- $456 million towards construction of the *Rowan Renaissance, Rowan Resolute* and *Rowan Reliance;*
- $89 million towards completion of the *240C*-class rig, *Joe Douglas;*
- $94 million towards completion of the *EXL IV;*
- $296 million for improvements to the existing fleet, including contractually required modifications, and
- $44 million for manufacturing, drilling equipment spares, drill pipe and other.

Our 2012 capital budget, as approved by our Board of Directors, is approximately $533 million, and includes $142 million towards construction of the *Rowan Renaissance, Rowan Resolute* and *Rowan Reliance,* $210 million for upgrades to existing rigs and shorebase facilities and spare drilling equipment, $175 million pursuant to contractual requirements that will be partially reimbursed by customers, and $6 million for other items.

The capital budget reflects an appropriation of money that we may or may not spend, and the timing of such expenditures may change. We will periodically review and adjust the capital budget as necessary based upon current and forecasted cash flows and liquidity, anticipated market conditions in our business, the availability of financing sources, and alternative uses of capital to enhance shareholder value. Certain such adjustments would require Board approval.

Financing Activities

On August 8, 2011, we announced that our board of directors approved a program to repurchase up to $100 million of our common stock. On November 1, 2011, we announced that our board of directors increased the amount authorized for repurchase from $100 million to $150 million. As of December 31, 2011, we had repurchased 3.9 million shares in the open market at a cost of approximately $125.0 million. Additional purchases under the program may be made through the open market or in privately negotiated transactions and may be commenced or suspended from time to time without notice.

Effective June 30, 2011, we amended and restated our credit agreement dated September 16, 2010. Under the new agreement (the "2011 Credit Agreement"), we may borrow up to $500 million on a revolving basis through June 30, 2016. Interest and commitment fees payable under the 2011 Credit Agreement are based in part on the Company's then current credit ratings. The annual commitment fee is currently 0.25% of the unused commitment, and advances would currently bear interest at Libor plus 1.75% per annum. There were no amounts drawn under the 2011 Credit Agreement at December 31, 2011. The 2011 Credit Agreement limits total consolidated indebtedness and contains events of default, the occurrence of which may trigger an acceleration of amounts outstanding under the agreement.

We were in compliance with each of our debt covenants at December 31, 2011, and we expect to remain in compliance in 2012.

Based on current and anticipated near-term operating levels, we believe that operating cash flows together with existing cash, and cash equivalents and amounts available under our bank credit facility will be adequate to fund capital expenditures, debt service and other anticipated cash requirements in 2012.

Cash Dividends

We last paid a regular quarterly cash dividend in 2008. At December 31, 2011, we had approximately $429 million available for distribution to stockholders under provisions of our debt agreements. Future dividends, if any, will only be paid at the discretion of the Board of Directors. There are no current plans to pay dividends.

Off-balance Sheet Arrangements and Contractual Obligations

The Company had no off-balance sheet arrangements as of December 31, 2011 or 2010, other than operating lease obligations and other commitments in the ordinary course of business.

The following is a summary of our contractual obligations at December 31, 2011, including obligations recognized on our balance sheet and those not required to be recognized on our balance sheet (in millions):

	Payments due by period				
	Total	Within 1 year	2 to 3 years	4 to 5 years	After 5 years
Long-term debt, including interest	$ 1,614	$ 113	$ 192	$ 174	$ 1,135
Newbuild construction contracts	1,766	142	1,624	-	-
Purchase obligations, excluding newbuilds	134	134	-	-	-
Operating leases	20	3	5	4	8
Total	$ 3,534	$ 392	$ 1,821	$ 178	$ 1,143

We periodically employ letters of credit or other bank-issued guarantees in the normal course of our businesses, and had outstanding letters of credit of approximately $43.0 million at December 31, 2011.

Pension Obligations

Minimum contributions under defined benefit pension plans are determined based upon actuarial calculations of pension assets and liabilities that involve, among other things, assumptions about long-term asset returns and interest rates. Similar calculations were used to estimate pension costs and obligations as reflected in our consolidated financial statements (see "Critical Accounting Policies and Management Estimates – Pension and other postretirement benefits"). As of December 31, 2011, our financial statements reflected an aggregate unfunded pension liability of $242 million. We expect to make minimum contributions to our defined benefit pension plans of approximately $51 million in 2012, and we will continue to make significant pension contributions over the next several years. Additional funding may be required if pension asset values decline.

Contingent Liabilities

Rowan is involved in various legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. The Company believes that there are no known contingencies, claims or lawsuits that could have a material effect on its financial position, results of operations or cash flows.

CRITICAL ACCOUNTING POLICIES AND MANAGEMENT ESTIMATES

Rowan's significant accounting policies are presented in Note 2 of "Notes to Consolidated Financial Statements" in Item 8 of this Form 10-K. These policies and management judgments, assumptions and estimates made in their application underlie reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We believe that our most critical accounting policies and management estimates involve carrying values of long-lived assets, pension and other postretirement benefit liabilities and costs (specifically assumptions used in actuarial calculations), and income taxes (particularly our estimated reserves for uncertain tax positions), as changes in such policies and/or estimates would produce significantly different amounts from those reported herein.

Impairment of long-lived assets

We evaluate the carrying value of our property and equipment, primarily our drilling rigs, when events or changes in circumstances indicate that the carrying value of such rigs may not be recoverable. Generally, extended periods of idle time and/or our inability to contract rigs at economical rates are an indication that a rig may be impaired. However, the offshore drilling industry has historically been highly cyclical and it is not unusual for rigs to be unutilized or underutilized for extended periods of time and subsequently resume full or near full utilization when business cycles improve. Likewise, during periods of excess supply, rigs may be contracted at or near cash break-even rates for extended periods. Impairment situations may arise with respect to specific individual rigs, groups of rigs, such as a specific type of drilling rig, or rigs in a certain geographic region. Our rigs are mobile and may generally be moved from regions with excess supply, if economically feasible.

Asset impairment evaluations are, by nature, highly subjective. In most instances, they involve expectations of future cash flows to be generated by our drilling rigs and are based on management's judgments and assumptions regarding future industry conditions and operations, as well as management's estimates of future expected utilization, contract rates, expense levels and capital requirements of our drilling rigs. The estimates, judgments and assumptions used by management in the application of our asset impairment policies reflect both historical experience and an assessment of current operational, industry, market, economic and political environments. The use of different estimates, judgments, assumptions and expectations regarding future industry conditions and operations would likely result in materially different asset carrying values and operating results.

Pension and other postretirement benefits

Our pension and other postretirement benefit liabilities and costs are based upon actuarial computations that reflect our assumptions about future events, including long-term asset returns, interest rates, annual compensation increases, mortality rates and other factors. Key assumptions at December 31, 2011, included discount rates ranging from 4.40% to 4.59%, an expected long-term rate of return on pension plan assets of 8% and annual healthcare cost increases ranging from 8.4% in 2012 to 4.5% in 2029 and beyond. The assumed discount rate is based upon the average yield for Moody's Aa-rated corporate bonds and the rate of return assumption reflects a probability distribution of expected long-term returns that is weighted based upon plan asset allocations. A one-percentage-point decrease in the assumed discount rate would increase our recorded pension and other postretirement benefit liabilities by approximately $112 million, while a one-percentage-point change in the expected long-term rate of return on plan assets would change annual net benefits cost by approximately $4.3 million. A one-percentage-point increase in the assumed healthcare cost trend rate would increase 2012 other postretirement benefit cost by $0.5 million. To develop the expected long-term rate of return on assets assumption, Rowan considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plans' other asset classes and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the plan, which was maintained at 8% at December 31, 2011, unchanged from December 31, 2010.

Income taxes

In accordance with accounting guidelines for income tax uncertainties, we evaluate each tax position to determine if it is more likely than not that the tax position will be sustained upon examination, based on its merits. A tax position that meets the more-likely-than-not recognition threshold is subject to a measurement assessment to determine the amount of benefit to recognize in income for the period, and a reserve, if any. Our income tax returns are subject to audit by U.S. federal, state, and foreign tax authorities. Determinations by such taxing authorities that differ materially from our recorded estimates, either favorably or unfavorably, may have a material impact on our results of operations, financial position and cash flows. We believe our reserve for uncertain tax positions totaling $55.3 million at December 31, 2011, is properly recorded in accordance with the accounting guidelines.

New Accounting Standards

In June 2011, the FASB issued an update on the presentation of other comprehensive income. Under this update, entities will be required to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The current option to report other comprehensive income and its components in the statement of changes in equity has been eliminated. This update is effective for interim and annual periods beginning on or after December 15, 2011. We do not believe the adoption of this update will have a material impact on our consolidated financial statements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS*

Rowan's outstanding debt at December 31, 2011, consisted entirely of fixed-rate debt with a carrying value of $1.134 billion and a weighted-average annual interest rate of 6.0%. Due to the fixed-rate nature of the Company's debt, management believes the risk of loss due to changes in market interest rates is not material.

The majority of Rowan's transactions are denominated in United States dollars. The Company has some exposure to currency exchange fluctuations primarily in the U.K. In order to reduce the impact of exchange rate fluctuations, Rowan generally requires customer payments to be in U.S. dollars and generally limits foreign currency holdings to the extent they are needed to pay liabilities denominated in local currencies. Fluctuating commodity prices affect Rowan's future earnings materially to the extent that they influence demand for the Company's products and services. As a general practice, Rowan does not hold or issue derivative financial instruments.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX **Page**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rowan Companies, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Rowan Companies, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rowan Companies, Inc. and subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, on June 22, 2011, and September 1, 2011, the Company completed the sale of its wholly owned manufacturing subsidiary, LeTourneau Technologies, Inc., and land drilling services business, respectively.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2012, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 27, 2012

Rowan Companies, Inc.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Rowan is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.

We are required to assess the effectiveness of our internal controls relative to a suitable framework. The Committee of Sponsoring Organizations of the Treadway Commission (COSO) developed a formalized, organization-wide framework that embodies five interrelated components — the control environment, risk assessment, control activities, information and communication and monitoring, as they relate to three internal control objectives — operating effectiveness and efficiency, financial reporting reliability and compliance with laws and regulations.

Our assessment included an evaluation of the design of our internal control over financial reporting relative to COSO and testing of the operational effectiveness of our internal control over financial reporting. Based upon our assessment, we have concluded that our internal controls over financial reporting were effective as of December 31, 2011.

The registered public accounting firm Deloitte & Touche LLP has audited Rowan's consolidated financial statements included in our 2011 Annual Report on Form 10-K and has issued an attestation report on the Company's internal control over financial reporting.

/s/ W. MATT RALLS
W. Matt Ralls
President and Chief Executive Officer

February 27, 2012

/s/ W. H. WELLS
W. H. Wells
Senior Vice President, Chief Financial Officer and Treasurer

February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Rowan Companies, Inc.
Houston, Texas

We have audited the internal control over financial reporting of Rowan Companies, Inc and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, of the Company and our report dated February 27, 2012, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's completed sale of its wholly owned manufacturing subsidiary, LeTourneau Technologies, Inc., and land drilling services business on June 22, 2011, and September 1, 2011, respectively.

/s/ *DELOITTE & TOUCHE LLP*

Houston, Texas
February 27, 2012

Rowan Companies, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
	(In thousands, except share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 438,853	$ 437,479
Restricted cash	-	15,265
Receivables - trade and other	283,592	269,896
Prepaid expenses and other current assets	44,586	31,646
Deferred income taxes - net	27,023	13,043
Assets of discontinued operations	27,661	1,007,924
Total current assets	821,715	1,775,253
PROPERTY, PLANT AND EQUIPMENT:		
Drilling equipment	6,179,587	3,799,902
Construction in progress	711,558	1,584,802
Other property and equipment	138,177	145,698
Property, plant and equipment - gross	7,029,322	5,530,402
Less accumulated depreciation and amortization	1,350,609	1,185,880
Property, plant and equipment - net	5,678,713	4,344,522
Other assets	97,417	97,682
TOTAL ASSETS	$ 6,597,845	$ 6,217,457
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 45,023	$ 52,166
Accounts payable - trade	111,082	81,715
Deferred revenues	36,220	7,748
Accrued liabilities	131,041	124,539
Liabilities of discontinued operations	25,005	378,797
Total current liabilities	348,371	644,965
Long-term debt - less current maturities	1,089,335	1,133,745
Other liabilities	357,709	251,145
Deferred income taxes - net	476,443	435,292
Commitments and contingent liabilities (Note 7)	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par value, 5,000,000 shares authorized, issuable in series:		
Series A Junior Preferred Stock, 1,500,000 shares authorized, none issued	-	-
Common stock, $0.125 par value, 150,000,000 shares authorized, 127,577,530 shares and 126,346,627 shares issued at December 31, 2011 and 2010, respectively	15,947	15,794
Additional paid-in capital	1,478,233	1,433,999
Retained earnings	3,186,362	2,449,521
Cost of 3,996,465 and 52,408 treasury shares at December 31, 2011 and 2010, respectively	(128,884)	(1,509)
Accumulated other comprehensive loss	(225,671)	(145,495)
Total stockholders' equity	4,325,987	3,752,310
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,597,845	$ 6,217,457

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2011	2010	2009
	(In thousands, except per share amounts)		
REVENUES	$ 939,229	$ 1,017,705	$ 1,043,003
COSTS AND EXPENSES:			
Direct operating costs (excluding items below)	508,066	416,832	404,313
Depreciation and amortization	183,903	138,301	123,940
Selling, general and administrative	88,278	78,658	65,953
Loss (gain) on disposals of property and equipment	(1,577)	402	(5,543)
Material charges and other operating expenses	10,976	5,250	-
Total costs and expenses	789,646	639,443	588,663
INCOME FROM OPERATIONS	149,583	378,262	454,340
OTHER INCOME (EXPENSE):			
Interest expense, net of interest capitalized	(20,071)	(24,879)	(8,028)
Interest income	730	1,289	1,194
Gain on debt extinguishment	-	5,324	-
Other - net	(162)	(461)	12
Total other income (expense) - net	(19,503)	(18,727)	(6,822)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	130,080	359,535	447,518
(Benefit) provision for income taxes	(5,659)	91,934	119,186
NET INCOME FROM CONTINUING OPERATIONS	135,739	267,601	328,332
DISCONTINUED OPERATIONS:			
Income from discontinued operations, net of tax	3,107	12,394	39,172
Gain on sale of discontinued operations, net of tax	597,995	-	-
Discontinued operations, net of tax	601,102	12,394	39,172
NET INCOME	$ 736,841	$ 279,995	$ 367,504
INCOME PER SHARE - BASIC:			
Income from continuing operations	$ 1.09	$ 2.29	$ 2.89
Discontinued operations	$ 4.80	$ 0.10	$ 0.35
Net income	$ 5.89	$ 2.39	$ 3.24
INCOME PER SHARE - DILUTED:			
Income from continuing operations	$ 1.07	$ 2.25	$ 2.89
Discontinued operations	$ 4.76	$ 0.11	$ 0.35
Net income	$ 5.83	$ 2.36	$ 3.24

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,		
	2011	2010	2009
		(In thousands)	
NET INCOME	$ 736,841	$ 279,995	$ 367,504
Other comprehensive income (loss):			
Pension and other postretirement benefit adjustments, net of income tax expense (benefit) of ($43,172), $2,599 and $35,912, respectively	(80,176)	4,826	66,695
COMPREHENSIVE INCOME	$ 656,665	$ 284,821	$ 434,199

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Shares of common stock outstanding	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total stockholders' equity
				(In thousands)			
Balance, December 31, 2008	113,036	$ 14,141	$ 1,063,202	$ 1,802,022	$ (2,533)	$ (217,016)	$ 2,659,816
Stock issued under share-based compensation plans	797	96	336	-	1,124	-	1,556
Stock-based compensation	-	-	12,127	-	-	-	12,127
Excess tax benefit from stock-based compensation plans	-	-	2,672	-	-	-	2,672
Retirement benefit adjustments, net of taxes of $35,912	-	-	-	-	-	66,695	66,695
Net income	-	-	-	367,504	-	-	367,504
Balance, December 31, 2009	113,833	14,237	1,078,337	2,169,526	(1,409)	(150,321)	3,110,370
Stock issued to acquire SKDP	11,725	1,466	336,441	-	-	-	337,907
Stock issued under share-based compensation plans	736	91	4,343	-	(100)	-	4,334
Stock-based compensation	-	-	14,466	-	-	-	14,466
Excess tax benefit from stock-based compensation plans	-	-	412	-	-	-	412
Retirement benefit adjustments, net of taxes of $2,599	-	-	-	-	-	4,826	4,826
Net income	-	-	-	279,995	-	-	279,995
Balance, December 31, 2010	126,294	15,794	1,433,999	2,449,521	(1,509)	(145,495)	3,752,310
Stock issued under share-based compensation plans	1,206	153	14,907	-	(2,362)	-	12,698
Shares reacquired	(3,919)	-	-	-	(125,013)	-	(125,013)
Stock-based compensation	-	-	24,199	-	-	-	24,199
Excess tax benefit from stock-based compensation plans	-	-	5,128	-	-	-	5,128
Retirement benefit adjustments, net of taxes of ($43,172)	-	-	-	-	-	(80,176)	(80,176)
Net income	-	-	-	736,841	-	-	736,841
Balance, December 31, 2011	123,581	$ 15,947	$ 1,478,233	$ 3,186,362	$ (128,884)	$ (225,671)	$ 4,325,987

See Notes to Consolidated Financial Statements.

Rowan Companies, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2011	2010	2009
		(In thousands)	
CASH PROVIDED BY OPERATIONS:			
Net income	$ 736,841	$ 279,995	$ 367,504
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	204,872	186,563	171,445
Provision for pension and postretirement benefits	20,115	33,960	39,664
Stock-based compensation expense	22,088	15,578	13,034
Postretirement benefit claims paid	(2,926)	(3,588)	(3,495)
Loss (gain) on disposals of property, plant and equipment	(4,100)	788	(5,748)
Deferred income taxes	(21,492)	45,164	15,771
Contributions to pension plans	(53,394)	(57,266)	(36,248)
Gain on sale of land drilling operations	(212,891)	-	-
Gain on sale of manufacturing operations	(670,614)	-	-
Material charges	8,000	42,024	-
Estimated net benefits from income tax claims	-	-	(25,392)
Changes in current assets and liabilities:			
Receivables - trade and other	22,825	(34,268)	147,340
Inventories	(104,468)	65,177	92,357
Prepaid expenses and other current assets	303	9,208	(17,278)
Accounts payable	44,784	(34,799)	(134,648)
Accrued income taxes	(6,097)	(30,555)	(17,327)
Deferred revenues	41,428	14,048	(34,688)
Billings in excess of costs and estimated profits on uncompleted contracts	29,493	(17,311)	(31,893)
Other current liabilities	10,263	6,381	3,209
Net changes in other noncurrent assets and liabilities	29,649	(12,937)	487
Net cash provided by operations	94,679	508,162	544,094
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:			
Capital expenditures	(1,517,674)	(490,560)	(566,383)
Proceeds from disposals of property, plant and equipment	5,734	3,267	8,592
(Increase) decrease in restricted cash	15,265	(15,265)	-
Proceeds from sale of manufacturing operations, net	1,041,861	-	-
Proceeds from sale of land drilling operations, net	513,619	-	-
Net cash used in acquisition of SKDP	-	(17,681)	-
Net cash provided by (used in) investing activities	58,805	(520,239)	(557,791)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Repayments of borrowings	(52,166)	(594,013)	(64,922)
Proceeds from borrowings, net of issue costs	-	395,517	491,729
Proceeds from stock option and convertible debenture plans	19,941	7,959	1,471
Excess tax benefits from stock-based compensation	5,128	412	2,672
Payments to acquire treasury stock	(125,013)	-	-
Net cash provided by (used in) financing activities	(152,110)	(190,125)	430,950
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,374	(202,202)	417,253
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	437,479	639,681	222,428
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 438,853	$ 437,479	$ 639,681

See Notes to Consolidated Financial Statements.

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Rowan Companies, Inc., together with its subsidiaries (hereafter referred to as "Rowan" or the "Company"), is a major provider of international and domestic offshore oil and gas contract drilling services and provides its services utilizing a fleet of 31 self-elevating mobile offshore "jack-up" drilling units. The Company's primary focus is on high-specification and premium jack-up rigs, which its customers use for exploratory and development drilling and, in certain areas, well workover operations. Additionally, the Company has three ultra-deepwater drillships under construction, the first of which is scheduled for delivery in late 2013.

Rowan conducts offshore drilling operations in various markets throughout the world including the Middle East, the U.S. Gulf of Mexico and the North Sea, among others.

The consolidated financial statements are presented in U.S. dollars in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Rowan Companies, Inc. and its subsidiaries, all of which are wholly owned. Intercompany balances and transactions are eliminated in consolidation.

In June and September 2011, the Company completed the sales of its manufacturing and land drilling operations, respectively. The Company's manufacturing operations were previously reported as the "Drilling Products and Systems" and the "Mining, Forestry and Steel Products" segments, and land drilling operations were previously reported as a component of the "Drilling Services" segment. The Company does not currently segment its continuing offshore drilling business for reporting purposes. Results of manufacturing and land drilling operations have been reclassified to discontinued operations for all periods presented. Similarly, assets and liabilities of discontinued operations have been segregated and included in "Assets of discontinued operations" and "Liabilities of discontinued operations," as appropriate, in the Consolidated Balance Sheets at December 31, 2011 and 2010 (see Note 3). As permitted under GAAP, the Company has chosen not to separately disclose cash flows pertaining to discontinued operations in the statement of cash flows.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Rowan's drilling contracts generally provide for payment on a daily rate basis, and revenues are recognized as the work progresses with the passage of time. Rowan frequently receives lump-sum payments at the outset of a drilling assignment for equipment moves or modifications. Lump-sum fees received for equipment moves (and related costs) and fees received for equipment modifications or upgrades are initially deferred and amortized on a straight-line basis over the primary term of the drilling contract. The costs of contractual equipment modifications or upgrades and the costs of the initial move of newly acquired rigs are capitalized and depreciated in accordance with the Company's fixed asset capitalization policy. The costs of moving equipment while not under contract are expensed as incurred. Drilling revenues received but unearned are included in current and long-term liabilities and totaled $58.4 million and $7.7 million at December 31, 2011 and 2010, respectively. Deferred drilling costs are included in prepaid expenses and other assets and totaled $33.0 million and $22.3 million at December 31, 2011 and 2010, respectively.

Rowan recognizes revenue for certain reimbursable costs. Each reimbursable item and amount is stipulated in the Company's contract with the customer, and such items and amounts frequently vary between contracts. The Company recognizes reimbursable costs on the gross basis, as both revenues and expenses, because Rowan is the primary obligor in the arrangement, has discretion in supplier selection, is involved in determining product or service specifications and assumes full credit risk related to the reimbursable costs.

Cash Equivalents

Cash equivalents consist of highly liquid temporary cash investments with maturities no greater than three months at the time of purchase.

Accounts Receivable and Allowance for Doubtful Accounts

The Company assesses the collectability of receivables and records adjustments to an allowance for doubtful accounts, which is recorded as an offset to accounts receivable, to cover the risk of credit losses. The allowance is based on historical and other factors that predict collectability, including write-offs, recoveries and the monitoring of credit quality. The Company's allowance for doubtful accounts was $0.3 million at December 31, 2011 and 2010, respectively.

Receivables included unreimbursed costs related to the salvage of lost or damaged rigs and related equipment totaling $4.6 million and $10.4 million at December 31, 2011 and 2010, respectively.

Property and Depreciation

Rowan provides depreciation for financial reporting purposes under the straight-line method over the asset's estimated useful life from the date the asset is placed into service until it is sold or becomes fully depreciated. Estimated useful lives and salvage values are presented below:

	Life (in years)	Salvage Value
Jack-up drilling rigs:		
Hulls	35	20%
Legs	30	20%
Quarters	25	20%
Drilling equipment	10 to 25	20%
Drill pipe and tubular equipment	4	10%
Other property and equipment	3 to 30	various

Expenditures for new property or enhancements to existing property are capitalized and depreciated over the asset's estimated useful life. Expenditures for maintenance and repairs are charged to operations as incurred. As assets are sold or retired, property cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in results of operations. Rowan capitalizes a portion of interest cost incurred during the construction period. The Company capitalized interest in the amount of $54.5 million in 2011, $40.0 million in 2010, and $21.5 million in 2009. Long-lived assets are reviewed for impairment at least annually, or whenever circumstances indicate their carrying amounts may not be recoverable, based upon estimated future cash flows. Impairment, if any, is measured as the excess of an asset's carrying amount over its estimated fair value. No impairment charges for long-lived assets attributable to continuing operations were required in 2011, 2010 or 2009.

In connection with the sale of LeTourneau, the Company took ownership of a land rig that LeTourneau was constructing on behalf of a customer, plus a related customer deposit. The Company is holding the asset for sale and recorded an $8 million impairment charge, which is included in pretax loss for discontinued manufacturing operations for 2011. Fair value was estimated based on equipment broker quotes, less anticipated selling costs. Such inputs are considered Level 3 fair value inputs, which are unobservable inputs and considered the lowest level in the fair value hierarchy.

Repairs and maintenance expense attributable to continuing operations totaled $97.6 million in 2011, $70.3 million in 2010, and $74.4 million in 2009.

Foreign Currency Transactions

The U.S. dollar is the functional currency for all of Rowan's operations. Non-U.S. subsidiaries translate their nonmonetary assets at exchange rates prevailing at the time they were acquired; monetary assets and liabilities are translated at year-end rates. Resulting translation gains and losses and foreign currency transaction gains and losses are included in "other income" on the Company's Consolidated Statements of Income. In order to reduce the impact of exchange rate fluctuations, Rowan generally requires customer payments to be in U.S. dollars and generally limits foreign currency holdings to the extent they are needed to pay liabilities denominated in such currencies. The Company recognized net foreign currency losses of $0.8 million in 2011, $0.4 million in 2010 and $0.1 million in 2009.

Income Taxes

Rowan recognizes deferred income tax assets and liabilities for the estimated future tax consequences of differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are provided against deferred tax assets that are not likely to be realized. See Note 10 for further information regarding the Company's income tax assets and liabilities.

Historically, the Company has conducted its foreign operations through U.S. subsidiaries, which resulted in income tax at or near the U.S. statutory rate of 35%. In 2009, the Company began operating many of its foreign-based rigs through its international subsidiaries, and has asserted that such earnings are permanently reinvested abroad. The Company does not provide deferred income taxes on undistributed foreign earnings considered to be permanently invested abroad.

Environmental Costs

Environmental remediation costs are accrued using estimates of future monitoring, testing and clean-up costs where it is probable that such costs will be incurred. Estimates of future monitoring, testing and clean-up costs, and assessments of the probability that such costs will be incurred incorporate many factors, including approved monitoring, testing and/or remediation plans; ongoing communications with environmental regulatory agencies; the expected duration of remediation measures; historical monitoring, testing and clean-up costs, and current and anticipated operational plans and manufacturing processes. Ongoing environmental compliance costs are expensed as incurred, and expenditures to mitigate or prevent future environmental contamination are capitalized. Environmental liabilities at December 31, 2011 and 2010, were not material.

Income Per Common Share

Basic income per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share includes the additional effect of all potentially dilutive securities, which includes nonvested restricted stock and units, dilutive stock options and appreciation rights, and contingently issuable shares, if any, such as performance-based stock awards.

A reconciliation of shares for basic and diluted income per share for each of the past three years is set forth below. There were no income adjustments to the numerators of the basic or diluted computations for the periods presented (in thousands):

	2011	2010	2009
Average common shares outstanding	125,044	117,021	113,515
Add dilutive securities:			
Nonvested restricted stock and units	765	1,270	-
Employee and director stock options	298	417	69
Stock appreciation rights and other	286	110	-
Average shares for diluted computations	126,393	118,818	113,584

Options and other potentially dilutive securities are antidilutive and excluded from the dilutive calculations when their exercise or conversion price exceeds the average stock market price during the period. The following table sets forth the share effects of securities excluded from the diluted calculations because they were antidilutive for the years indicated. Such securities could potentially dilute earnings per share in the future (in thousands):

	2011	2010	2009
Employee and director stock options	42	153	1,481
Stock appreciation rights and other	266	-	85
Total potentially dilutive shares	308	153	1,566

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) for 2011, 2010 and 2009, consisted solely of adjustments relating to pension and other postretirement benefits, the components of which were as follows, net of income taxes (in thousands):

	2011	2010	2009
Net (loss) gain arising during the period	$ (79,888)	$ (3,779)	$ 14,225
Prior service (cost) credit arising during the period	-	-	43,703
Amortization of (gain) loss	14,135	12,648	10,721
Amortization of transition obligation	552	430	431
Amortization of prior service cost (credit)	(14,975)	(4,473)	(2,385)
Total other comprehensive income (loss), net of tax	$ (80,176)	$ 4,826	$ 66,695

See Note 9 for further information regarding the Company's pension and other postretirement benefits.

New Accounting Standards

In June 2011, the FASB issued an update on the presentation of other comprehensive income. Under this update, entities will be required to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The current option to report other comprehensive income and its components in the statement of changes in equity has been eliminated. This update is effective for interim and annual periods beginning on or after December 15, 2011. We do not believe the adoption of this update will have a material impact on our consolidated financial statements.

NOTE 3 – DISCONTINUED OPERATIONS

On June 22, 2011, the Company completed the sale of its wholly owned manufacturing subsidiary, LeTourneau Technologies, Inc, ("LeTourneau"), at a price of $1.1 billion in cash, less a post-closing working capital adjustment in the amount of $46.7 million, and recognized a pretax gain on sale of $670.6 million ($443.6 million, net of tax) in 2011. The operations of LeTourneau have been included in "Discontinued operations, net of tax," in the Consolidated Statements of Income for all years presented.

In connection with the sale, the Company entered into certain other agreements with LeTourneau including a facilities lease agreement, an employee services agreement, and an amendment to the construction contract for the *Joe Douglas* drilling rig in order for the Company to direct the completion of construction, commissioning and delivery of the rig. The lease and employee services agreements shall terminate at the earliest of (i) 120 days following completion of construction, (ii) one year following the Closing Date or (iii) the effective date of any other termination of the lease or employee services agreements pursuant to the agreements. Costs incurred in connection with the facilities lease and employee services agreements were capitalized as part of the cost of the rig, which was delivered in December 2011.

On September 1, 2011, the Company completed the sale of its land drilling services business for $510 million in cash, plus a working capital adjustment of $7.9 million, and recognized a pretax gain on sale of $212.9 million ($154.3 million, net of tax) in 2011. The results of land drilling services have been reclassified to discontinued operations for all years presented.

The following table sets forth the components of "Discontinued operations, net of tax," for 2011, 2010 and 2009 (in thousands):

	2011		
	Manufacturing	Drilling	Total
Revenues	$ 224,488	$ 126,957	$ 351,445
Pretax income (loss)	$ (8,583)	$ 16,623	$ 8,040
Provision (benefit) for taxes on income	1,507	3,426	4,933
Income (loss) from discontinued operations, net of tax	(10,090)	13,197	3,107
Pretax gain on sale of discontinued operations	670,614	212,891	883,505
Provision for tax on gain on sale	226,965	58,545	285,510
Gain on sale of discontinued operations, net of tax	443,649	154,346	597,995
Discontinued operations, net of tax	$ 433,559	$ 167,543	$ 601,102

	2010		
	Manufacturing	Drilling	Total
Revenues	$ 610,441	$ 191,061	$ 801,502
Pretax income (loss)	$ (1,276)	$ 20,758	$ 19,482
Provision (benefit) for taxes on income	(569)	7,657	7,088
Discontinued operations, net of tax	$ (707)	$ 13,101	$ 12,394

	2009		
	Manufacturing	Drilling	Total
Revenues	$ 555,284	$ 171,893	$ 727,177
Pretax income (loss)	$ 35,790	$ 17,783	$ 53,573
Provision (benefit) for taxes on income	8,303	6,098	14,401
Discontinued operations, net of tax	$ 27,487	$ 11,685	$ 39,172

In connection with the sale of LeTourneau, the Company took ownership of a land rig that LeTourneau was constructing on behalf of a customer, plus a related customer deposit. The Company is holding the asset for sale and recorded an $8 million impairment charge, which is included in pretax loss for discontinued manufacturing operations for 2011. The asset and related deposit are classified as other assets and deferred revenues, respectively, at December 31, 2011, in the table of assets and liabilities of discontinued operations below.

Pretax loss for manufacturing in 2010 included a $42.0 million charge attributable to an increase in an inventory valuation reserve.

The following assets and liabilities have been segregated and included in "Assets of discontinued operations" and "Liabilities of discontinued operations," as appropriate, in the Consolidated Balance Sheets at December 31 (in thousands):

	2011			2010		
	Manufacturing	Drilling	Total	Manufacturing	Drilling	Total
Cash and cash equivalents	$ -	$ -	$ -	$ -	$ -	$ -
Receivables - trade and other	-	4,000	4,000	106,705	41,280	147,985
Inventories - raw materials and supplies	-	-	-	277,527	-	277,527
Inventories - work-in-progress	-	-	-	70,114	-	70,114
Inventories - finished goods	-	-	-	212	-	212
Prepaid expenses and other current assets	-	-	-	37,368	332	37,700
Property and equipment, net	-	-	-	137,624	311,291	448,915
Net deferred tax assets	-	-	-	23,687	215	23,902
Other assets	23,661	-	23,661	1,569	-	1,569
Assets of discontinued operations	$ 23,661	$ 4,000	$ 27,661	$ 654,806	$ 353,118	$ 1,007,924
Accounts payable - trade	$ -	$ -	$ -	$ 29,274	$ 5,876	$ 35,150
Deferred revenues	20,122	-	20,122	143,950	1,748	145,698
Billings in excess of costs and estimated profits on uncompleted contracts	-	-	-	7,915	-	7,915
Accrued compensation and related costs	-	-	-	20,217	2,738	22,955
Net deferred tax liabilities	-	-	-	19,778	95,957	115,735
Other current liabilities	1,183	3,700	4,883	47,737	3,607	51,344
Liabilities of discontinued operations	$ 21,305	$ 3,700	$ 25,005	$ 268,871	$ 109,926	$ 378,797

NOTE 4 – ACCRUED LIABILITIES

Accrued liabilities at December 31 consisted of the following (in thousands):

	2011	2010
Pension and other postretirement benefits	$ 55,244	$ 57,245
Compensation and related employee costs	31,205	20,681
Interest	25,477	25,962
Income taxes	9,878	10,847
Taxes and other	9,237	9,804
Total accrued liabilities	$ 131,041	$ 124,539

NOTE 5 – LONG-TERM DEBT

Long-term debt at December 31 consisted of the following (in thousands):

	2011	2010
5.88% Title XI note payable, due March 2012, secured by the *Gorilla VI*	$ 7,109	$ 21,361
2.80% Title XI note payable, due October 2013, secured by the *Gorilla VII*	30,898	46,348
5.0% Senior Notes, due September 2017, net of discount (5.1% effective rate)	398,394	398,111
4.33% Title XI note payable, due May 2019, secured by the *Scooter Yeargain*	45,598	51,678
7.875% Senior Notes, due August 2019, net of discount (8.0% effective rate)	497,511	497,181
3.525% Title XI note payable, due May 2020, secured by the *Bob Keller*	50,801	56,779
3.158% Title XI note payable, due July 2021, secured by the *Bob Palmer*	104,047	114,453
Total long-term debt	1,134,358	1,185,911
Less: Current maturities	(45,023)	(52,166)
Long-term debt, excluding current maturities	$ 1,089,335	$ 1,133,745

Maturities over the next five years are $45.0 million in 2012, $37.9 million in 2013, and $22.5 million in each of 2014, 2015, and 2016.

The Company's Title XI notes (the "Title XI Notes") are guaranteed by the U.S. Government under the U.S. Department of Transportation's Maritime Administration ("MARAD") Title XI Federal Ship Financing Program. Principal and interest on the Title XI Notes are payable semiannually on various dates throughout the year.

On August 30, 2010, Rowan issued $400 million aggregate principal amount of 5.0% Senior Notes due 2017 (the "5% Senior Notes"), in an SEC registered offering at a price to the public of 99.504% of the principal amount. Net proceeds to the Company, after underwriting discount and offering expenses, were $395.5 million, which we used in 2010 to retire high-coupon debt assumed in the Company's 2010 acquisition of Skeie Drilling & Production ASA ("SKDP"). The 5% Senior Notes will mature on September 1, 2017. Interest on the 5% Senior Notes is payable semi-annually on March 1 and September 1 of each year to the holders of record on the immediately preceding February 15 or August 15, respectively.

The Senior Notes are general unsecured, senior obligations. Accordingly, they rank:

- senior in right of payment to all of the Company's subordinated indebtedness, if any;
- *pari passu* in right of payment with any of the Company's existing and future unsecured indebtedness that is not by its terms subordinated to the Senior Notes, including any indebtedness under the Company's senior revolving credit facility (other than letter of credit reimbursement obligations that are secured by cash deposits);
- effectively junior to the Company's existing and future secured indebtedness (including indebtedness under its secured notes issued pursuant to the MARAD Title XI program to finance several offshore drilling rigs), in each case, to the extent of the value of the Company's assets constituting collateral securing that indebtedness; and
- effectively junior to all existing and future indebtedness and other liabilities of the Company's subsidiaries (other than indebtedness and liabilities owed to the Company).

The Company may, at its option, redeem any or all of the Senior Notes at any time for an amount equal to 100% of the principal amount to be redeemed plus a make-whole premium and accrued and unpaid interest to the redemption date. The Company may purchase Senior Notes in the open market, or otherwise, at any time without restriction under the indenture. The Company is not required to make mandatory redemption or sinking fund payments with respect to the 5% Senior Notes.

The indenture governing the 5% Senior Notes contains covenants that, among other things, limit the ability of the Company to (a) create liens that secure debt, (b) engage in sale and leaseback transactions and (c) merge or consolidate with another company.

In connection with the 2010 acquisition of SKDP, the Company assumed first and second lien bonds of SKDP with a par value of approximately $225 million and $267 million, respectively, as of the acquisition date. The first and second lien bonds were revalued and recognized at fair values aggregating $250 million and $279 million, respectively. The Company retired all of the SKDP debt in 2010 through a combination of open market purchases and redemption, and recognized a net gain on extinguishment of $5.3 million.

Certain of the SKDP bondholders disputed the Company's ability to call the debt in 2010; consequently, pending arbitration proceedings, the Company deposited in escrow with the bond trustee $15.3 million, which was classified as restricted cash on the Consolidated Balance Sheet at December 31, 2010, to cover interest that would accrue on the first lien bonds until their May 2011 call date, and on the second lien bonds until their respective call dates in March and July 2011. In June 2011, the Company won both arbitrations and received the $15.3 million placed in escrow plus attorneys' fees and other expenses. The effect of the settlement on results of operations was not material.

Effective June 30, 2011, the Company amended and restated its credit agreement dated September 16, 2010. Under the new agreement (the "2011 Credit Agreement"), the Company may borrow up to $500 million on a revolving basis through June 30, 2016. Interest and commitment fees payable under the 2011 Credit Agreement are based in part on the Company's then current credit ratings. The annual commitment fee is currently 0.25% of the unused commitment, and advances would currently bear interest at Libor plus 1.75% per annum. There were no amounts drawn under the 2011 Credit Agreement at December 31, 2011. The 2011 Credit Agreement limits total consolidated indebtedness and contains events of default, the occurrence of which may trigger an acceleration of amounts outstanding under the agreement.

Rowan's debt agreements contain provisions that require minimum levels of working capital and stockholders' equity, limit the amount of long-term debt, limit the ability of the Company to create liens that secure debt, engage in sale and leaseback transactions, merge or consolidate with another company and, in the event of noncompliance, restrict investment activities and asset purchases and sales, among other things. Additionally, the revolving credit facility agreement provides that the facility will not be available in the event of a material adverse change in the Company's condition, operations, business, assets, liabilities or ability to perform. The Company was in compliance with each of its debt covenants at December 31, 2011.

Rowan's debt agreements also specify the minimum insurance coverage for the Company's financed rigs. The extent of hurricane damage sustained throughout the Gulf Coast area in recent years has dramatically increased the cost and reduced the availability of insurance coverage for named windstorm losses. As a result, Rowan does not currently maintain windstorm physical damage coverage on any of its U.S. Gulf of Mexico rigs. MARAD has waived certain windstorm insurance coverage requirements under the loan agreements, for which the Company agreed to a covenant to maintain a minimum cash balance of up to $25 million, which actual amount varies depending on location of the applicable rigs, and is currently $10 million. Rowan remains subject to restrictions on the use of certain insurance proceeds should the Company experience future windstorm losses. Each of these security provisions will be released by MARAD should Rowan obtain windstorm coverage that satisfies the original terms of its debt agreements.

NOTE 6 – FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments

The carrying values of the Company's cash and cash equivalents and trade receivables and payables approximated their fair values due to their short maturity.

Carrying values and fair values of the Company's debt at December 31, 2011, all of which was fixed-rate, were as follows (amounts in thousands):

	Carrying value	Fair value
5% and 7.875% Senior Notes	$ 895,905	$ 1,008,514
Government-guaranteed Title XI Notes	238,453	257,185
	$ 1,134,358	$ 1,265,699

Concentrations of Credit Risk

Rowan invests its excess cash primarily in time deposits and high-quality money market accounts at several large commercial banks with strong credit ratings, and therefore believes that its risk of loss is minimal.

The Company's customers largely consist of international oil and gas exploration companies and foreign national oil companies. Rowan routinely evaluates the credit quality of potential customers. In 2011, one customer accounted for 29% of consolidated revenues, another customer accounted for 21% and another accounted for 11% of consolidated revenues. In 2010, four customers accounted for 20%, 15%, 11% and 10% of consolidated revenues, respectively. In 2009, one customer accounted for 32% of consolidated revenues, and another customer accounted for 10% of consolidated revenues. The Company maintains reserves for credit losses and actual losses have been within management's expectations.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has operating leases covering office space and equipment. Certain of the leases are subject to escalations based on increases in building operating costs. Rental expense attributable to continuing operations was $5.6 million in 2011, $3.7 million in 2010 and $4.0 million in 2009.

At December 31, 2011, future minimum payments to be made under noncancelable operating leases were as follows (in thousands):

2012	$ 3,054
2013	2,442
2014	2,349
2015	1,912
2016	1,919
Later years	8,023
	$ 19,699

In May 2011, the Company entered into contracts with Hyundai Heavy Industries Co., Ltd for the construction of two ultra-deepwater drillships at its Ulsan, South Korea, shipyard for delivery in late 2013 and mid 2014, respectively. On October 31, 2011, the Company exercised its option for the construction of an additional drillship of the same specifications for delivery in the fourth quarter of 2014. The agreement with Hyundai also includes an option exercisable through March 30, 2012, for an additional drillship of the same specifications for delivery in the first quarter of 2015. The drillships are to be named the *Rowan Renaissance,* the *Rowan Resolute* and the *Rowan Reliance.*

The following table presents the status of the Company's rigs under construction as of December 31, 2011. Project costs include capitalized interest (in millions):

	Expected or actual delivery date	Total estimated project costs	Total costs incurred through Dec. 31, 2011	Projected costs in 2012	Projected costs in 2013	Projected costs in 2014	Total future costs
Rowan Renaissance	Dec-13	$ 749	$ 173	$ 46	$ 510	$ 20	$ 576
Rowan Resolute	Jun-14	744	171	28	148	397	573
Rowan Reliance	Dec-14	729	112	68	63	486	617
		$ 2,222	$ 456	$ 142	$ 721	$ 903	$ 1,766

Rowan periodically employs letters of credit or other bank-issued guarantees in the normal course of its businesses, and had outstanding letters of credit of approximately $43.0 million at December 31, 2011.

During 2005, Rowan lost four offshore rigs, including the *Rowan Halifax*, and incurred significant damage on a fifth as a result of Hurricanes Katrina and Rita. The Company had leased the *Rowan Halifax* under a charter agreement that commenced in 1984 and was scheduled to expire in March 2008. The rig was insured for $43.4 million, a value that Rowan believes to be more than sufficient to satisfy its obligations under the charter agreement, and by a margin sufficient to cover the $6.3 million carrying value of Rowan equipment installed on the rig. However, the parties holding interests in the rig under the charter claimed that the rig should have been insured for its fair market value and sought recovery from Rowan for compensation above the insured value. Thus, Rowan assumed no insurance proceeds related to the *Rowan Halifax* and recorded a charge during 2005 for the full carrying value of its equipment. In November 2005, the Company filed a declaratory judgment action styled *Rowan Companies, Inc. vs. Textron Financial Corporation and Wilmington Trust Company as Owner Trustee of the Rowan Halifax 116-C Jack-Up Rig* in the 215th Judicial District Court of Harris County, Texas. The owner interests filed a counterclaim for a variety of relief, claiming a right to payment under the charter based on a post-casualty rig valuation of approximately $83 million. The insurance proceeds were placed in escrow. The district court ultimately granted judgment against Rowan for the difference between (a) what Rowan had already paid to the Owner Trustee out of the escrowed insurance proceeds (approximately $22.9 million) and (b) that rig valuation. In March 2009, the Court of Appeals for the 14th District of Texas reversed this judgment, holding that the Company's interpretation of the charter was substantially correct, but directing Rowan to pay an additional amount of approximately $3.2 million due under the charter. The Company made this payment out of the escrowed insurance proceeds. In addition, the Court of Appeals remanded the case for further proceedings in the district court to resolve additional issues and to determine the parties' respective rights to the balance of the escrowed insurance proceeds, which was approximately $21 million. The owner interests filed a motion for rehearing of the Court of Appeals' decision. In October 2009, the Court of Appeals denied the motion, but issued a substitute opinion to clarify the scope of the remand. The Court of Appeals again held that the trial court is to resolve issues concerning the proper disposition of excess insurance proceeds. The Court of Appeals further held that the owner interests' claim that Rowan breached the charter agreement by failing to maintain adequate insurance remains to be decided by the trial court. The owner interests filed another motion for rehearing, which motion was denied in January 2010. In March 2010, the owner interests filed its petition for review in the Supreme Court of Texas. In June 2011 the parties to the dispute reached an agreement to settle all claims and to dismiss the litigation. Pursuant to that settlement, Rowan agreed to pay the owner group a net amount of approximately $6.1 million in addition to the escrowed insurance proceeds. Such amount was paid in 2011 and is classified as "Material charges and other operating expenses" in the Consolidated Statements of Income.

Rowan is involved in various legal proceedings incidental to its businesses and is vigorously defending its position in all such matters. The Company believes that there are no known contingencies, claims or lawsuits that could have a material effect on its financial position, results of operations or cash flows.

NOTE 8 – STOCKHOLDERS' EQUITY

Stock-Based Incentive Plans

Under the 2009 Rowan Companies, Inc. Incentive Plan (the "Plan"), the Compensation Committee of the Company's Board of Directors is authorized to grant employees and nonemployee directors, through May 2019, incentive awards covering up to 4,500,000 shares of Rowan common stock. The awards may be in the form of stock options, stock appreciation rights, restricted stock awards, restricted stock units, and performance-based awards, in which the number of shares issued is dependent on the achievement of certain long-term market or performance conditions over a specified period. As of December 31, 2011, there were 1,812,587 shares available for future grant under the Plan.

Restricted stock, stock appreciation rights and options granted by the Company generally have multiple vesting dates. The Company recognizes compensation cost for stock-based awards on a straight-line basis over the requisite service period for the entire award. Compensation cost charged to expense under all stock-based incentive awards is presented below (in thousands):

	2011	2010	2009
Restricted stock and units	$ 15,912	$ 13,379	$ 10,334
Stock appreciation rights	5,813	2,678	855
Stock options	239	239	378
Performance-based awards	124	(718)	1,467
Total compensation cost	22,088	15,578	13,034
Less: Discontinued operations	(1,003)	(1,310)	(1,181)
Continuing operations	$ 21,085	$ 14,268	$ 11,853

As of December 31, 2011, unrecognized compensation cost related to all nonvested share-based compensation arrangements totaled $22.2 million, which is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock – Restricted stock represents a full share of Rowan common stock issued with a restrictive legend that prevents its sale until the restriction is later removed. In general, the shares vest and the restrictions lapse in one-third increments each year over a three-year service period, or in some cases, cliff vest at the end of a two- or three-year service period. The Company measures compensation related to each share based on the market price of the common stock on the date of grant. Restricted stock activity for the year ended December 31, 2011, is summarized below:

	Shares	Weighted-average grant-date fair value per share
Nonvested at January 1, 2011	991,629	$ 24.01
Granted	474,818	40.97
Vested	(564,440)	26.30
Forfeited	(23,518)	32.17
Nonvested at December 31, 2011	878,489	$ 31.49

The fair value of shares vested (measured at the vesting date) in 2011, 2010 and 2009 was $17.5 million, $12.6 million and $3.2 million, respectively.

Restricted Stock Units – Restricted stock units ("RSUs") are rights to receive a specified number of shares of Rowan common stock or an equivalent value in cash. RSUs are typically granted to nonemployee directors and generally cliff vest at the end of a one-year service period; however, shares are not issued until the director terminates service to the Company. The Company measures compensation related to each unit based on the market price of the underlying common stock on the grant date. RSU activity for the year ended December 31, 2011, is summarized below:

	Units	Weighted-average grant-date fair value per share
Outstanding at January 1, 2011	170,406	$ 33.17
Granted	37,565	41.00
Outstanding at December 31, 2011	207,971	$ 34.59
Vested at December 31, 2011	170,406	$ 33.17

No RSUs were settled in either 2011 or 2010. In 2009, the Company issued 13,205 shares of common stock with a fair value of $0.3 million in connection with the settlement of vested RSUs.

Performance-Based Awards – The Committee may grant awards in which payment is contingent upon the achievement of certain market or performance-based conditions over a period of time specified by the Committee. Payment of such awards may be in Rowan common stock or cash as determined by the Committee. The number of awards granted is expressed as the number of shares that would be issued in the event the "target" goal is attained. The number of shares actually issued may range from zero to 200% of the target share amount.

Performance-based criteria may include total shareholder return ("TSR"), return on investment ("ROI"), or return on capital employed ("ROCE"), among others. Under the TSR criterion, the number of shares that may be issued is based on the Company's TSR ranking among an industry peer group at the end of the performance period. Fair value is estimated at the grant date using the Monte Carlo simulation model, which considers the probabilities of the Company's ending TSR at each rank, the number of shares issuable at each rank, and the expected stock price subject to each rank to determine the probability-weighted expected payout. A TSR criterion is deemed a "market condition" under GAAP. Compensation expense for awards with a market condition is reduced only for estimated forfeitures; no adjustment to expense is otherwise made, regardless of the number of shares issued, if any.

The per-share fair value of awards with ROI or ROCE criteria is equal to the market price of the stock on the date of grant. The Company initially recognized such compensation expense based on the number of shares that would vest in the event the target goal is met, subject to reduction for estimated forfeitures, on a straight-line basis over the performance period. ROI and ROCE criteria are deemed "performance conditions" under GAAP. Compensation expense for awards with performance conditions is remeasured annually based on the Company's progress towards achieving the target goal and is recognized for only the actual number of shares that vest; in the event such awards do not vest for any reason, all previously recognized expense, if any, would be reversed.

Performance-based award activity for the year ended December 31, 2011, is summarized below:

	Number of shares issuable at target	Weighted-average grant-date fair value per share
Unearned awards outstanding at January 1, 2011	85,015	$ 43.96
Vested	(53,984)	43.96
Lapsed, unearned	(31,031)	43.96
Unearned awards outstanding at December 31, 2011	-	$ -

The fair value of performance-based awards that vested was $2.3 million in 2011 and $0.6 million in 2010. No such awards vested in 2009.

Stock Options and Appreciation Rights – Stock options granted to employees generally become exercisable in one-third or one-quarter annual increments over a three or four-year service period at a price not less than 100% of the market price of the Company's common stock on the date of grant.

Stock appreciation rights ("SARs") give the holder the right to receive shares of Rowan common stock at no cost, or cash at the discretion of the Committee, equal in value to the excess of the market price of the stock on the date of exercise over the strike price, which is the market price of the stock on the date of grant. SARs granted to employees become exercisable in one-third annual increments over a three-year service period.

Unexercised options and SARs expire ten years after the grant date.

Fair values of SARs granted were determined using the Black-Scholes option pricing model with the following weighted-average assumptions (no options were granted in 2011, 2010 or 2009):

	2011	2010	2009
Expected life in years	5.7	6.0	6.0
Risk-free interest rate	2.269%	2.725%	2.375%
Expected volatility	49.16%	50.16%	52.86%
Weighted-average grant-date per-share fair value	$19.76	$14.00	$9.03

Stock option activity for the year ended December 31, 2011, is summarized below:

	Number of shares under option	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2011	1,471,899	$ 23.23		
Exercised	(879,083)	22.68		
Forfeited or expired	(33,611)	37.06		
Outstanding at December 31, 2011	559,205	$ 23.26	3.2	$ 4,876
Exercisable at December 31, 2011	559,205	$ 23.26	3.2	$ 4,876

The total intrinsic value of options exercised was $15.9 million in 2011, $3.6 million in 2010 and $1.1 million in 2009.

SARs activity for the year ended December 31, 2011, is summarized below:

	Number of shares under SARs	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at January 1, 2011	828,185	$ 21.43		
Granted	363,810	41.00		
Forfeited	(3,560)	17.22		
Outstanding at December 31, 2011	1,188,435	$ 27.43	7.2	$ 7,893
Exercisable at December 31, 2011	455,648	$ 20.22	6.7	$ 4,978

During 2011, the Company adjusted the vesting period of outstanding stock-based compensation awards to an employee effective on the date of his separation. As a result of the modification, the Company recognized additional compensation expense totaling $2.0 million.

Limitation on Payments of Dividends

Rowan's debt agreements contain financial covenants that limit the amount of dividends the Company may distribute to its stockholders. Under the most restrictive of such covenants, approximately $429 million was available for distribution at December 31, 2011. Subject to this and other restrictions, the Board of Directors will determine payment, if any, of future dividends or distributions in light of conditions then existing, including the Company's earnings, financial condition and cash requirements, opportunities for reinvesting earnings, general business conditions and other factors.

Stock Repurchase Program

On August 8, 2011, the Company announced that its board of directors approved a program to repurchase up to $100 million of common stock. On November 1, 2011, the Company announced that its board of directors increased the amount authorized for repurchase from $100 million to $150 million. As of December 31, 2011, the Company had repurchased 3.9 million shares in the open market at a cost of approximately $125.0 million. Additional purchases under the program may be made through the open market or in privately negotiated transactions and may be commenced or suspended from time to time without notice.

NOTE 9 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Rowan sponsors defined benefit pension plans covering substantially all of its employees, and provides health care and life insurance benefits upon retirement for certain employees.

The following table presents the changes in benefit obligations and plan assets for 2011 and 2010 and the funded status and weighted-average assumptions used to determine the benefit obligation at each year end (dollars in thousands):

	2011			2010		
	Pension benefits	Other benefits	Total	Pension benefits	Other benefits	Total
Benefit obligations:						
Balance, January 1	$ 581,329	$ 82,527	$ 663,856	$ 532,328	$ 81,186	$ 613,514
Interest cost	31,359	4,122	35,481	30,713	4,284	34,997
Service cost	11,882	2,011	13,893	14,411	1,955	16,366
Actuarial (gain) loss	86,200	6,757	92,957	31,417	(1,310)	30,107
Special termination benefits	104	396	500	-	-	-
Plan curtailments	4,690	(5,773)	(1,083)	(5,398)	-	(5,398)
Benefits paid	(25,213)	(2,981)	(28,194)	(22,142)	(3,588)	(25,730)
Balance, December 31	690,351	87,059	777,410	581,329	82,527	663,856
Plan assets:						
Fair value, January 1	421,940	-	421,940	337,282	-	337,282
Actual return	(1,715)	-	(1,715)	49,535	-	49,535
Employer contributions	53,394	-	53,394	57,265	-	57,265
Benefits paid	(25,213)	-	(25,213)	(22,142)	-	(22,142)
Fair value, December 31	448,406	-	448,406	421,940	-	421,940
Net benefit liabilities	$ (241,945)	$ (87,059)	$ (329,004)	$ (159,389)	$ (82,527)	$ (241,916)
Amounts recognized in Consolidated Balance Sheet:						
Accrued liabilities	$ (50,554)	$ (4,690)	$ (55,244)	$ (52,735)	$ (4,510)	$ (57,245)
Other liabilities (long-term)	(191,391)	(82,369)	(273,760)	(106,654)	(78,017)	(184,671)
Net benefit liabilities	$ (241,945)	$ (87,059)	$ (329,004)	$ (159,389)	$ (82,527)	$ (241,916)
Net (expense) credit recognized in net benefit cost	$ 91,495	$ (73,312)	$ 18,183	$ 50,937	$ (69,015)	$ (18,078)
Amounts not yet reflected in net periodic benefit cost:						
Actuarial loss	(370,098)	(13,599)	(383,697)	(269,690)	(12,847)	(282,537)
Transition obligation	-	(474)	(474)	-	(1,324)	(1,324)
Prior service credit	36,658	326	36,984	59,364	659	60,023
Total accumulated other comprehensive loss	(333,440)	(13,747)	(347,187)	(210,326)	(13,512)	(223,838)
Net benefit liabilities	$ (241,945)	$ (87,059)	$ (329,004)	$ (159,389)	$ (82,527)	$ (241,916)
Weighted-average assumptions:						
Discount rate	4.56%	4.46%		5.45%	5.26%	
Rate of compensation increase	4.15%			4.15%		

The pension benefit obligations in the preceding table are the projected benefit obligations ("PBO"), which is the actuarial present value of benefits accrued based on services rendered to date, and includes the estimated effect of future salary increases. The accumulated benefit obligation ("ABO") is also based on services rendered to date, but differs from the PBO in that the ABO is based on actual compensation, excluding future salary increases. The ABO at December 31 for all pension plans in the aggregate is presented below (in thousands):

	2011	2010
Accumulated benefit obligation	$ 690,148	$ 581,141

Each of the Company's pension plans has benefit obligations that exceed the fair value of plan assets.

Rowan expects that the following amounts, which are classified in accumulated other comprehensive loss, a component of stockholders' equity, will be recognized as net periodic benefits cost in 2012 (in thousands):

	Pension benefits	Other retirement benefits	Total
Actuarial loss	$ 24,947	$ 341	$ 25,288
Transition obligation	-	475	475
Prior service cost (credit)	(4,647)	(147)	(4,794)
Total amortization	$ 20,300	$ 669	$ 20,969

Effective July 1, 2009, the Company amended the benefit formula for its largest pension plan for active employees who were earning benefits in the plan prior to January 1, 2008. The effect of the change was to reduce 2009 pension expense by approximately $7.3 million, or $0.04 per share net of tax.

In 2010, the Company amended certain plans with respect to its manufacturing operations in order to freeze benefits as of December 31, 2010, which resulted in a curtailment gain of $5.4 million at that date. The curtailment gain was recorded as a reduction to accumulated other comprehensive loss.

In 2011, the Company recognized a pension curtailment gain of approximately $12 million in connection with the sale of its land drilling division. Such gain was recognized in net periodic pension cost and classified within discontinued operations.

The components of net periodic pension cost and the weighted-average assumptions used to determine net cost were as follows (dollars in thousands):

	2011	2010	2009
Service cost	$ 11,882	$ 14,411	$ 15,941
Interest cost	31,359	30,713	32,477
Expected return on plan assets	(34,008)	(30,640)	(28,875)
Recognized actuarial loss	21,515	19,393	16,277
Amortization of prior service cost	(6,001)	(6,677)	(3,465)
Curtailment (gain) loss recognized	(12,014)	-	-
Special termination benefit recognized	104	-	-
Net periodic pension cost	$ 12,837	$ 27,200	$ 32,355
Less: Discontinued operations	6,598	(12,765)	(16,139)
Continuing operations	$ 19,435	$ 14,435	$ 16,216
Discount rate	5.36%	5.97%	6.41%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.15%	4.15%	4.15%

The components of net periodic cost of other postretirement benefits and the weighted average discount rate used to determine net cost were as follows (dollars in thousands):

	2011	2010	2009
Service cost	$ 2,011	$ 1,955	$ 2,040
Interest cost	4,122	4,284	4,594
Recognized actuarial loss	233	64	216
Amortization of transition obligation	600	662	662
Amortization of prior service cost	(185)	(204)	(204)
Special termination benefit recognized	396	-	-
Curtailment loss recognized	102	-	-
Net periodic cost of other postretirement benefits	$ 7,279	$ 6,761	$ 7,308
Less: Discontinued operations	(1,618)	(2,390)	(2,570)
Continuing operations	$ 5,661	$ 4,371	$ 4,738
Discount rate	5.14%	5.83%	6.34%

The assumed health care cost trend rates used to measure the expected cost of retirement health benefits was 8.4% for 2012, gradually decreasing to 4.5% for 2029 and thereafter. A one-percentage-point change in the assumed health care cost trend rates would change the reported amounts as follows (in thousands):

	One-percentage-point change	
	Increase	Decrease
Effect on total service and interest cost components for the year	$ 538	$ (461)
Effect on postretirement benefit obligation at year-end	5,220	(4,612)

The pension plans' investment objectives for fund assets are: to achieve over the life of the plans a return equal the plans' expected investment return or the inflation rate plus 3%, whichever is greater; to invest assets in a manner such that contributions are minimized and future assets are available to fund liabilities; to maintain liquidity sufficient to pay benefits when due; and to diversify among asset classes so that assets earn a reasonable return with an acceptable level of risk. The plans employ several active managers with proven long-term records in their specific investment discipline.

Target allocations among asset categories and the fair values of each category of plan assets as of December 31, 2011 and 2010, classified by level within the fair value hierarchy (as described in GAAP) is presented below. The plans will periodically reallocate assets in accordance with the allocation targets, after giving consideration to the expected level of cash required to pay current benefits and plan expenses (dollars in thousands):

	Target allocation - % of Plan assets	Target allocation - % of category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2011:						
Equity securities:	62.5% to 72.5%					
S&P 500 Stock Index		22.5% to 52.5%	$ 168,910	$ 168,910	$ -	$ -
Small cap growth		0% to 10%	22,462	22,462	-	-
Small cap value		0% to 10%	20,425	20,425	-	-
International		10% to 30%	77,270	-	77,270	-
Fixed income:	22.5% to 32.5%					
Cash and equivalents		0% to 10%	11,442	1	11,441	-
Aggregate fixed income		10% to 16%	64,703	-	64,703	-
Core plus fixed income		7.5% to 17.5%	61,243	61,243	-	-
Real estate	0% to 10%		21,951	-	21,951	-
Total			$ 448,406	$ 273,041	$ 175,365	$ -
December 31, 2010:						
Equity securities:	62.5% to 72.5%					
S&P 500 Stock Index		14.5% to 24.5%	$ 83,993	$ 83,993	$ -	$ -
Large cap growth		4% to 14%	39,039	-	39,039	-
Large cap value		4% to 14%	38,565	38,565	-	-
Small cap growth		0% to 10%	23,158	23,158	-	-
Small cap value		0% to 10%	21,340	21,340	-	-
International		10% to 30%	80,151	-	80,151	-
Fixed income:	22.5% to 32.5%					
Cash and equivalents		0% to 10%	9,627	1	9,626	-
Aggregate fixed income		10% to 16%	54,393	-	54,393	-
Core plus fixed income		7.5% to 17.5%	51,468	51,468	-	-
Real estate	0% to 10%		20,206	-	20,206	-
Total			$ 421,940	$ 218,525	$ 203,415	$ -

Assets in the large cap growth, large cap value, small cap growth, and small cap value categories include investments in common and preferred stocks (and equivalents such as American Depository Receipts and convertible bonds) and may be held through separate accounts, commingled funds or an institutional mutual fund. Assets in the international category include investments in a broad range of international equity securities, including both developed and emerging markets, and may be held through a commingled or institutional mutual fund. Securities in both the aggregate and "core plus" fixed income categories include U.S. government, corporate, mortgage- and asset-backed securities and Yankee bonds, and both categories target an average credit rating of "A" or better at all times. Individual securities in the aggregate fixed income category must be investment grade or above at the time of purchase, whereas securities in the core plus category may have a rating of "B" or above. Additionally, the core plus category may invest in foreign securities. Assets in the aggregate and core plus fixed income categories are held primarily through a commingled fund and an institutional mutual fund, respectively. The real estate category includes investments in pooled funds whose objectives are diversified equity investments in income-producing properties. Each pooled fund should provide broad exposure to the real estate market by property type, geographic location and size.

To develop the expected long-term rate of return on assets assumption, Rowan considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plans' other asset classes and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the plans, which was maintained at 8% at December 31, 2011, unchanged from December 31, 2010.

Rowan currently expects to contribute approximately $50.6 million to its pension plans in 2012 and pay approximately $5.0 million for other postretirement benefits.

Under the terms of the sales of the Company's manufacturing and land drilling operations, the Company retained pension assets and liabilities related to employees of the former operations. As a result, the Company may be required to make additional contributions to the plan in excess of currently estimated amounts. Management does not believe that any such additional contributions will have a material effect on the Company's financial position, results of operations or cash flows.

Rowan estimates that the plans will make the following annual payments for pension and other postretirement benefits based upon existing benefit formulas and including amounts attributable to future employee service (in thousands):

	Pension benefits	Other postretirement benefits
Year ended December 31,		
2012	$ 50,820	$ 4,990
2013	39,650	5,300
2014	32,950	5,610
2015	35,270	6,080
2016	36,480	6,570
2017 though 2021	203,190	32,330

Rowan sponsors defined contribution plans covering substantially all employees. Contributions classified as continuing operations totaled approximately $8.0 million in 2011, $6.1 million in 2010, and $5.5 million in 2009.

NOTE 10 – INCOME TAXES

The significant components of income taxes attributable to continuing operations consisted of (in thousands):

	2011	2010	2009
Current:			
Federal	$ (39,708)	$ 16,959	$ 86,235
Foreign	15,368	32,402	22,607
State	566	(908)	779
Total current provision (benefit)	(23,774)	48,453	109,621
Deferred	18,115	43,481	9,565
Total provision (benefit)	$ (5,659)	$ 91,934	$ 119,186

Rowan's provision for income taxes differs from that determined by applying the federal income tax rate (statutory rate) to income before income taxes, as follows (dollars in thousands):

	2011	2010	2009
Statutory rate	35%	35%	35%
Tax at statutory rate	$ 45,528	$ 125,837	$ 156,631
Increase (decrease) due to:			
Foreign companies' operations	(59,349)	(25,711)	(7,335)
Extraterritorial income exclusion	(522)	-	(25,391)
State tax expense	81	(590)	512
Domestic production activities	-	(6,372)	(2,790)
Other, net	8,603	(1,230)	(2,441)
Total provision	$ (5,659)	$ 91,934	$ 119,186

Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities at December 31 were as follows (in thousands):

	2011		2010	
	Current	Noncurrent	Current	Noncurrent
Deferred tax assets:				
Accrued employee benefit plan costs	$ 26,519	$ 72,467	$ 16,788	$ 54,821
U.S. net operating loss	-	64,495	-	109,654
U.K. net operating loss	-	14,722	-	17,778
Other	4,874	10,861	3,473	12,403
Total deferred tax assets	31,393	162,545	20,261	194,656
Less: valuation allowance	-	(14,722)	-	(17,778)
Deferred tax assets, net of valuation allowance	31,393	147,823	20,261	176,878
Deferred tax liabilities:				
Property, plant and equipment	-	615,319	-	609,321
Other	4,370	8,947	7,218	2,849
Total deferred tax liabilities	4,370	624,266	7,218	612,170
Net deferred tax asset (liability)	$ 27,023	$ (476,443)	$ 13,043	$ (435,292)

At December 31, 2011, the Company had approximately $184.2 million of net operating loss carryforwards in the U.S. expiring in 2028 and 2029. In addition, the Company had a non-expiring net operating loss carryforward in the United Kingdom of approximately $55.6 million against which the Company has provided a full valuation allowance. With the exception of the U.K. net operating loss, management has determined that no valuation allowances were necessary at December 31, 2011 and 2010, as anticipated future tax benefits relating to all recognized deferred income tax assets are expected to be fully realized when measured against a more likely than not standard.

Undistributed earnings of Rowan's foreign subsidiaries in the amount of approximately $203.7 million could potentially be subject to additional income taxes of approximately $3.2 million. The Company has not provided any deferred income taxes on such undistributed foreign earnings because it considers them to be permanently invested abroad.

At December 31, 2011, 2010 and 2009, Rowan had $55.3 million, $51.0 million and $54.2 million, respectively, of net unrecognized tax benefits attributable to continuing operations, all of which would reduce the Company's income tax provision if recognized. The Company does not expect to recognize significant increases or decreases in unrecognized tax benefits during the next twelve months.

The following table highlights the changes in the Company's gross unrecognized tax benefits during the years ended December 31 (in thousands):

	2011	2010	2009
Gross unrecognized tax benefits - beginning of year	$ 51,000	$ 54,200	$ 6,500
Gross increases - tax positions in prior period	4,300	-	37,600
Gross decreases - tax positions in prior period	-	(1,300)	-
Gross increases - current period tax positions	-	-	11,900
Settlements	-	-	-
Lapse of statute of limitations	-	(1,900)	(1,800)
Gross unrecognized tax benefit - end of year	$ 55,300	$ 51,000	$ 54,200

Interest and penalties relating to income taxes are included in current income tax expense. At December 31, 2011, 2010 and 2009, accrued interest was $2.1 million, $0.9 million and $0.7 million, respectively, and accrued penalties were $1.1 million, $0.6 million and $0.4 million, respectively. To the extent accrued interest and penalties relating to uncertain tax positions are not actually assessed, such accruals will be reversed and the reversals will reduce the Company's overall income tax provision.

Rowan's U.S. federal tax returns for 2006 through 2008 are currently under audit by the Internal Revenue Service ("IRS"), and 2002 and later years remain subject to examination. Various state tax returns for 2005 and subsequent years remain open for examination. In the Company's foreign tax jurisdictions, returns for 2006 and subsequent years remain open for examination. Rowan is undergoing other routine tax examinations in various foreign, U.S. federal, state and local taxing jurisdictions in which the Company has operated. These examinations cover various tax years and are in various stages of finalization. Rowan believes that any income taxes ultimately assessed by any foreign, U.S. federal, state or local taxing authorities will not materially exceed amounts for which the Company has already provided.

In 2009, the Company recognized a $25.4 million tax benefit as a result of applying the facts of a third-party tax case to the Company's situation. That case provided a more favorable tax treatment for certain foreign contracts entered into in prior years. In 2011, the IRS issued an assessment contesting our claim. The Company plans to vigorously defend its position and continues to believe it is more likely than not that the Company will prevail. The Company has deferred recognition of a remaining $49.2 million estimated benefit in accordance with the accounting guidelines for income tax uncertainties. In connection with the above, the Company has recorded a long-term receivable, which is included in other assets on the Consolidated Balance Sheet at December 31, 2011 and 2010, for the gross claim of approximately $74.6 million and a long-term liability of approximately $49.2 million.

Income from continuing operations before income taxes consisted of domestic entities' losses of $1.2 million in 2011, domestic entities' earnings of $260.3 million and $558.3 million in 2010 and 2009, respectively, foreign entities' earnings of $131.3 million and $118.7 million in 2011 and 2010, respectively, and foreign entities' losses of $57.2 million in 2009.

NOTE 11 – GEOGRAPHIC AREA INFORMATION

The classifications of revenues and assets among geographic areas in the tables which follow were determined based on the physical location of assets. Because the Company's offshore drilling rigs are mobile, classifications by area are dependent on the rigs' location at the time revenues are earned, and may vary from one period to the next.

Revenues by geographic area are set forth below (in thousands):

	2011	2010	2009
United States	$ 264,255	$ 287,579	$ 291,882
United Kingdom	230,638	99,111	146,827
Saudi Arabia	204,086	207,131	280,187
Norway	73,829	80,717	25,783
Qatar	59,824	78,819	98,875
Trinidad	56,682	-	-
Mexico	27,977	45,633	14,101
Vietnam	9,901	-	-
Malaysia	6,776	-	-
Egypt	5,261	71,811	12,019
Canada	-	78,361	57,337
Angola	-	68,543	115,992
Consolidated revenues	$ 939,229	$ 1,017,705	$ 1,043,003

Long-lived assets by geographic area at December 31 are set forth below (in thousands):

	2011	2010	2009
United Kingdom	$ 1,562,942	$ 822,335	$ 387,546
United States	1,234,233	1,044,315	1,078,933
Saudi Arabia	1,078,663	743,002	535,448
Rigs under construction	711,558	937,609	528,669
Norway	501,447	202,773	-
Trinidad	258,749	204,432	-
Vietnam	198,205	-	-
Qatar	87,781	91,735	49,390
Malaysia	45,039	-	-
Egypt	-	200,551	214,814
Mexico	-	54,307	56,032
Canada	-	43,463	40,423
Angola	-	-	202,290
Other	96	-	46
Consolidated long-lived assets	$ 5,678,713	$ 4,344,522	$ 3,093,591

NOTE 12 – MATERIAL CHARGES AND OTHER OPERATING EXPENSES

Operating expenses in 2011 included a $6.1 million charge for the settlement of litigation with Textron relating to the loss of the *Rowan Halifax* in 2005 and $4.9 million of incremental noncash and cash compensation cost in connection with separation of an employee.

Operating expenses in 2010 included a $5.3 million charge for the expected cost of terminating the Company's agency agreement in Mexico.

NOTE 13 – RELATED PARTY TRANSACTIONS

A Rowan director serves as "of counsel" to, and his son is a partner in, a law firm that represents Rowan on certain matters and to which the Company paid approximately $0.5 million, $0.4 million, and $0.6 million for legal fees and expenses in 2011, 2010 and 2009, respectively.

Another Rowan director served as managing director of an investment bank until his departure from the bank in March 2009. Rowan paid the investment bank $1.8 million in 2009 for services provided in connection with the Company's July 2009 Senior Note offering.

In each case, the director's services were approved by the Company's Board of Directors, and compensation from his employer was not tied to amounts received from the Company. Rowan believes that the fees paid for services reflected market rates.

NOTE 14 – SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities excluded from the Consolidated Statements of Cash Flows and other supplemental cash flow information follows (in thousands):

	2011	2010	2009
Accrued but unpaid additions to property and equipment at December 31	$ 66,764	$ 40,345	$ 23,340
Value of common stock issued in exchange for SKDP shares	-	337,907	-
Cash interest payments in excess of (less than) interest capitalized	14,802	23,596	(7,568)
Cash income tax payments, net of refunds	276,839	98,979	137,648

Interest capitalized in 2009 exceeded the amount of interest payments due to the timing of the first interest payment on the 7.875% Senior Notes. The notes were issued in July 2009 and the first interest payment was made in February 2010.

NOTE 15 – SUBSEQUENT EVENT

In February 2012, the Company's Board of Directors approved a plan of redomestication that, if approved by the Company's stockholders and certain other closing conditions are met, would result in the Company changing its jurisdiction of incorporation from Delaware to the United Kingdom. The Company intends to pursue the redomestication in 2012.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited quarterly financial data for each full quarter within the two most recent fiscal years follows (in thousands except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011:				
Revenues	$ 205,966	$ 223,497	$ 234,698	$ 275,068
Income from operations	35,755	51,735	31,962	30,131
Net income from continuing operations	26,795	44,403	31,424	33,117
Discontinued operations, net of tax	5,277	421,456	162,385	11,984
Net income	32,072	465,859	193,809	45,101
Basic earnings per share:				
Continuing operations	$ 0.21	$ 0.35	$ 0.25	$ 0.27
Discontinued operations	0.05	3.34	1.30	0.09
Net income	0.26	3.69	1.55	0.36
Diluted earnings per share:				
Continuing operations	$ 0.21	$ 0.35	$ 0.25	$ 0.27
Discontinued operations	0.04	3.30	1.28	0.09
Net income	0.25	3.65	1.53	0.36
2010:				
Revenues	$ 288,500	$ 282,180	$ 238,559	$ 208,466
Income from operations	134,863	119,699	74,468	49,232
Net income from continuing operations	88,934	83,445	60,142	35,080
Discontinued operations, net of tax	(24,311)	7,471	7,029	22,205
Net income	64,623	90,916	67,171	57,285
Basic earnings (loss) per share:				
Continuing operations	$ 0.79	$ 0.74	$ 0.52	$ 0.28
Discontinued operations	(0.22)	0.07	0.06	0.18
Net income	0.57	0.80	0.58	0.46
Diluted earnings (loss) per share:				
Continuing operations	$ 0.78	$ 0.73	$ 0.51	$ 0.28
Discontinued operations	(0.21)	0.06	0.06	0.17
Net income	0.56	0.79	0.57	0.45

The sum of the per-share amounts for the quarters may not equal the per-share amounts for the full year since the quarterly and full year per share computations are made independently.

Income from operations in the second quarter of 2011 included a $6.1 million pretax charge for the settlement of litigation with Textron relating to the loss of the *Rowan Halifax* in 2005. Income from operations in the fourth quarter of 2011 included $3.5 million pretax noncash compensation cost in connection with the separation of an employee.

Discontinued operations for the first quarter of 2010 included a $42.0 million pretax charge for an inventory valuation reserve adjustment.

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None

ITEM 9A. ***CONTROLS AND PROCEDURES***

The Company's management has evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company's disclosure controls and procedures, as of the end of the period covered by this report, pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Company's Chief Executive Officer, along with the Company's Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011.

Our management is responsible for establishing and maintaining internal control over financial reporting (ICFR). Our internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations, and therefore can only provide reasonable assurance with respect to financial statement preparation and presentation.

Our management's assessment is that the Company did maintain effective ICFR as of December 31, 2011, within the context of the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and that the Company did not have a material change in ICFR during the fourth quarter of 2011.

See "Management's Report on Internal Control over Financial Reporting" included in Item 8 of this Form 10-K.

ITEM 9B. ***OTHER INFORMATION***

Not applicable

PART III

ITEM 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE***

Information concerning our directors will appear in our Proxy Statement for the 2012 Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2012, under the caption "Election of Directors." Such information is incorporated herein by reference.

Information concerning our executive officers appears in Part I under the caption "Executive Officers of the Registrant" of this Form 10-K.

Information concerning our Audit Committee will appear in our Proxy Statement for the 2012 Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2012, under the caption "Committees of the Board of Directors." Such information is incorporated herein by reference.

Information concerning compliance with Section 16(a) of the Securities Exchange Act will appear in our Proxy Statement for the 2012 Meeting of Stockholders, to be filed pursuant to Regulation 14A of the Exchange Act ("Regulation 14A") on or before April 30, 2012, under the caption "Additional Information - Section 16(a) Beneficial Ownership Reporting Compliance." Such information is incorporated herein by reference.

ITEM 11. ***EXECUTIVE COMPENSATION***

Information concerning director and executive compensation will appear in our Proxy Statement for the 2012 Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2012, under the captions "Director Compensation and Attendance," "Compensation Discussion & Analysis," "Compensation Committee Report," and "Executive Compensation." Such information is incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

Information concerning the security ownership of management will appear in our Proxy Statement for the 2012 Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2012, under the caption "Security Ownership of Certain Beneficial Owners and Management." Such information is incorporated herein by reference.

The business address of all directors is the principal executive offices of the Company as set forth on the cover page of this Form 10-K.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued under equity compensation plans as of December 31, 2011.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (2) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	800,687	$ 21.84	1,812,587
Equity compensation plans not approved by security holders	-	-	-
Total	800,687	$ 21.84	1,812,587

(1) The number of securities to be issued includes (i) 559,205 options and 241,482 shares issuable under outstanding SARs (see note (2) below).

(2) The weighted-average exercise price in column (b) is based on (i) 559,205 shares under outstanding options with a weighted average exercise price of $23.26 per share, and (ii) 241,482 shares of stock that would be issuable in connection with 1,188,435 stock appreciation rights (SARs) outstanding at December 31, 2011. The number of shares issuable under SARs is equal in value to the excess of the Rowan stock price on the date of exercise over the exercise price. The number of shares under SARs included in column (a) was based on a December 31, 2011 closing stock price of $30.33 and a weighted-average exercise price of $27.47 per share.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information concerning director and executive related party transactions will appear in our Proxy Statement for the 2012 Meeting of Stockholders, to be filed pursuant to Regulation 14A on or before April 30, 2012, within the section and under the captions "Director Independence" and "Related Party Transactions." Such information is incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Information concerning principal accounting fees and services will appear in our Proxy Statement for the 2012 Meeting of Stockholders, to be filed pursuant to Regulation 14A no later than April 30, 2012, in the last paragraph under the caption "Fees of Audit Firm." Such information is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Index to Financial Statements, Financial Statement Schedules and Exhibits

(1) *Financial Statements*

See Item 8, "Financial Statements and Supplementary Data," beginning on page 32 of this Form 10-K for a list of financial statements filed as a part of this report.

(2) *Financial Statement Schedules*

Financial Statement Schedules I, II, III, IV, and V are not included in this Form 10-K because such schedules are not required, the required information is not significant, or the information is presented elsewhere in the financial statements.

(3) *Exhibits*

Unless otherwise indicated below as being incorporated by reference to another filing of the Company with the Securities and Exchange Commission, each of the following exhibits is filed herewith:

3.1 Restated Certificate of Incorporation of the Company, dated February 17, 1984 (incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-84369 on Form S-8) and the Certificates of Designation for the Company's Series A Preferred Stock (and Certificate of Correction related thereto) (incorporated by reference to Exhibit 4.8 to Registration Statement No. 333-84369 on Form S-8), Series B Preferred Stock (incorporated by reference to Exhibit 4d to Form 10-K for the year ended December 31, 1999), Series D Preferred Stock (incorporated by reference to Exhibit 4.11 to Registration Statement No. 333-82804 on Form S-3 filed on February 14, 2002), and Series E Preferred Stock (incorporated by reference to Exhibit 4.12 to Registration Statement No. 333-82804 on Form S-3 filed on February 14, 2002) and as amended by the Certificate of Amendment to Restated Certificate of Incorporation of Rowan Companies, Inc. dated April 29, 2010 (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated April 29, 2010).

3.2 Amended and Restated Bylaws of Rowan Companies, Inc., effective as of April 29, 2010, incorporated by reference to Exhibit 3.2 of the Company's Current Report on Form 8-K dated April 29, 2010 (File No. 1-5491).

4.1 Certificate of Change of Address of Registered Office and of Registered Agent dated July 25, 1984, incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.2 Certificate of Amendment of Certificate of Incorporation dated April 24, 1987, incorporated by reference to Exhibit 4.5 to Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.3 Specimen Common Stock certificate, incorporated by reference to Exhibit 4k to Form 10-K for the year ended December 31, 2001 (File No. 1-5491).

4.4 Indenture for Senior Debt Securities dated as of July 21, 2009, between Rowan Companies, Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated July 21, 2009 (File No. 1-5491).

4.5 First Supplemental Indenture dated as of July 21, 2009, between Rowan Companies, Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated July 21, 2009 (File No. 1-5491).

4.6 Second Supplemental Indenture dated as of August 30, 2010, between Rowan Companies, Inc. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on August 30, 2010 (File No. 1-5491).

4.7 Form of 5% Senior Note due 2017 (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K filed on August 30, 2010).

10.1 Restated 1988 Nonqualified Stock Option Plan, incorporated by reference to Appendix C to the Notice of Annual Meeting and Proxy Statement dated March 20, 2002 (File No. 1-5491) and Form of Stock Option Agreement related thereto, incorporated by reference to Exhibit 10c to Form 10-K for the year ended December 31, 2004 (File No. 1-5491).

10.2 1998 Nonemployee Director Stock Option Plan, incorporated by reference to Exhibit 10b of Form 10-Q for the quarter ended March 31, 1998 (File No. 1-5491) and Form of Stock Option Agreement related thereto, incorporated by reference to Exhibit 10c to Form 10-K for the year ended December 31, 2004 (File No. 1-5491).

10.3 2009 Rowan Companies, Inc. Incentive Plan, incorporated by reference to Appendix A of the Company's definitive proxy statement dated March 19, 2009 (File No. 1-5491) and Form of 2009 Stock Appreciation Right Agreement, Form of 2009 Restricted Stock Agreement, and Form of Non-Employee Director 2009 Restricted Stock Unit Agreement under the 2009 Rowan Companies, Inc. Incentive Plan, incorporated by reference to Exhibits 10.2, 10.3 and 10.4, respectively, of the Company's Quarterly Report on Form 10-Q dated August 10, 2009 (File No. 1-5491).

10.4 Pension Restoration Plan of LeTourneau Technologies, Inc., formally a wholly owned subsidiary of the Company, incorporated by reference to Exhibit 10j to Form 10-K for the year ended December 31, 1994 (File No. 1-5491).

10.5 Participation Agreement dated December 1, 1984 between Rowan and Textron Financial Corporation et al. and Bareboat Charter dated December 1, 1984 between Rowan and Textron Financial Corporation et al., incorporated by reference to Exhibit 10c to Form 10-K for the year ended December 31, 1985 (File No. 1-5491).

10.6 Election and acceptance letters with respect to the exercise of the Fixed Rate Renewal Option set forth in the Bareboat Charter dated December 1, 1984 between Rowan and Textron Financial Corporation et al, incorporated by reference to Exhibit 10j to Form 10-K for the year ended December 31, 1999 (File No. 1-5491).

10.7 Commitment to Guarantee Obligations dated September 29, 1998 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla VI*), incorporated by reference to Exhibit 10a to Form 10-Q for quarter ended September 30, 1998 (File No. 1-5491).

10.8 Credit Agreement and Trust Indenture both dated September 29, 1998 between Rowan and Citibank, N.A. (relating to *Gorilla VI*), incorporated by reference to Exhibit 10b to Form 10-Q for the quarter ended September 30, 1998 (File No. 1-5491).

10.9 Amendment No. 1 dated March 15, 2001 to Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla VI*), incorporated by reference to Exhibit 10v to Form 10-K for the year ended December 31, 2000 (File No. 1-5491).

10.10 Supplement No. 1 dated March 15, 2001 to Trust Indenture between Rowan and Citibank, N.A. (relating to *Gorilla VI*), incorporated by reference to Exhibit 10v to Form 10-K for the year ended December 31, 2000 (File No. 1-5491).

10.11 Commitment to Guarantee Obligations dated October 29, 1999 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla VII*), incorporated by reference to Exhibit 10v to Form 10-K for the year ended December 31, 1999 (File No. 1-5491).

10.12 Credit Agreement and Trust Indenture both dated October 29, 1999 between Rowan and Citibank, N.A. (relating to *Gorilla VII*), incorporated by reference to Exhibit 10w to Form 10-K for the year ended December 31, 1999 (File No. 1-5491).

10.13 Amendment No. 1 dated June 30, 2003 to the Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to *Gorilla VII*), incorporated by reference to Exhibit 10x to Form 10-K for the year ended December 31, 2003 (File No. 1-5491).

10.14 Supplement No. 1 dated June 30, 2003 to Trust Indenture between Rowan and Citibank, N.A. (relating to *Gorilla VII*), incorporated by reference to Exhibit 10y to Form 10-K for the year ended December 31, 2003 (File No. 1-5491).

10.15 Commitment to Guarantee Obligations dated May 23, 2001 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Bob Palmer*, formerly *Gorilla VIII*), incorporated by reference to Exhibit 10y to Form 10-K for the year ended December 31, 2001 (File No. 1-5491).

10.16 Credit Agreement and Trust Indenture both dated May 23, 2001 between Rowan and Citibank, N.A. (relating to the *Bob Palmer*, formerly *Gorilla VIII*), incorporated by reference to Exhibit 10z to Form 10-K for the year ended December 31, 2001 (File No. 1-5491).

10.17 Commitment to Guarantee Obligations dated May 28, 2003 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Scooter Yeargain*), incorporated by reference to Exhibit 10bb to Form 10-K for the year ended December 31, 2003 (File No. 1-5491).

10.18 Credit Agreement and Trust Indenture both dated May 28, 2003 between Rowan and Citibank, N.A. (relating to the *Scooter Yeargain*), incorporated by reference to Exhibit 10cc to Form 10-K for the year ended December 31, 2003 (File No. 1-5491).

10.19 Amendment No. 1 dated June 15, 2005 to the Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Scooter Yeargain*), incorporated by reference to Exhibit 10a to Form 10-Q for the quarterly period ended June 30, 2005 (File No. 1-5491).

10.20 Supplement No. 1 dated June 15, 2005 to Trust Indenture between Rowan and Citibank, N.A. (relating to the *Scooter Yeargain*), incorporated by reference to Exhibit 10b to Form 10-Q for the quarterly period ended June 30, 2005 (File No. 1-5491).

10.21 Commitment to Guarantee Obligations dated May 28, 2003 and First Preferred Ship Mortgage between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Bob Keller*, formerly Tarzan II), incorporated by reference to Exhibit 10dd to Form 10-K for the year ended December 31, 2003 (File No. 1-5491).

10.22 Credit Agreement and Trust Indenture both dated May 28, 2003 between Rowan and Citibank, N.A. (relating to the *Bob Keller*, formerly Tarzan II), incorporated by reference to Exhibit 10ee to Form 10-K for the year ended December 31, 2003 (File No. 1-5491).

10.23 Amendment No. 1 dated March 28, 2005 to Credit Agreement between Rowan and Citibank, N.A. (relating to the *Bob Keller*, formerly Tarzan II), incorporated by reference to Exhibit 10a to Form 10-Q for the quarterly period ended March 31, 2005 (File No. 1-5491).

10.24 Amendment No. 2 dated May 4, 2005 to Credit Agreement between Rowan and Citibank, N.A. (relating to the *Bob Keller*, formerly Tarzan II), incorporated by reference to Exhibit 10b to Form 10-Q for the quarterly period ended March 31, 2005 (File No. 1-5491).

10.25 Memorandum Agreement dated January 26, 2006 between Rowan and C. R. Palmer, incorporated by reference to Exhibit 10jj to Form 10-K for year ended December 31, 2005 (File No. 1-5491).

10.26 2005 Rowan Companies, Inc. Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K filed May 10, 2005 (File No. 1-5491) and Form of Non-Employee Director 2005 Restricted Stock Unit Grant, Form of Non-Employee Director 2006 Restricted Stock Unit Grant, Form of 2005 Restricted Stock Grant Agreement, Form of 2005 Nonqualified Stock Option Agreement, Form of 2005 Performance Share Award Agreement related thereto, each incorporated by reference to Exhibits 10c, 10d, 10e, 10f and 10g, respectively, to Form 10-Q for the quarterly period ended June 30, 2005 (File No. 1-5491).

10.27 Change in Control Agreement and Change in Control Supplement, incorporated by reference to Exhibits 10.1 and 10.2 to Form 8-K filed December 20, 2007 (File 1-5491).

10.28 Amendment No. 1 dated August 4, 2009, to the Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Bob Keller,* formerly *Tarzan II*), incorporated by reference to Exhibit 10.5 of the Company's Quarterly Report on Form 10-Q filed August 10, 2009 (File No. 1-5491).

10.29 Supplement No. 2 dated August 4, 2009, to Trust Indenture between Rowan and Citibank, N.A. (relating to the *Bob Keller,* formerly *Tarzan II*), incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed August 10, 2009 (File No. 1-5491).

10.30 Form of Indemnification Agreement between Rowan Companies, Inc. and each of its directors and certain officers, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 2, 2009 (File No. 1-5491).

10.31 Amendment No. 1 dated November 24, 2009, to the Commitment to Guarantee Obligations between Rowan and the Maritime Administration of the U.S. Department of Transportation (relating to the *Bob Palmer,* formerly Gorilla VIII), incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated November 24, 2009 (File No. 1-5491).

10.32 Supplement No. 2 dated November 24, 2009, to Trust Indenture between Rowan and Manufacturers and Traders Trust Company (relating to the *Bob Palmer,* formerly *Gorilla VII*), incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K dated November 24, 2009 (File No. 1-5491).

10.33 Restoration Plan of Rowan Companies, Inc. (As Restated Effective July 1, 2009), incorporated by reference to Exhibit 10.43 to Form 10-K for the year ended December 31, 2009 (File No. 1-5491).

10.34 Share Purchase Agreement dated July 1, 2010, among Rowan Companies, Inc., Skeie Technology AS, Skeie Tech Invest AS and Wideluck Enterprises Limited and Pre-Acceptance Letters from Skeie Holding AS and Trafalgar AS, each relating to the purchase of shares of common stock of Skeie Drilling & Production ASA (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 19, 2010).

10.35 Credit Agreement dated September 16, 2010, among Rowan Companies, Inc., as Borrower, the Lenders named therein, Wells Fargo Bank, National Association, as Administrative Agent, Issuing Lender and Swingline Lender and Citibank, N.A., DnB Nor Bank ASA and Royal Bank of Canada, as Co-Syndication Agents (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 16, 2010).

10.36 LeTourneau Technologies, Inc. Incentive Plan, effective January 1, 2011, Form of 2011 Stock Appreciation Right Notice, and Form of 2011 Performance Restricted Stock Unit Notice (incorporated by reference to Exhibit 10.40 of the Company's Annual Report on Form 10-K filed on March 1, 2011).

10.37 Form of 2011 Stock Appreciation Right Notice, Form of 2011 Restricted Stock Notice, and Form of 2011 Non-Employee Director Restricted Stock Unit Notice.

10.38 Amended and Restated Credit Agreement dated June 30, 2011, among Rowan Companies, Inc., as Borrower, the Lenders named therein, Wells Fargo Bank, National Association, as Administrative Agent, Issuing Lender and Swingline Lender and Citibank, N.A., DnB Nor Bank ASA and Royal Bank of Canada, as Co-Syndication Agents (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).

10.39 Stock Purchase Agreement dated May 13, 2011, between Rowan Companies, Inc., as seller, and Joy Global Inc., as buyer, relating to the sale of all the outstanding equity interests in LeTourneau Technologies, Inc., a wholly owned subsidiary of the Company (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on May 18, 2011).

10.40 Purchase and sale agreement dated July 19, 2011, among Rowan Companies, Inc., as seller, and Ensign United States Drilling (S.W.) Inc., as buyer, and Ensign Energy Services Inc., as guarantor of the buyer's performance under the agreement, relating to the sale of all the outstanding equity interests in Rowan Drilling Company LLC, a wholly owned subsidiary of the Company (incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on July 20, 2011).

10.41 Letter Agreement dated August 12, 2011, between Rowan Companies, Inc. and David P. Russell regarding separation from employment (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 3, 2011).

14 Code of Business Conduct for Senior Financial Officers of the Company, incorporated by reference to Exhibit 14 to Form 10-K for the year ended December 31, 2003 (File No. 1-5491).

21 Subsidiaries of the Registrant.

23 Consent of Independent Registered Public Accounting Firm.

24 Powers of Attorney pursuant to which names were affixed to this Form 10-K for the year ended December 31, 2011.

31.1 Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99 Annual CEO Certification to the New York Stock Exchange.

101.INS XBRL Instance Document.

101.SCH XBRL Taxonomy Extension Schema Document.

101.CAL XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB XBRL Taxonomy Extension Label Linkbase Document.

101.PRE XBRL Taxonomy Extension Presentation Linkbase Document.

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* Only portions specifically incorporated herein are deemed to be filed.

EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS

Compensatory plans in which Rowan's directors and executive officers participate are listed as follows:

- Restated 1988 Nonqualified Stock Option Plan, incorporated by reference to Appendix C to the Notice of Annual Meeting and Proxy Statement dated March 20, 2002 (File No. 1-5491).
- 1998 Nonemployee Director Stock Option Plan, incorporated by reference to Exhibit 10b of Form 10-Q for the quarter ended March 31, 1998 (File No. 1-5491).
- Restoration Plan of Rowan Companies, Inc. (As Restated Effective July 1, 2009), incorporated by reference to Exhibit 10.43 to Form 10-K for the year ended December 31, 2009 (File No. 1-5491).
- Pension Restoration Plan of LeTourneau, Inc., a wholly owned subsidiary of the Company, incorporated by reference to Exhibit 10j to Form 10-K for the year ended December 31, 1994 (File No. 1-5491).
- 2005 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.1 to Form 8-K filed May 10, 2005 (File No. 1-5491).
- Change in Control Agreement and Change in Control Supplement for the Rowan Companies, Inc. Restated 1988 Nonqualified Stock Option Plan and the 2005 Rowan Companies, Inc. Long-Term Incentive Plan incorporated by reference to Exhibits 10.1 and 10.2 to Form 8-K filed December 20, 2007 (File 1-5491).
- 2009 Rowan Companies, Inc. Incentive Plan, incorporated by reference to Appendix A of the Company's definitive proxy statement dated March 19, 2009 (File No. 1-5491).
- LeTourneau Technologies, Inc. Incentive Plan, effective January 1, 2011, Form of 2011 Stock Appreciation Right Notice, and Form of 2011 Performance Restricted Stock Unit Notice, incorporated by reference to Exhibit 10.40 of the Company's Form 10-K for the year ended December 31, 2010.
- Form of 2011 Stock Appreciation Right Notice, Form of 2011 Restricted Stock Notice, and Form of 2011 Non-Employee Director Restricted Stock Unit Notice.

Rowan agrees to furnish to the Commission upon request a copy of all instruments defining the rights of holders of long-term debt of the Company and its subsidiaries.

For the purposes of complying with the amendments to the rules governing Form S-8 (effective July 13, 1990) under the Securities Act of 1933, the undersigned registrant hereby undertakes as follows, which undertaking shall be incorporated by reference into Registrant's Registration Statements on Form S-8 Nos. 33-33755, as amended by Amendment No. 1 (filed March 29, 1990), 33-61444 (filed April 23, 1993), 333-84369 (filed August 3, 1999), 333-84405 (filed August 3, 1999), 333-101914 (filed December 17, 2002), 333-132762 (filed March 28, 2006), and 333-158985 (filed May 5, 2009):

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROWAN COMPANIES, INC.
(Registrant)

By: /s/ W. MATT RALLS
W. Matt Ralls
President and Chief Executive officer

Date: February 27, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ W. MATT RALLS (W. Matt Ralls)	President, Chief Executive Officer and Director	February 27, 2012
/s/ W. H. WELLS (W. H. Wells)	Principal Financial Officer	February 27, 2012
/s/ GREGORY M. HATFIELD (Gregory M. Hatfield)	Principal Accounting Officer	February 27, 2012
* (R. G. Croyle)	Director	February 27, 2012
* (William T. Fox III)	Director	February 27, 2012
* (Sir Graham Hearne)	Director	February 27, 2012
* (Thomas R. Hix)	Director	February 27, 2012
* (Robert E. Kramek)	Director	February 27, 2012
* (Frederick R. Lausen)	Director	February 27, 2012
* (H. E. Lentz)	Chairman of the Board	February 27, 2012
* (Lord Moynihan)	Director	February 27, 2012
* (Suzanne P. Nimocks)	Director	February 27, 2012
* (P. Dexter Peacock)	Director	February 27, 2012
* (John J. Quicke)	Director	February 27, 2012

*By: /s/ W. MATT RALLS
(W. Matt Ralls, Attorney-in-Fact)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission File Number: 1-5491

ROWAN COMPANIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	75-0759420
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6189
(Address of principal executive offices)

Registrant's telephone number, including area code: (713) 621-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.125 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates of the registrant was approximately $4,903.0 million as of June 30, 2011, based upon the closing price of the registrant's Common Stock on the New York Stock Exchange Composite Tape of $38.81 per share.

The number of shares of Common Stock, $0.125 par value, outstanding at April 17, 2012, was 124,179,965.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TABLE OF CONTENTS

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to Rowan Companies, Inc.'s (the "Company" or "Rowan") Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the Securities and Exchange Commission on February 28, 2012, is to provide the information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K as a definitive proxy statement containing such information will not be filed within 120 days after the end of the fiscal year covered by the original filing. This Amendment amends and restates in its entirety Items 10, 11, 12, 13 and 14 of Part III of the original filing, and Part IV, Item 15 of the original filing has been amended and restated solely to include as exhibits the new certifications required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. Except as expressly stated, this Amendment does not reflect events occurring after the date of the original filing or modify or update any of the other disclosures contained therein in any way other than as required to reflect the amendments discussed above. The reference on the cover of the original filing to the incorporation by reference of our definitive proxy statement into Part III of the original filing has been deleted.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

DIRECTORS

Identification of Directors

As a result of the Company's decision to reduce the size of the Board of Directors from twelve to ten members in January 2012, two directors, Robert E. Kramek and Frederick R. Lausen, both Class III directors, retired from the Board effective at and as of April 16, 2012. Mr. P. Dexter Peacock has served as a Class I director of the Company since 2004. In January 2012, we re-assigned Mr. Peacock to Class III in order to maintain the classes of directors as nearly equal as possible.

William T. Fox III Age 66 Director since 2001 Class I	Formerly Managing Director responsible for the global energy and mining businesses of Citigroup from 1994 until his retirement in 2003. Mr. Fox also serves on the Board of Cloud Peak Energy Inc.
Sir Graham Hearne Age 74 Director since 2004 Class I	Formerly Chairman of Enterprise Oil plc, an oil and gas exploration and production company, from 1991 until retirement in 2002, and Chief Executive Officer from 1984 to 1991. Sir Hearne also serves as the non-executive Chairman of Catlin Group Limited and Braemar Shipping Services Group plc. Sir Hearne is a non-executive director of Bumi plc and Genel Energy plc and formerly served as a director of N.M. Rothschild & Sons Ltd. (1970 – 2010), Vetco International (2003 – 2007), Gallaher Group PLC (1997 – 2007), Stratic Energy Corporation (2005 – 2010) and Wellstream Holdings plc (2003 – 2011).
H. E. Lentz Age 67 Director since 1990 Class I	Chairman of the Board of Directors of the Company. Former Managing Director of Lazard Frères & Co., an investment banking firm, from June 2009 until retirement in May 2011. Also former Managing Director of Barclays Capital, an investment banking firm and successor to Lehman Brothers, from September 2008 to March 2009. Advisory Director of Lehman Brothers from 2004 to September 2008. Mr. Lentz also serves on the Boards of Peabody Energy Corp., Macquarie Infrastructure Company, WPX Energy and CARBO Ceramics, Inc.

R. G. Croyle
Age 69
Director since 1998
Class II

Formerly Vice Chairman and Chief Administrative Officer of the Company from August 2002 until retirement in December 2006. Mr. Croyle also serves on the Board of Magellan Midstream Partners, L.P., and previously served on the Boards of Boots & Coots, Inc. and Magellan Midstream Holdings GP, LLC.

Lord Moynihan
Age 56
Director since 1996
Class II

Executive Chairman of Pelamis Wave Energy from August 2005 to 2011 and Senior Partner of London-based CMA, an energy advisory firm, since 1993. Lord Moynihan served as Executive Director of Clipper Windpower Inc. and Chairman of Clipper Windpower Europe Limited, wind turbine technology companies, from 2004 to 2007. Lord Moynihan has been an active member of the House of Lords since 1997 and serves as Chairman of the British Olympic Association.

W. Matt Ralls
Age 62
Director since 2009
Class II

President and Chief Executive Officer since January 2009. Executive Vice President and Chief Operating Officer of GlobalSantaFe Corporation, an international contract drilling company, from June 2005 until November 2007. Prior to that time Mr. Ralls served as Senior Vice President and CFO of GlobalSantaFe. Mr. Ralls also serves on the Board of Cabot Oil & Gas Corporation and Superior Energy Services, Inc. Mr. Ralls has previously served on the Boards of El Paso Partners, Enterprise Products Partners L.P., Enterprise Products, G.P. and Complete Production before its acquisition by Superior Energy Services, Inc.

John J. Quicke
Age 62
Director since 2009
Class II

Mr. Quicke has served as a Managing Director and an operating partner of Steel Partners LLC, a global management firm, since 2005. Mr. Quicke is currently President, CEO and a director of DGT Holdings Corp., an electronic systems company, and interim President and CEO and a director of Steel Excel, Inc. Mr. Quicke previously served as a director of Angelica Corporation, Layne Christensen Company, NOVT Corporation and Handy & Harman Ltd. Previously, Mr. Quicke served in various capacities at Sequa Corporation, a diversified manufacturer, including Vice Chairman and Executive Officer from 2004 to 2005, and as a director of the company from 1993 to 2005.

Thomas R. Hix
Age 64
Director since 2009
Class III

Business consultant since January 2003. Senior Vice President of Finance and Chief Financial Officer of Cameron International Corporation, an oil and gas products and services company, from 1995 to 2003. Mr. Hix also serves on the Boards of El Paso Corporation and Health Care Service Corporation, and previously served on the Board of TODCO from 2004 until it was acquired in 2007.

Suzanne P. Nimocks
Age 53
Director since 2010
Class III

Formerly a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010, and was with the firm in various other capacities since 1989, including as a leader of the firm's Global Petroleum Practice, Electrical Power & Natural Gas Practice, Organization Practice and Risk Management Practice. Ms. Nimocks served as a member of the firm's worldwide personnel committees for many years and as the Manager of the Houston office for eight years. Ms. Nimocks also serves on the Boards of Encana Corporation and Arcelor Mittal.

P. Dexter Peacock
Age 70
Director since 2004
Class III

Formerly Managing Partner of Andrews Kurth LLP, a law firm, retired as a Partner in 1997; Of Counsel to Andrews Kurth since 1997. Mr. Peacock also serves on the Board of Cabot Oil & Gas Corporation.

Specific Experience, Qualifications and Skills of the Members of Our Board of Directors

Our Board of Directors is comprised of highly qualified individuals with unique and special skills that assist in effective management of the Company for the benefit of our stockholders. Each of our directors possesses certain experience, qualifications, attributes and skills, as further described below, that led to our conclusion that he or she should serve as a member of our Board of Directors. In addition to the biographical information with respect to each of our directors under the heading "Identification of Directors," the following table shows additional experience and qualifications of our individual directors:

Director	Specific Qualifications and Skills
Robert G. Croyle	• Over 35 years of experience in the oil services industry • In-depth knowledge of the Company, served as an attorney, general counsel and Vice Chairman • Expertise in compensation and health, safety and environmental matters • Service on other boards including as presiding director and member of audit, nominating and corporate governance, and compensation committees
William T. Fox III	• Financial expertise • Over 30 years in commercial banking, lending to energy companies • Service as chairman of a compensation committee and member of an audit committee on another board
Sir Graham Hearne	• CEO or Chairman of independent exploration and production company for 18 years, with extensive international operations • CFO of major UK public company for three years • Over 40 years of experience as an independent director of a number of public and private enterprises; significant experience as a member of compensation, audit and governance committees • Extensive investment banking and legal experience
Thomas R. Hix	• Many years of financial and mergers and acquisitions experience, including as CFO of public company in oil and gas services for 17 years • Board member of public exploration and production company and public board service for 14 years • Significant management experience in offshore contract drilling • Former Certified Public Accountant (CPA)
H. E. Lentz	• Significant investment banking experience for 40 years • Financial expertise • Service on public companies including audit, compensation and nominating committee experience
Lord Colin Moynihan	• Former Minister of Energy, United Kingdom; significant government experience related to energy policy • Executive positions, board service and consulting in oil and gas industry; significant international energy experience. • Significant health, safety and environment expertise; Minister responsible for implementing world leading offshore safety regulations • Political experience as Member of the British House of Parliament for 10 years and current Member of the House of Lords

Suzanne P. Nimocks	• Over 20 years experience in a global management consulting firm, focusing on international energy clients, strategic planning and risk management • Significant management expertise gained from managing a large office of an international consulting firm • Service on compensation and audit committees of publicly traded companies
P. Dexter Peacock	• Experience managing a large law firm; expertise in mergers, acquisitions and securities law; 35 years as a practicing attorney • Advisor to boards of directors of public companies for over 30 years • Extensive international transactional experience • Service on the boards of international and domestic companies
John J. Quicke	• Board service on eight public companies over 15 years • Significant operating experience for over 20 years • Financial and accounting expertise, including as a Certified Public Accountant (CPA)
W. Matt Ralls	• Significant drilling industry experience including service as Chief Operating Officer and Chief Financial Officer of a publicly traded international drilling company for over 10 years • Extensive experience as commercial lender to energy industry • Service on boards and committees of publicly traded companies

EXECUTIVE OFFICERS

The names, positions and ages of the executive officers of the Company as of April 30, 2012, are listed below. Our executive officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors. There are no family relationships among these officers, nor any arrangements or understandings between any officer and any other person pursuant to which the officer was selected.

Name	Position	Age
W. Matt Ralls	President and Chief Executive Officer	62
Thomas P. Burke	Chief Operating Officer	44
John L. Buvens	Executive Vice President, Legal	56
Mark A. Keller	Executive Vice President, Business Development	59
J. Kevin Bartol	Senior Vice President, Corporate Development	52
Melanie M. Trent	Senior Vice President, Chief Administrative Officer and Corporate Secretary	47
William H. Wells	Senior Vice President, Chief Financial Officer and Treasurer	50
Gregory M. Hatfield	Vice President and Controller	43

Since January 2009, Mr. Ralls' principal occupation has been President and Chief Executive Officer. From June 2005 until his retirement in November 2007, Mr. Ralls served as Executive Vice President and Chief Operating Officer of GlobalSantaFe Corporation. Mr. Ralls also serves on the Boards of Superior Energy Services and Cabot Oil & Gas Corporation.

Dr. Burke became Chief Operating Officer of Rowan in July 2011. He initially joined the Company in December 2009 to serve as President and Chief Executive Officer of the Company's manufacturing subsidiary, LeTourneau Technologies, Inc. ("LeTourneau") and served in such capacity until the sale of LeTourneau in June 2011. Prior to that time, he was employed by Complete Production Services, Inc., an oilfield services company, as Division President from 2006 to 2009.

Since January 2007, Mr. Buvens' principal occupation has been Executive Vice President, Legal.

Since January 2007, Mr. Keller's principal occupation has been Executive Vice President, Business Development. Prior to that time, he served as Senior Vice President, Marketing.

Mr. Bartol became Senior Vice President, Corporate Development in March 2010. From June 2007 to March 2010, he served as Vice President, Strategic Planning, and from January 2007 to June 2007, he was a consultant to the Company on strategic initiatives.

Ms. Trent became Senior Vice President, Chief Administrative Officer and Corporate Secretary in July 2011. From March 2010 to July 2011, she served as Vice President and Corporate Secretary. Ms. Trent has served as Corporate Secretary since she joined the Company in 2005, and also served as Compliance Officer from 2005 to January 2007 and as Special Assistant to the CEO from January 2007 to December 2008.

Mr. Wells became Senior Vice President, Chief Financial Officer and Treasurer in March 2010. From January 2007 until March 2010, he served as Vice President, Finance, and Chief Financial Officer.

Mr. Hatfield became Vice President and Controller in March 2010. From May 2005 to March 2010, he served as Controller.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines ("Guidelines") that, along with the charters of the Board committees, provide the framework for the governance of the Company. The Board's Nominating and Corporate Governance Committee is responsible for overseeing and reviewing the Guidelines at least annually, and recommending any proposed changes to the Board for approval. The Guidelines are available on our website at *www.rowancompanies.com* under "Investor Relations – Governance."

Separation of Roles of Chairman and CEO

Effective January 1, 2009, the Board of Directors separated the roles of Chairman and CEO. Mr. Lentz serves as Chairman of our Board and Mr. Ralls serves as our CEO and President. At the time Mr. Ralls was hired, the Board determined to separate these roles to provide support and guidance to Mr. Ralls in his new position as CEO and President. Mr. Lentz had previously served as Lead Director.

Our Guidelines provide that the non-executive Chairman shall have the following responsibilities:

- To be available to discuss with any director, strategic issues facing the Company and any concerns that a director may have regarding the Board, the Company, or management;

- To facilitate information flow and communication between the Board and management, and to ensure that written information communicated by management to any director is readily available to all Board members;
- To consult with the CEO and President with regard to the agenda and items to be discussed at Board meetings, and the scheduling of time available for discussion of all agenda items;
- To be available to the CEO and President for advice and counsel on issues of significance to the Company;
- To make determinations regarding the engagement of outside consultants and advisors who report directly to the Board of Directors;
- To preside over meetings of stockholders; and
- To oversee the process for stockholder communications with the Board and to be available for consultation and direct communication with major stockholders upon stockholder request or upon request of the Board or the CEO and President.

In addition, the non-executive Chairman shall preside at all meetings of the Board of Directors, including executive sessions; may attend all meetings of Board Committees, other than executive sessions; and has authority to call meetings of the independent directors.

Executive Sessions of the Board

During each of our Board of Directors' regularly scheduled meetings, the non-management directors meet in executive session with our non-executive Chairman presiding.

Director Selection Process

The Nominating and Corporate Governance Committee of the Board of Directors is responsible for, among other things, the selection and recommendation to the Board of Directors of nominees for election as directors. Working closely with the full Board, the Nominating and Corporate Governance Committee develops criteria for open Board positions, taking into account such factors as it deems appropriate, which may include: the current composition of the Board; the range of talents, experiences, skills and diversity that would best complement those already represented on the Board; the desire for a substantial majority of independent directors; and the need for financial, industry, international or other specialized expertise. Applying these criteria, the Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and stockholders. From time to time, the Committee also retains executive search firms to identify and review candidates.

Once the Committee has identified a prospective nominee (including prospective nominees recommended by stockholders), it makes an initial determination as to whether to conduct a full evaluation. In making this determination, the Committee takes into account the information provided to the Committee with the recommendation of the candidate, as well as the Committee's own knowledge and information obtained through inquiries to third parties to the extent the Committee deems appropriate. The preliminary determination is based primarily on the need for additional Board members and the likelihood that the prospective nominee can satisfy the criteria that the Committee has established. If the Committee determines, in consultation with the Chairman of the Board and other directors as appropriate, that additional consideration is warranted, it may gather additional information about the prospective nominee's background and experience and report its findings to the Committee.

If the Committee decides, on the basis of its preliminary review, to proceed with further consideration, members of the Committee, as well as other members of the Board as appropriate, interview the nominee. After completing this evaluation and interview, the Committee makes a recommendation to the full Board, which makes the final determination whether to nominate or appoint the new director after considering the Committee's report.

A stockholder who wishes to recommend a prospective nominee for the Board should notify the Company's Secretary or any member of the Nominating and Corporate Governance Committee in writing with whatever supporting material the stockholder considers appropriate. The Committee will also consider whether to nominate any person nominated by a stockholder pursuant to the provisions of the Bylaws relating to stockholder nominations as described in " Stockholder Nominations for Director" below.

Stockholder Nominations for Director

Stockholders may nominate candidates for election as directors if they follow the procedures and comply with the deadlines specified in our Bylaws, as may be amended from time to time. A copy of our Bylaws is available to any stockholder who makes a written request to the Corporate Secretary. Stockholders may submit in writing recommendations for consideration by the Nominating and Corporate Governance Committee to our Corporate Secretary at 2800 Post Oak Blvd., Suite 5450, Houston, Texas 77056.

Recommendations should contain a detailed discussion of the qualifications of each recommended candidate and any other material information the stockholder wants the Committee to consider. Director nominees should have the highest professional and personal integrity, values and ethics, and must be committed to representing the interests of all stockholders of the Company. They must also meet the criteria set by the Committee. Director nominees must have sufficient time to carry out their duties effectively. They must have mature judgment developed through business experience and/or educational background and must meet criteria of independence and expertise that satisfy applicable New York Stock Exchange ("NYSE") and legal regulations. Each individual nominee must have the potential to contribute to the effective functioning of the Board of Directors as a whole.

Audit Committee of the Board of Directors

The Board of Directors has an Audit Committee. The charter of the Audit Committee is available on the Company's website, *www.rowancompanies.com* under "Investor Relations–Governance" and in print to any stockholder who requests it from the Company's Secretary.

The members of the Audit Committee are:

William T. Fox III, Chair
Robert G. Croyle
Thomas R. Hix
John J. Quicke

The Audit Committee is directly responsible for the engagement, compensation and oversight of the U.S. independent registered public accounting firm engaged to issue an audit report on the Company's consolidated financial statements. In addition, the committee oversees our financial and accounting processes, certain compliance matters, performance of our internal audit function and our enterprise risk management assessment. The Audit Committee met five times during 2011. All of the members of the Audit Committee are independent within the meaning of the SEC regulations and the listing standards of the NYSE. The Board has determined that each of Messrs. Fox, Hix and Quicke are qualified as audit committee financial experts within the meaning of SEC regulations, and that they have accounting and related financial management expertise within the meaning of the listing standards of the NYSE. Mr. Fox and Mr. Hix both served on the Audit Committee during all of 2011. Mr. Quicke was appointed to the Audit Committee to replace Mr. Robert E. Kramek who retired from the Board, each effective as of April 16, 2012. On April 27, 2012, Mr. Croyle was also appointed to the Audit Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

All of Rowan's directors, executive officers and any greater than ten percent stockholders are required by Section 16(a) of the Exchange Act to file with the SEC initial reports of ownership and reports of changes in ownership of Rowan common stock and to furnish the Company with copies of such reports. Based on a review of those reports and written representations that no other reports were required, we believe that all applicable Section 16(a) filing requirements, other than a late Form 3 for Dr. Thomas P. Burke which was inadvertently not filed when he rejoined the Company as Chief Operating Officer, were complied with during the year ended December 31, 2011.

Business Conduct Policies

We have a Code of Business Conduct and Ethics that applies to all of our employees and directors and we have a Code of Ethics for Senior Financial Officers of the Company that applies to our chief executive, chief financial and chief accounting officers; both policies are available on our website *www.rowancompanies.com* under "Investor Relations — Governance."

ITEM 11. *EXECUTIVE COMPENSATION*

COMPENSATION DISCUSSION AND ANALYSIS

Introduction and Executive Summary

Rowan operates in a highly competitive global market that consists of relatively few publicly traded peers. The business environment is strongly influenced by factors that affect decision making and company performance over time. These factors also affect the market for executive talent, and include:

- Complex technical expertise requirements;
- Overarching effect of world oil markets;
- Large capital investments with long payback horizons;
- Cyclical nature of oil and gas demand and pricing;
- Stringent and evolving customer demands; and
- Impact of regulations, customs, safety and environmental considerations around the world.

These influences impact the design and administration of executive pay programs, including incentive compensation design and the definition of the competitive market for comparing executive compensation. Most notably, these influences are seen in the following:

- Our annual incentive plan design which includes strategic financial and operational measures;
- Our performance-determined restricted stock award program which rewards the achievement of long-range strategic initiatives; and
- Our process for benchmarking executive compensation against a small group of primary offshore drilling peer companies, with secondary information from other energy industry companies.

Rowan's executive compensation programs also address stockholder considerations in their design and administration, including:

- Executive stock ownership guidelines;
- A commitment not to enter new change in control severance agreements that include excise tax gross ups;
- A "claw back" provision;
- The use of independent consultants;
- The use of tally sheets in assessing total compensation;
- Stock-based compensation awards that are performance-based (stock appreciation rights) or performance-influenced (restricted stock award values); and
- For 2012, the introduction of a new performance unit awards tied to relative total stockholder return against our offshore drilling peers, and the redesign of our annual incentive plan that is intended to qualify for deductibility under Internal Revenue Code Section 162(m).

2011 Company Highlights

In 2011, we achieved a significant transformation through the execution of our strategic imperatives with significant results to stockholders, including:

- The sale of our manufacturing subsidiary, LeTourneau Technologies, Inc. ("LeTourneau"), to a strategic buyer at an attractive price;
- The sale of our land drilling division to a strategic buyer at an attractive price;
- The enhancement of our mission as a world class offshore driller, with ultra-deepwater drilling capabilities, highlighted by the attraction of industry leading management talent and entering into contracts to design and build three ultra-deepwater drillships, slated for delivery beginning in 2013;
- A stronger safety and environmental culture;
- The completion of a multi-year jack-up construction program on schedule and within budget, with delivery of four high-specification rigs;
- The addition of $1.5 billion in contract backlog during the year, including the expansion of global reach with our re-entry into Trinidad and Southeast Asia;
- The reduction of our effective income tax rate from 26% in 2010 to a credit of 4% in 2011 through effective tax planning, for a savings of more than $38 million in tax expense between years; and
- The implementation of and execution toward a $150 million stock buyback program.

Executive Compensation Program Philosophy and Objectives

Our compensation philosophy is to offer pay programs that motivate executive management to make decisions leading to the long-term creation of stockholder value. In order to do this, the program must reflect the nuances of the offshore drilling industry. We take a long range view of the market, and reward tactical, strategic, and financial performance. We also attempt to balance the incentive leverage of our programs so they motivate management to take appropriate risks, while responding to year over year changes in company performance. Our philosophy also deemphasizes indirect elements of compensation such as perquisites.

The Compensation Committee (the "Committee") has structured our executive compensation program to support our philosophy by focusing on the following key objectives:

Pay For Performance

- Align our executive compensation with short-term and long-term performance of the Company and individuals; and
- Set a significant portion of each named executive officer's ("NEO") total direct compensation to be in the form of variable compensation.

Reinforce Company Values

- Commit to an injury-free workplace and ensure employee focus on safety through incentives;
- Uphold the highest level of integrity by decreasing executive perquisites and maintaining a clawback policy for compensation awards;
- Create a culture of continuous improvement by using incentives to increase earnings and improve cost effectiveness; and
- Emphasize financial and operational performance measures that contribute to value creation over the longer term.

Attract and Retain Talent

- Ensure that our compensation is competitive with the companies with which we compete for talent and capital so that we can attract, retain and motivate our employees; and
- Compete effectively for the highest quality people who will determine our long-term success.

Comparative Information Utilized by the Committee

The Committee believes it is imperative to ensure that our compensation program is in line with the market in which we compete for talent and capital. In 2011, the Committee reviewed data from a group of reference companies. Our independent compensation consultant, Cogent Compensation Partners, gathered and assessed compensation data from both publicly available and other sources to provide appropriate comparisons based on company size, complexity and performance, and individual roles and job content.

For 2011, the Committee utilized the following reference group:

Peer Group (1)	Additional Drillers and Oilfield Service Companies
Atwood Oceanics	Bristow Group, Inc.
Diamond Offshore Drilling, Inc.	Dresser-Rand Group, Inc.
Ensco plc	Helmerich & Payne
Hercules Offshore	Oceaneering International
Noble Corp.	Oil States Intl Inc.
Seadrill Ltd (2)	Patterson-UTI Energy Inc.
Transocean Ltd.	SEACOR Holdings, Inc.
	Superior Energy Services, Inc.
	Tidewater Inc.
	Unit Corp.
	Willbros Group Inc.

(1) The peer group is used for direct industry data comparisons.

(2) Seadrill was not used in the analysis since compensation data was not available.

Due to the sale of our land and manufacturing businesses in 2011, the peer group was adjusted to focus on offshore drillers and the additional companies in the reference group were adjusted to reflect the Company's smaller asset size after such divestitures. The Committee reviews the reference group at least annually and updates the group as appropriate to ensure the Committee is reviewing size-appropriate companies against which the Company competes for talent and capital. Our compensation consultant uses a combination of reference group proxy data, reference group current report information and published survey data in both the general industry and energy industry to develop the competitive market data.

The Committee reviews the comparative information for each component of compensation (including base salary, annual incentive and total cash compensation, and long-term compensation and other benefits). The Committee has deliberately not set a percentile target for compensation but rather subjectively considers each individual situation, including experience, tenure in current position and individual performance.

Program Process and Administration

Our Compensation Committee

In 2011, our Compensation Committee was composed of six independent board members: Messrs. Peacock (Chairman), Hearne, Hix, Lentz and Quicke; and Ms. Nimocks joined the Committee in April 2011. The Chairman, with input from the other committee members, directs the agenda for each meeting of the Committee and seeks input from management and the Committee's independent compensation consultant.

Typically, the Company gathers information requested by the Committee and management makes recommendations with respect to certain compensation matters and ensures that the committee members receive materials in advance of a meeting. The Chairman usually invites the Company's Chief Executive Officer, Chief Operating Officer, the Senior Vice President & Chief Financial Officer and Vice President, Human Resources to attend the Committee meetings. During each Committee meeting, members of management are excused to permit the Committee to meet alone with its advisors and in executive session.

Our listed NEOs are all corporate officers of the Company except Mr. Russell who is no longer with the Company as described below. Dr. Burke, who joined the Company in December 2009, previously served as the President and Chief Executive Officer of the Company's manufacturing subsidiary, LeTourneau, which was sold in June 2011, and Dr. Burke's employment with the Company ended at that time. In July 2011, Dr. Burke rejoined the Company as Chief Operating Officer. Dr. Burke participated in LeTourneau compensation plans for the first half of 2011 and in the Company's plans from July 2011. His compensation is described below.

Role of the Independent Compensation Consultant

Each year, the Committee retains an independent compensation consultant to assist in the continual development and evaluation of compensation policies, the review of competitive compensation information and the Committee's determinations of compensation levels and awards. A representative from our compensation consultant attends Committee meetings, meets with the Committee without management present and provides third-party data, advice and expertise on proposed executive and director compensation and plan designs. At the direction of the Committee, the compensation consultant reviews management recommendations and advises the Committee on the matters included in the materials, including the consistency of proposals with the Committee's compensation philosophy and comparisons to programs at other companies. At the request of the Committee, the consultant also prepares its own analysis of compensation matters, including positioning of programs in the competitive market and the design of plans consistent with the Committee's compensation philosophy.

Since 2010, the Committee has engaged Cogent Compensation Partners as its independent compensation consultant for advice on all executive compensation matters. Cogent is headquartered in Houston, Texas and provides independent compensation advice to companies in the Fortune 500, focusing on the energy industry. Cogent does not provide other services to the Company.

Role of CEO in Compensation Decisions

In 2011, our CEO performed the following functions in our compensation decision process:

- Recommended, based on market data, certain changes to base salaries and short-term and long-term incentive targets for the NEOs;
- With the management team, developed short-term and long-term goals to be considered by the Committee for the short-term and long-term incentive plans;
- Approved other elements of compensation or personnel matters including:
    - Changes in pay or title to employees below the NEOs;
    - Levels of equity awards for executives below the NEO level and for key non-officer employees under the Company's long-term incentive plan; and
    - Agreements or arrangements relating to the terms of employment, continued employment or termination of employment with respect to certain employees below the NEO level.

After review of the CEO's recommendations and a review of all relevant compensation data presented to the Committee, the Committee made its own assessment and recommendations to the Board of Directors regarding the compensation package for each NEO.

The Role of Stockholder Say-on-Pay Votes and Stockholder Engagement

The Company provides its stockholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay proposal"). At the Company's annual meeting of stockholders held in April 2011, a substantial majority of the votes cast on the say-on-pay proposal were voted in favor of the proposal. The Committee believes that this is an overall endorsement by the stockholders of the Company's approach to executive compensation, and did not change its approach materially in 2011. The Committee will continue to take into account the outcome of the Company's say-on-pay votes when making future compensation decisions.

Elements of Compensation

An executive's compensation consists of:

- Base salary paid in cash;
- Annual incentive paid in cash;
- Annual award under our long-term incentive plan;
- Limited perquisites; and
- Benefits.

The balance among these components is established annually by the Committee and is designed to recognize past performance, retain key employees and encourage future performance. When conducting its annual deliberations, the Committee reviews each component against both historical and recent comparative statistics as well as anticipated trends in compensation with comparisons to the reference groups. The Committee believes that the design of the Company's compensation program is appropriate and competitive.

<u>Base Salary</u>. The base salaries for NEOs are reviewed annually by the Committee. For each NEO, the Committee reviews pay information for such position among our reference companies to ensure that NEO salaries remain competitive. The Committee does not target a specific percentile of the market data since it feels the competitive conditions and the circumstances of the individual need to be considered, such as tenure in the position and responsibilities of the position, as well as the Committee's subjective judgment of the individual's performance. There is no specific weighting given to each factor.

For the NEOs below the CEO, the Committee also receives a recommendation from the CEO as to suggested salary adjustments. The Committee considers those recommendations and receives a performance review of each member of management from the CEO. Utilizing this information and the comparative data provided by Cogent, the Committee then determines what, if any, salary adjustment will be made. In 2011, the following adjustments were made to base salaries of the NEOs, each effective on April 1: Mr. Keller – from $375,000 to $415,000; and each of Buvens and Wells – from $330,000 to $360,000. Dr. Burke's base salary in his role as President of our manufacturing subsidiary was adjusted from $360,000 to $400,000. Upon his rejoining the Company in July 2011 as our Chief Operating Officer, Dr. Burke's base salary was set at $500,000. In March 2012, the Committee and the Board approved the following base salaries for 2012, effective April 1, 2012: Mr. Ralls – $950,000; Dr. Burke – $525,000; Mr. Keller – $440,000; and each of Buvens and Wells – $375,000. At the request of our CEO, no increase was made to his 2012 base salary or incentive targets from 2011 levels.

Further, as previously disclosed, effective August 12, 2011, Mr. Russell resigned from his position as Executive Vice President of Drilling Operations. In conjunction with his departure from the Company, and as partial recognition of Mr. Russell's 29 years of loyal service to the Company and many contributions to the Company's success, we entered into a letter agreement with Mr. Russell (the "Severance Agreement"). The amounts to be paid to Mr. Russell in connection with his resignation are discussed under the heading "Severance Agreement with David P. Russell."

<u>Annual Incentive Compensation</u>. In 2011, the NEOs participated in a targeted cash incentive plan (the "2011 Bonus Plan"), which has approximately 310 participants. Each participant in the 2011 Bonus Plan has an incentive target that is a percentage of base salary. For 2011, NEOs were eligible to receive incentive target payments at the following percentages of base salary: Mr. Ralls – 100%; Dr. Burke – 75%; Mr. Keller – 65%; each of Buvens and Wells – 60% and Mr. Russell – 65%. In 2011, the Committee increased Dr. Burke's bonus target from 60% of base salary to 65% while he was serving in the position of President and CEO of our manufacturing subsidiary. When Dr. Burke rejoined the Company as our Chief Operating Officer, his target was set at 75% of base salary. There were no other changes to bonus targets for our NEOs in 2011 or in 2012.

Awards under the 2011 Bonus Plan are generally based on performance against five financial and operational metrics of our drilling division ("Drilling Division") as described below, and the Committee's assessment of Company performance relative to strategic and non-financial objectives that are central to the creation of stockholder value. The results of the Drilling Division include the results of our land operations for the eight months of 2011 prior to the sale of that business. The bonus pool could be as low as 0% or as high as 200% of target depending on the achievement of the metrics and other considerations of the Committee. For 2011, the metrics and achievements were as follows:

Metric	Percent of Possible Bonus Pool	Percent of Threshold Achieved in 2011	Funding of Bonus Pool
Achievement of budgeted EBITDA for 2011 (1)	30%	67%	0%
Actual costs compared to 2011 budget (2)	25%	109%	4%
Safety performance (3)	20%	67%	13%
Newbuild capital projects (4)	10%	118%	12%
Contracted non-productive time (5)	15%	4%	0%
Total:	**100%**		**29%**

(1) Our 2011 Drilling Division EBITDA (earnings before interest, taxes, depreciation and amortization) was 67% of our budget, which was below threshold for this metric; therefore, there was no payout.

(2) "Actual costs" are Drilling Division's operating plus selling, general and administrative costs, excluding insurance costs and reimbursables. Our 2011 actual costs were 109% of budget, which resulted in an achievement of 14% of the allocation of this metric.

(3) Safety performance is derived from Drilling Division internal incident reporting by comparing the trailing total recordable incident rate ("TRIR") with Company goals. The target metric for safety was set as a 15% improvement over 2010 TRIR results, or a 1.4 TRIR. In 2011, the Drilling Division had a TRIR of 1.51, which resulted in an achievement payout of 67% of the allocation of this metric.

(4) Our newbuild capital projects metric is based on our rig construction projects remaining on time and on budget. During 2011, our newbuild projects, including rigs delivered, improved to 0.9% under budget and remained on schedule, which resulted in an achievement of 118% of the allocation of this portion of the metric .

(5) Contracted non-productive time refers to any period when one of our rigs is on location and under contract but not operational due to equipment failure or other unplanned stoppage. For 2011, this metric was set at 2.5%, but actual non-productive time was 4.36%, which was below threshold for this metric; therefore, there was no payout.

In its deliberations regarding funding of the cash pool for 2011, the Committee reviewed the calculation of the metrics as shown above. In addition the Committee considered significant strategic milestones achieved during 2011, including:

- Strategic Sales of Divisions. As part of its strategic repositioning, the Company completed the following transactions, the proceeds of which were utilized to expand into the ultra-deepwater drilling segment:
  - Sale of the Manufacturing Division: Executed the sale of the Company's Manufacturing Division for $1.1 billion, consistent with the Company's stated strategy of separating non-core businesses. Further, key employees successfully managed the critical organizational changes associated with this large divestiture.

- Sale of the Land Division: Executed the sale of the Company's land drilling division for approximately $530 million and ensured a smooth transition of our employees and customer relationships.

o Entry into the Deepwater Market. With proceeds from the transactions noted above, the Company executed its strategic objective of entering into the ultradeepwater segment, entering into construction contracts to build three of the most capable drillships in the global floating rig fleet. The Committee recognized the process in which the Company performed rigorous market research of the opportunity and equipment choices and hired a talented and experienced management team to run this important new division of the Company.

o Completion of Jackup Construction Program. The Company completed its jackup construction program on schedule and within budget, delivering four rigs (*Stavanger* , *Norway* , *EXL IV* and *Joe Douglas*) during 2011.

o Addition of Significant Contract Backlog. The Company added $1.5 billion in contract backlog during 2011 and further expanded its global reach with re-entry into Trinidad and Southeast Asia.

o Reduction of Corporate Tax Cost. Through effective tax planning, the Company reduced its income tax rate from 26% in 2010 to a credit of 4% in 2011, saving more than $38 million in tax expense between years.

The Committee determined that in addition to the preset metrics of the 2011 bonus program, significant consideration of the strategic accomplishments should be given when determining ultimate incentive compensation amounts to be paid to our NEOs with respect to strategic achievements in 2011. Based on the Committee's belief that these milestones are expected to significantly increase stockholder value over the long term, the Committee determined to authorize the 2011 Bonus Plan pool at 44% of target. The CEO allocated such pool among the Company's operating and corporate groups and the resulting payout to participants was equal to or less than 44% of target depending on individual performance.

In addition, to recognize the accomplishments of those individuals who made substantial contributions to the strategic achievements noted above, the Committee provided additional funds of approximately $825,000 to allocate among those individual participants, resulting in a payout of 66% of target to those specific participants. Our NEOs each received 44% of target other than Mr. Keller, who received 66% of target based on his extraordinary achievements during 2011 with respect to additions to the Company's contract backlog.

In March 2012, the Board added another funding layer to the 2012 cash incentive plan. The Company must have 2012 EBITDA of $100 million or net income of $1 million. If either is met, the pool will be funded at maximum payout and the Committee would then use performance against the metrics below to determine actual awards:

Metric	Percent of Possible Bonus Pool
Achievement of budgeted EBITDA for 2012	25%
Actual costs compared to 2012 budget	25%
Safety performance	20%
Newbuild capital projects	10%
Contracted non-productive time	20%
Total:	**100%**

These 2012 metrics will govern 75% of the target value of the 2012 cash incentive plan, with the remaining 25% subject to the discretion of the Committee.

Long-Term Incentive Compensation.

Annual long-term incentive awards are generally made in the first quarter of each year. Any equity awards to newly hired executive officers below the NEO level are recommended by the CEO and reviewed by the Committee at the next regularly scheduled Committee meeting on or following the award date. Since 2003, all option grants have had market-based exercise prices.

In prior years, long-term incentive awards for our NEOs have been granted using a combination of performance-influenced restricted stock and stock appreciation rights ("SARs"). As described below under "Strategic Equity Scorecard Approach," the Committee employed a long-term incentive approach to ensure that management remained focused on achieving the Company's strategic objectives leading to long-term stockholder value creation. The results of the scorecard were applied to 50% of the target award for each NEO to determine the number of restricted shares granted under the plan. The restricted shares vest pro rata over three years. The remaining 50% of the target award was in the form of SARs, with an exercise price equal to fair market value on the date of grant and vesting pro rata over three years. The number of SARs granted is determined using a Black-Scholes pricing model.

During 2011, for grants made in 2012 and beyond, the Committee considered a new equity award directly linked to stockholder value. After deliberation, the Committee approved the use of performance units ("PUs") as a third equity award to be utilized in NEO and other officer awards. However, given that the Committee approved a Strategic Equity Scorecard for 2011, with settlement in March 2012, the Committee determined to make the March 2012 award a transitional award, as shown in the table below.

	Past Awards	2012(1)	2013 / Beyond
NEOs	50% Restricted Stock ("RS") 50% Stock Appreciation Rights ("SARs")	50% RS 25% SARs 25% PUs	40% RS 30% SARs 30% PUs

(1) 2012 will be treated as a transition year, with the expected restricted stock percentage to remain the same as prior years and the remaining award to be equally divided between PUs and SARs.

The Committee determined that the PUs would be three-year cliff vesting awards, with payout based on the Company's total stockholder return ("TSR") relative to our offshore driller peer group. Achievement against the peer group would be measured each year (for 25% of the value of the award in each year), and then for the entire three-year performance period (for the remaining 25% of the value of the award). There will not be any vesting or payout until the third anniversary of the award, but the Company will calculate the annual measurements and inform holders of anticipated achievement. Depending on relative performance, the PU payout will range from 0% to 200% of its initial value of $100 per unit. An employee who terminates employment with the Company prior to the third anniversary will not receive any payout of PUs unless approved by the Committee. The PUs may be settled in cash or shares, at the discretion of the Committee.

In 2011, the Committee increased certain NEO long-term equity incentive value multiples as a percentage of salary as follows: Mr. Ralls – from 425% to 525%; Mr. Keller – from 300% to 325%; and Dr. Burke – from 300% to 375%, with each of Messrs. Buvens and Wells remaining at 275%. No changes were made to such multiples for 2012.

For performance in 2011, long-term incentive awards for our NEOs were made under the 2009 Plan. Consistent with the objectives described above, in March 2012, the Committee made long-term equity incentive awards to our NEOs with the following grant-date fair values computed in accordance with FASB ASC Topic 718: SARs to Mr. Ralls – $1,278,361, Dr. Burke – $480,573, Mr. Keller – $345,719, and each of Messrs. Buvens and Wells – $253,735; restricted stock to Mr. Ralls – $3,117,175, Dr. Burke – $1,054,736, Mr. Keller – $842,980 and each of Messrs, Buvens and Wells – $618,774; and PUs to Mr. Ralls – $1,037,047, Dr. Burke – $389,901, Mr. Keller – $280,449 and each of Messrs, Buvens and Wells – $205,846. In addition, prior to its sale, Dr. Burke participated in our manufacturing subsidiary's long-term incentive plan as described below.

Strategic Equity Scorecard

In 2009, the Committee revised the long-term incentive compensation program for the Company in order to more closely align executive behavior with the long-term strategic imperatives of the Company. The Committee believes that the offshore drilling industry presents unique challenges in designing a long-term incentive program. Despite these challenges, retaining and motivating managers through the cycle is critical to creating stockholder value over time. Due to the challenging cyclical nature of the drilling industry and the resulting stock price volatility, traditional long-term incentive equity approaches fall short of providing meaningful performance linkage for the Company and the executive. For this reason, the Committee adopted the use of a Strategic Equity Scorecard approach to granting equity. The use of the Strategic Equity Scorecard addresses certain challenges of traditional long-term incentive plans in the offshore drilling industry such as:

- Highly capital intensive;
- Long lead times on capital decisions;
- Highly cyclical demand;
- Link to volatile commodity prices and demands; and
- Dependence of operating results on the stage of the industry cycle.

In addition, the use of the Strategic Equity Scorecard adds a performance orientation to traditional approaches to granting time-based restricted stock. During 2011 and early 2012, the Committee reviewed the long-term incentive plan and determined not to use the Strategic Equity Scorecard for future awards of restricted stock. As described above, the Committee determined to use a combination of restricted stock, SARs and PUs for future awards.

Scorecard Approach. For 2011, the scorecard determined the NEOs' restricted stock award value based on the Company's annual performance against strategic objectives. The process for the strategic scorecard was:

- In the first quarter of 2011, the Committee established strategic priorities that were to be included in the scorecard set forth below;
- These priorities were outlined on a scorecard;
- At the end of the year, the Committee evaluated management's assessment of Company performance against these objectives and progress toward long-term priorities, with measurable criteria for each objective;
- The Committee then determined a "grade" for each priority and an overall grade for the Company on the strategic objectives;
- The overall Company grade was applied to the portion of target long-term incentive value payable in restricted stock for all participants (the highest grade would equate to 125% of target value, the lowest grade would equate to 75% of target value); and
- Individual allocation to participants was based on performance in the NEO's area of responsibility.

Achievement of 2011 Goals. In 2011, the following strategic objectives established by the Committee:

- Grow and Diversify the Rig Fleet
- Grow the Earnings Power of the Fleet
- Enhance Leadership Development

- Increase Stockholder Value from the Manufacturing Division
- Enhance Tone at the Top

In March 2012, the Committee assessed performance against each of these strategic objectives and determined a grade for each priority as well as an overall Company grade. These grades were then used to set long-term incentive value for participants' restricted stock portion of long-term incentive awards at 125% of target in accordance with the equity scorecard approach discussed above and the significant strategic achievements in 2011 described above.

Clawback Provision

Awards issued pursuant to our 2009 Plan contain a clawback provision that provides that, if within five years of the grant or payment of an award under the 2009 Plan, (1) the Company's reported financial or operating results are materially and negatively restated or (2) a participant engages in conduct which is fraudulent, negligent or not in good faith, and which disrupts, damages, impairs or interferes with the business, reputation or employees of the Company or its affiliates (as determined in the sole discretion of the Committee), then in each case the Committee may, in its discretion, seek to recoup all or a portion of such grant or payment. In addition, new grants are subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder, (ii) similar rules under the laws of any other jurisdiction and (iii) policies adopted by the Company to implement any clawback provisions, all to the extent determined by the Company in its discretion to be applicable to the participant.

Stock Ownership Guidelines

We believe it is important for our officers and directors to build and maintain a significant personal investment in our equity. In January 2006, the Board of Directors approved stock ownership guidelines for our NEOs, and in October 2007, the Board approved stock ownership guidelines for non-management directors:

Position	Value to be Retained
CEO	Five times base salary
Other NEOs	Three times base salary
Non-management Directors	Five times annual retainer

To facilitate implementation of these guidelines, an officer is required to retain 35% of "available shares" received pursuant to equity grants until his ownership guideline is met, at which time the retention level is reduced to 15%. The retention requirement does not apply once an officer reaches 200% of the applicable ownership guideline or upon the age of 60. "Available shares" are shares remaining after payment of taxes, fees, commissions and any exercise price payments. For our non-management directors, the individual has five years to meet the guideline and ownership of RSUs counts toward such retention.

Limited Perquisites

The Company provides NEOs with limited perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program. Each of the NEOs receives incremental retirement benefits to restore benefits lost due to IRS limits under the Company's supplemental retirement plan. Executives are provided with the following benefits as a supplement to their other compensation:

- *Use of Company vehicle or vehicle allowance discontinued in 2011:* In the past, the Company provided the NEOs with a vehicle for use for travel to and from the office and business-related events, which was converted to a car allowance of $15,000 in 2010. Effective April 1, 2011, all car allowances were converted to base salary adjustments and car allowances are no longer provided.

- *Use of club membership for one NEO:* The Company pays the monthly membership fees for a country club for our Executive Vice President, Business Development to use for appropriate entertainment of customers for business purposes. No other employee receives such a benefit.

- *Executive physical exam:* At our expense, each of the NEOs is encouraged to have a complete and professional personal physical exam periodically.

Benefits

The NEOs also participate in the Company's other benefit plans on the same terms as other employees. These plans include a defined contribution plan, for which the Company matches up to 100% of the first 6% of eligible salary contributed by the employee, a defined benefit pension plan, and medical, dental and term life insurance.

Employment Contracts and Severance Arrangements

We do not have any employment agreements or severance arrangements with our NEOs, other than related to a change in control as described below and the Severance Agreement with Mr. Russell. For pension and benefit restoration plan ("SERP") benefits payable as of December 31, 2011 upon a voluntary termination, involuntary termination or a change of control, please see the Potential Post-Employment Payment Table on page 26.

Each of our executive officers and certain other officers have change in control agreements ("CIC Agreements"). The CIC Agreements provide that, in the event the employment of the executive officer is terminated or modified under certain circumstances following a "change in control" of the Company (so-called "double trigger" agreements), the Company will pay the executive officer:

- A multiple of the sum of the executive officer's base salary and calculated bonus;

- A calculated payment under the then current short-term incentive bonus opportunity;

- An amount equal to any forfeited account balance or accrued benefit under tax qualified plans maintained by the Company;

- Any accrued but unused vacation pay; and

- Medical coverage for a transition period and outplacement services.

The multiple of base salary and calculated bonus used for the change in control payment calculation is 2.99 for the CEO, 2.5 for the COO and 2.0 for the other NEOs. The CIC Agreements for Messrs. Buvens, Keller, Ralls and Wells also provide for a parachute tax gross-up. The CIC Agreement for Dr. Burke does not contain a gross-up provision. The Committee and the Board have committed not to include excise tax gross up provisions in any future CIC agreements. A supplement to the CIC Agreements provides that equity awards held by the officer will become fully vested and exercisable upon a change in control. Stock options and stock appreciation rights will be exercisable until the earlier of the second anniversary of the change in control or the expiration of the original exercise period, and PUs will be paid out at the higher of the anticipated payout or the target value of the award.. As a result of the sale of our manufacturing division in 2011, Dr. Burke's first "trigger" was pulled due to the change in control of the subsidiary. Should Dr. Burke be terminated by the Company without cause (as defined in the CIC Agreement) or by Dr. Burke with good reason (as defined in the CIC Agreement), he would be eligible to receive his change in control compensation detailed in the following table.

Set forth below are the actual payments that would be made to each listed executive under the CIC Agreements in the event his employment is terminated or modified following a change in control of the Company. The payments listed below assume a termination date of December 31, 2011.

Payments	Ralls	Burke	Keller	Buvens	Wells
Cash Severance	$5,795,876	$2,187,500	$1,405,800	$1,228,984	$1,222,317
Pro Rata Bonus	418,000	82,500	178,035	95,040	95,040
Stock Appreciation Rights	844,016	-	270,789	210,246	210,246
Restricted Stock	3,777,329	-	1,144,594	910,203	891,277
Forfeited Tax-Qualified Plan Balances	-	9,414	-	-	-
Benefit Continuation	27,381	18,254	18,254	21,101	18,254
Outplacement Services	25,000	25,000	25,000	25,000	25,000
Excise Tax Gross-Up	2,934,319	N/A	-	-	-
Aggregate Payments	$13,821,919	$2,322,668	$3,042,472	$2,490,574	$2,462,134

Thomas P. Burke's Compensation in 2011

Dr. Burke served as the President and CEO of LeTourneau until we sold that company in June 2011. At such time, Dr. Burke's employment with the Company ceased, and he did not join the successor to LeTourneau. In July 2011, Dr. Burke was hired to serve in a newly created position at the Company, Chief Operating Officer. As a result of these developments, Dr. Burke was paid as a LeTourneau employee for the first part of 2011 and as a Company employee for the latter part of 2011.

Under the terms of the LeTourneau bonus plan and given the change in control of that entity, Dr. Burke received a payout at the target level, pro-rated for his months of service. This resulted in a payout of $123,233 to Dr. Burke. The plan contained ten metrics addressing safety, profitability, return on capital employed, inventory management, and aftermarket sales, with some measures at the business unit level, and some at both the business unit and the full division level. However, due to the Company's sale of Le Tourneau, payout was at target, without reference to achievement of the metrics of the plan.

Dr. Burke also participated in the LeTourneau long-term incentive plan, under which he received RSUs and SARs based on the value of LeTourneau at the beginning of January 2011. Due to the Company's sale of that company, such awards were settled in cash upon the change in control, resulting in a payment to Dr. Burke of $1,754,170. In addition, as required by the terms of Dr. Burke's CIC agreement, the vesting of awards previously made to Dr. Burke under Rowan's 2009 Plan was accelerated to the date of closing of the sale.

Severance Agreement with David P. Russell

On August 12, 2011, we entered into the Severance Agreement with Mr. Russell. Pursuant to the Severance Agreement, Mr. Russell is to receive 24 monthly payments totaling $1,159,532 (which include $239,532 for Mr. Russell's missed participation in the 401K, pension and SERP benefits). Furthermore, in respect of the 2011 Bonus Plan, Mr. Russell received a lump sum amount in cash as determined by the Committee in an amount of $131,560 based on the 44% pool funded by the Committee multiplied by Mr. Russell's target value of 65% of $460,000 (his base salary in effect on August 12, 2011). Pursuant to the Severance Agreement, stock options, stock appreciation rights and restricted stock awards granted to Mr. Russell prior to August 12, 2011 will continue to vest on the relevant vesting schedule. On August 12, 2013, any remaining unvested options, stock appreciation rights and restricted stock awards that have not previously been forfeited will immediately vest. Except as otherwise provided in the Severance Agreement, on August 12, 2013, any related accrued dividends will be paid, subject to the terms and provisions of the applicable restricted stock agreements. Mr. Russell has until the earlier of (i) the expiration date of any stock option or stock appreciation right or (ii) August 12, 2015 to exercise any stock option or stock appreciation right. Mr. Russell was also granted participation in the Company's long-term incentive plan for 2011 at his current target level on the same basis as amounts paid to all other NEOs and received payment for any accrued but unused vacation as of August 12, 2011.

Director Compensation

In 2011, the Committee reviewed all aspects of non-management director compensation and determined that the non-management director compensation was competitive. No adjustments were made to 2011 retainers or equity award values.

Indemnification Agreements

The Company has entered into an indemnification agreement with each of our NEOs and non-management directors (as well as certain other officers of the Company). These agreements provide for us to, among other things, indemnify the individual against certain liabilities that may arise by reason of his or her status or service as a director or officer, to advance expenses incurred as a result of certain proceedings and to cover him or her under our directors' and officers' liability insurance policy. These agreements are intended to provide indemnification rights to the fullest extent permitted under Delaware law and under our governing documents.

Accounting for Stock-Based Compensation

On January 1, 2006, the Company began accounting for stock-based compensation including its long-term incentive awards, in accordance with the requirements of SFAS No. 123R, now codified as FASB ASC Topic 718.

Limitation of Deductions

Section 162(m) of the Internal Revenue Code generally limits the deductibility of executive compensation paid to the Company's NEOs to $1 million per year for federal income tax purposes, but contains an exception for certain performance-based compensation. In making compensation decisions, the Committee considers the potential deductibility of proposed compensation to its executive officers and will continue to do so in the future. In 2011, the Committee made changes to the 2011 Bonus Plan to ensure that it was Section 162(m) compliant. However, the Committee may elect to approve non-deductible compensation arrangements if the Committee believes that such arrangements are in the best interests of the Company and its stockholders.

Role of the Board in Risk Oversight

The Board of Directors requires that an annual assessment of risk be performed and has delegated to the Audit Committee oversight of that process. The enterprise risk management assessment is designed to take a portfolio view of risk and to identify potential events that may affect the Company, manage risks to be within the Company's risk profile and to provide reasonable assurance regarding the achievement of Company objectives.

Each year , the management team of the Company meets to conduct a thorough assessment of potential risks facing the Company. Risks are rated as to severity and likelihood of threat, and management discusses the efforts in place to mitigate each risk. To the extent the management team believes that mitigation efforts are not sufficient with respect to a significant risk, an initiative to address such risk is identified and assigned to the appropriate management representative. In 2011, management conducted such an assessment and in January 2012, management presented the complete risk assessment to the Audit Committee. The Audit Committee reviewed the report and asked for modifications where it deemed necessary, and then provided a complete report to the Board of Directors.

The Compensation Committee is responsible for risks relating to employment policies and the Company's compensation and benefits systems. To assist it in satisfying these oversight responsibilities, the Compensation Committee has retained its own compensation consultant and meets regularly with management to understand the financial, human resources and shareholder implications of compensation decisions being made.

Summary Compensation Table

The following table summarizes executive compensation received by our NEOs for 2009, 2010 and 2011.

Name and Principal Position	Year	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
W. Matt Ralls, President & CEO (1)	2011	950,000	418,000	1,988,977	1,752,815	—	185,793	14,700	5,310,285
	2010	800,000	842,400	1,979,165	1,411,578	—	200,390	14,700	5,248,233
	2009	800,000	1,134,440	1,500,000	1,410,928	—	63,855	7,350	4,916,573
Thomas P. Burke COO (8)	2011	500,000	205,733	629,984	556,768	—	12,372	1,770,037	3,674,894
	2010	360,000	250,000	—	—	—	—	8,269	618,269
	2009	19,446	—	355,530	—	—	—	—	374,976
Mark A. Keller, EVP, Business Development	2011	415,000	178,035	659,996	579,941	—	320,587	25,617	2,179,176
	2010	375,000	260,000	520,833	452,886	—	199,792	35,192	1,843,703
	2009	350,000	295,000	481,250	452,674	—	126,333	19,588	1,724,845
John L. Buvens, EVP, Legal	2011	360,000	95,040	529,947	467,825	—	457,944	18,450	1,929,206
	2010	330,000	208,000	416,666	351,624	—	254,430	29,700	1,590,420
	2009	318,000	275,000	373,650	351,466	—	150,220	19,288	1,487,624
William H. Wells, SVP & CFO	2011	360,000	95,040	529,947	467,825	—	285,701	19,809	1,758,322
	2010	330,000	208,000	390,646	351,624	—	160,683	29,700	1,470,653
	2009	318,000	265,000	373,650	351,466	—	93,142	19,288	1,420,546
David P. Russell, former EVP, Drilling Operations (9)	2011	460,000	131,560	1,876,157	1,412,068	—	416,615	18,450	4,314,850
	2010	425,000	290,000	677,125	611,688	—	277,602	35,974	2,317,389
	2009	400,000	365,000	650,000	611,394	—	148,715	25,211	2,200,320

(1) Mr. Ralls joined the Company in December 2008 and became President and CEO effective January 1, 2009.

(2) Amounts reflect annual salaries effective April 1 of the year indicated, except for Dr. Burke, with the 2009 amount reflecting base wages earned in that period and the 2011 amount reflecting his annual salary effective as of July 28, 2011 when he was hired as Chief Operating Officer.

(3) Amounts shown for bonus awards reflect amounts earned for performance in that year, and are generally paid in March of the following year. Dr. Burke's 2011 bonus amount includes a payment (i) in June 2011 of $123,233 under the LeTourneau bonus plan which reflects a payout at the target level, pro-rated for his months of service with LeTourneau and (ii) in March 2012 of $82,500 under the 2011 Bonus Plan, pro-rated for the period from July 2011 to the end of 2011.

(4) Amounts reflect aggregate grant-date fair values for restricted stock awards and performance share targets, which are computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating the grant-date fair values is set forth in Note 8 of the Notes to Consolidated Financial Statements of the Form 10-K filed with the SEC on February 28, 2012. For 2011, each of the following restricted stock awards was valued at $42.21 per share: Ralls — 47,121 shares; Burke — 14,925 shares; Keller — 15,636

shares; Buvens — 12,555 shares; Wells — 12,555 shares; and Russell — 20,610 shares. Dr. Burke's 2011 restricted stock reflects a pro-rated grant for the period from July 2011 to the end of 2011. For 2011, Mr. Russell's grant of 30,072 restricted shares was valued at $33.46 per share. For 2010, each of the following restricted stock awards was valued at $27.80 per share: Ralls — 71,193 shares; Russell — 24,357 shares; Keller — 18,735 shares; Buvens — 14,988 shares; and Wells — 14,052 shares. For 2009, each of the following restricted stock awards was valued at $16.69 per share: Ralls — 89,874 shares; Russell — 38,946 shares; Keller — 28,836 shares; Buvens — 22,389 shares; and Wells — 22,389 shares. For 2009, Dr. Burke was granted 15,000 restricted shares in December 2009 when he joined the Company, valued at $23.70 per share.

(5) Amounts for each year reflect grant-date fair values for such awards, computed in accordance with FASB ASC Topic 718. A discussion of the assumptions used in calculating the grant-date fair values is set forth in Note 8 of the Notes to Consolidated Financial Statements of the Form 10-K filed with the SEC on February 28, 2012. For 2011, each of the following SAR awards was valued at $20.82 per share: Ralls — 84,189 shares; Burke — 26,742 shares; Keller — 27,855 shares; Buvens — 22,470 shares; Wells — 22,470 shares; and Russell — 36,831 shares. Dr. Burke's 2011 SARs reflect a pro-rated grant for the period from July 2011 to the end of 2011. For 2011, Mr. Russell's 50,292 SARs award was valued at $12.83 per share. The 2010 SAR awards were valued at $14.00 per share: Ralls — 100,827 shares; Russell — 43,692 shares; Keller — 32,349 shares; Buvens — 25,116 shares; and Wells — 25,116 shares. The 2009 SAR awards were valued at $9.03 per share: Ralls — 156,249 shares; Russell — 67,707 shares; Keller — 50,130 shares; Buvens — 38,922 shares; and Wells — 38,922 shares.

(6) Amounts reflect the aggregate increase during the applicable year in the actuarial present value of accumulated retirement plan benefits. The Company does not have a non-qualified deferred compensation plan. See pages 25 and 26 for further information regarding NEO retirement benefits.

(7) All other compensation for 2011 included the following amounts:

Name	Company Contributions to Savings Plan (a)	Personal Use of Company Vehicle or Allowance (b)	Club Membership (c)	Reimbursement of Life Insurance	Executive Physical	Termination Payment	Total
Ralls	$14,700	-	-	-	-	-	$14,700
Burke	$14,599	-	-	$1,268	-	$1,754,170	$1,770,037
Keller	$14,700	-	$10,917	-	-	-	$25,617
Buvens	$14,700	$3,750	-	-	-	-	$18,450
Wells	$14,700	$3,750	-	-	$1,359	-	$19,809
Russell	$14,700	$3,750	-	-	-	-	$18,450

(a) Amounts reflect matching contributions made on behalf of each NEO in 2011 to the Savings Plan. Amount for Dr. Burke reflects matching contributions made on behalf of Dr. Burke to the LeTourneau Savings & Investment Plan during 2011.

(b) For Mr. Buvens, Wells and Russell, amount reflects the car allowance received in 2011. None of the other NEOs received a car allowance. Effective April 1, 2011, all car allowances were converted to base salary adjustments and no car allowances were provided thereafter.

(c) Amounts reflect payments made on behalf of or reimbursements made during 2011 for membership to a country club. Used primarily for business. The entire amount has been included, although we believe that only a portion of this cost represents a perquisite.

For Dr. Burke, other compensation also includes a payment of $1,754,170 upon a change in control for the settlement of RSUs and SARs granted under the LeTourneau long-term incentive plan.

(8) As of July 28, 2011, Dr. Burke was promoted to the position of Chief Operating Officer. Dr. Burke, who joined the Company in December 2009, previously served as the President and Chief Executive Officer of the Company's manufacturing subsidiary, LeTourneau Technologies, Inc., which was sold in June 2011.

(9) Effective August 12, 2011, Mr. Russell resigned from his position as Executive Vice President of Drilling Operations. In conjunction with his departure from the Company, we entered into the Severance Agreement with him and the amounts we will pay to Mr. Russell in connection with his resignation are discussed under the heading "Severance Agreement With David P. Russell."

2011 Grants of Plan-Based Awards

The following table shows potential non-equity incentive award payouts and grants of restricted stock and SARs during 2011 to our NEOs.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards (number of shares of stock) (2)	All Other Option/ Awards (number of securities underlying options)(3)	Grant-Date Fair Value of Stock and Option Awards ($ per share)(4)
Name	Grant Date	Threshold($)	Target($)	Maximum($)	Threshold (#)	Target (# shares)	Maximum (# Shares)			
Ralls	02/25/2011	0	$950,000	$1,900,000	-	-	-	47,121	84,189	42.21/20.82
Burke	02/25/2011	0	$375,000	$1,000,000	-	-	-	14,925	26,742	42.21/20.82
Keller	02/25/2011	0	$269,750	$830,000	-	-	-	15,636	27,855	42.21/20.82
Buvens	02/25/2011	0	$216,000	$720,000	-	-	-	12,555	22,470	42.21/20.82
Wells	02/25/2011	0	$216,000	$720,000	-	-	-	12,555	22,470	42.21/20.82
Russell	02/25/2011	0	$299,000	$920,000	-	-	-	20,610	36,831	42.21/20.82
Russell	08/12/2011	-	-	-	-	-	-	30,072	50,292	33.46/12.83

(1) Reflects the range of bonus that potentially could have been earned during 2011 based upon the achievement of performance goals under our 2011 Bonus Plan. The amounts actually earned in 2011 were paid in March 2012 and are reflected in the Summary Compensation Table on page 21.

(2) Reflects the number of shares of restricted stock granted during 2011 to our NEOs under our 2009 Plan. The awards to our NEOs, other than the grant of restricted stock to Mr. Russell on August 12, 2011 in connection with his severance, vest pro rata over three years. Mr. Russell's 30,072 shares of restricted stock, which were granted upon his severance, vest one-third on March 7, 2013 and the remainder on August 12, 2013 so long as Mr. Russell is in compliance with his severance agreement.

(3) Reflects the number of SARs awarded during 2011 to our NEOs under our 2009 Plan. The SARs for our NEOs, other than the grant of SARs to Mr. Russell on August 12, 2011 in connection with his severance, are exercisable at $42.21 per share and vest pro rata over three years. Mr. Russell's 50,292 SARs, which were granted upon his severance, are exercisable at $33.46 and vest one-third on March 7, 2013 and the remainder on August 12, 2013 so long as Mr. Russell is in compliance with the terms of his severance agreement.

(4) The dollar values disclosed in this column are the grant date per-share fair values computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair values are set forth in Note 8 of the Notes to Consolidated Financial Statements of the original Form 10-K filed with the SEC on February 28, 2012.

Outstanding Equity Awards at December 31, 2011

The following table shows the number of shares underlying unexercised stock options and SARs and the number of shares and value of unvested restricted stock outstanding on December 31, 2011 for our NEOs.

	Option/SAR Awards(1)				Stock Awards			
Name	Number of Securities Underlying Exercisable Options (#)	Number of Securities Underlying Unexercisable Options (#)	Option Exercise Prices($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares That Have Not Vested ($)
Ralls	100,000	—	$ 15.31	12/2/2018	124,541	$ 4,347,726	—	—
	104,166	52,083	$ 17.39	5/4/2019				
	33,609	67,218	$ 27.80	3/4/2020				
		84,189	$ 42.21	2/25/2021				
Burke	26,742	—	$ 42.21	2/25/2021	—	—	—	—
Keller	3,350	—	$ 6.19	4/25/2013	37,738	$ 1,317,434	—	—
	6,700	—	$ 21.19	4/25/2013				
	55,000	—	$ 25.27	7/21/2014				
	14,600	—	$ 24.98	5/17/2015				
	6,372	—	$ 43.85	4/28/2016				
	33,420	16,710	$ 17.39	5/4/2019				
	10,783	21,566	$ 27.80	3/4/2020				
	—	27,855	$ 42.21	2/25/2021				
Buvens	55,000	—	$ 25.27	7/21/2014	30,010	$ 1,047,649	—	—
	14,600	—	$ 24.98	5/17/2015				
	6,372	—	$ 43.85	4/28/2016				
	25,948	12,974	$ 17.39	5/4/2019				
	8,372	16,744	$ 27.80	3/4/2020				
	—	22,470	$ 42.21	2/25/2021				
Wells	25,000	—	$ 25.27	7/21/2014	29,386	$ 1,025,865	—	—
	11,700	—	$ 24.98	5/17/2015				
	6,258	—	$ 43.85	4/28/2016				
	25,948	12,974	$ 17.39	5/4/2019				
	8,372	16,744	$ 27.80	3/4/2020				
	—	22,470	$ 42.21	2/25/2021				
Russell	3,350	—	$ 21.19	4/25/2013	79,902	$ 2,789,379	—	—
	10,000	—	$ 25.27	7/21/2014				
	13,100	—	$ 24.98	5/17/2015				
	6,372	—	$ 43.85	8/12/2015				
	45,138	22,569	$ 17.39	8/12/2015				
	14,564	29,128	$ 27.80	8/12/2015				
	—	36,831	$ 42.21	8/12/2015				
	—	50,292	$ 33.46	8/12/2015				

(1) Amounts reflect outstanding stock options or SARs granted between April 25, 2003 and August 12, 2011 under the Company's equity plans. Stock options and SARs generally become exercisable pro rata over a three- or four-year service period, and all options or SARs not exercised expire ten years after the date of grant, except Mr. Ralls' 2008 stock option grant, which has a three-year cliff vesting, and Mr. Russell's unexercised awards, which expire August 12, 2015.

(2) The amounts set forth in this column equal the number of shares indicated multiplied by the closing price of Rowan common stock of $30.33 on December 30, 2011, the last business day of 2011.

2011 Option Exercises and Stock Vested

The following table shows the number and value of stock options exercised and stock vested during 2011 for our NEOs.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)(2)**
Ralls	—	—	53,689	2,155,192
Burke	—	—	29,925	1,119,794
Keller	12,473	371,758	18,706	754,628
Buvens	6,700	141,705	14,671	592,235
Wells	5,025	106,279	14,359	578,832
Russell (3)	—	—	24,949	1,005,654

---

(1) The amounts set forth in this column equal the number of shares of stock acquired upon exercise during 2011 multiplied by the difference between the option exercise price and closing price of Rowan common stock on the dates of exercise.

(2) The amounts set forth in this column equal the number of shares of restricted stock and performance-based stock awards that vested during 2011 multiplied by the closing price of Rowan common stock on the date of vesting.

(3) Mr. Russell resigned as an executive officer on July 28, 2011. Information is as of May 9, 2011, the date of Mr. Russell's most recent Form 4.

Equity Compensation Plans Not Approved by Security Holders

There are no equity compensation plans that have not been approved by our stockholders.

Pension Benefits Table

The table below shows the present value of accumulated benefit for each NEO at December 31, 2011. We have provided the present value of accumulated benefits at December 31, 2011 using a discount rate of 4.59% for the Rowan Pension Plan and 4.41% for the Rowan benefit restoration plan ("SERP").

	Plan Name	**Number of Years of Credited Service (#)**	**Present Value of Accumulated Benefit($)**	**Payments During Last Fiscal Year($)**
Ralls	Rowan Pension	3	41,204	0
	Rowan SERP	3	411,848	0
Burke	Rowan Pension	1	12,372	0
	Rowan SERP	1	0	0
Keller	Rowan Pension	19	1,138,639	0
	Rowan SERP	19	504,680	0
Buvens	Rowan Pension	31	1,691,797	0
	Rowan SERP	31	536,421	0
Wells	Rowan Pension	17	763,433	0
	Rowan SERP	17	264,617	0
Russell	Rowan Pension	27	1,291,228	0
	Rowan SERP	27	519,429	0

Potential Post-Employment Payment Table

The following table reflects benefits payable in the event of voluntary termination, involuntary termination or a change in control as if the termination date were December 31, 2011 under the Company's pension plans and SERPs:

	Plan name	Age at 12/31/2011	Frozen Plan benefit monthly annuity – starting age 60	Frozen Plan benefit monthly annuity – Starting January 1, 2011	Cash balance lump sum – starting age 60	Cash balance lump sum – starting January 1, 2012
Ralls	Rowan Pension	62.49	N/A	N/A	$41,204	$41,204
	Rowan SERP	62.49	N/A	N/A	411,848	411,848
Burke	Rowan Pension	44.27	N/A	N/A	25,062	11,458
	Rowan SERP	44.27	N/A	N/A	0	0
Keller	Rowan Pension	59.61	$5,459	$5,345	88,889	87,792
	Rowan SERP	59.61	1,542	1,510	188,213	185,890
Buvens	Rowan Pension	55.97	9,088	7,232	130,046	106,604
	Rowan SERP	55.97	1,883	1,498	215,644	176.774
Wells	Rowan Pension	49.69	4,741	2,294	114,793	68,979
	Rowan SERP	49.69	789	382	216,544	130,122
Russell (1)	Rowan Pension	N/A	N/A	N/A	N/A	N/A
	Rowan SERP	N/A	N/A	N/A	N/A	N/A

(1) Potential post-employment benefits are not applicable for Mr. Russell due to his termination during 2011.

DIRECTOR COMPENSATION

The Board approved the following 2011 annual compensation for our non-management directors, plus reimbursement for reasonable expenses:

	2011 Cash Annual Retainer
Board of Directors	$70,000
Chairman (additional retainer)	$100,000 (1)
HSE and NCG Committee Chairs	$10,000
Audit and Compensation Committee Chairs	$15,000

(1) Effective January 1, 2012, the Board approved an increase in the Chairman's 2012 annual retainer to $150,000.

In addition, on the date of the last annual meeting in 2011, each director received restricted stock units ("RSUs") under the 2009 Rowan Companies Inc. Incentive Plan (the "2009 Plan") equal in value to $140,000. Such RSUs vest on the earlier of the first anniversary date of the grant (April 28, 2012) or the date of the next annual meeting, and are settled upon termination of service from the Board. Newly elected outside directors receive RSUs with a value of $25,000 upon election. Directors do not receive meeting fees.

In 2011, our non-management directors received the compensation shown below, plus reimbursement for reasonable travel expenses. Mr. Ralls is an employee of the Company and does not receive any additional compensation for serving as a director.

Name	Fees Earned in Cash($)(1)	Stock Awards(2)(3)($)	Total($)
R. G. Croyle	70,000	140,015	210,015
William T. Fox III	85,000	140,015	225,015
Sir Graham Hearne	80,000	140,015	220,015
Thomas R. Hix	70,000	140,015	210,015
Robert E. Kramek	70,000	140,015	210,015
Frederick R. Lausen	70,000	140,015	210,015
H. E. Lentz	170,000	140,015	310,015
Lord Moynihan	80,000	140,015	220,015
Suzanne P. Nimocks	70,000	140,015	210,015
P. Dexter Peacock	85,000	140,015	225,015
John J. Quicke	70,000	140,015	210,015

(1) Amounts reflect retainers earned in 2011.

(2) The amount in the table reflects the aggregate grant date fair value related to the 2011 grants based upon the number of RSUs awarded and the fair market value of Rowan common stock on the grant date calculated in accordance with FASB ASC Topic 718. We account for RSU awards as a "liability" award under ASC 718. A discussion of the assumptions used in calculating the grant date fair value is set forth in Note 8 of the Notes to Consolidated Financial Statements of the original Form 10-K filed with the SEC on February 28, 2012. The aggregate number of RSUs held by each director is shown in "Security Ownership of Certain Beneficial Owners and Management" below.

(3) No amounts were expensed in 2011 in connection with stock option awards. We have not issued stock options to non-employee directors since 2004 and all outstanding options are fully vested. The aggregate number of stock options held by each director is shown in "Security Ownership of Certain Beneficial Owners and Management" below.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis, as provided below, with management. Based on its review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's 2012 proxy statement.

The Compensation Committee of the Board of Directors

Thomas R. Hix, Chairman
Sir Graham Hearne
H. E. Lentz
John J. Quicke
Suzanne P. Nimocks

April 9, 2012

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the year ended December 31, 2011, the Compensation Committee consisted of Messrs. Peacock (Chair), Hearne, Hix, Lentz, Nimocks and Quicke, all of whom were independent non-management directors. None of the Compensation Committee members has served as an officer or employee of the Company, and none of the Company's executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Company's Board of Directors.

ITEM 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS***

Security Ownership of Certain Beneficial Owners and Management

The following tables show the beneficial ownership of outstanding shares of our common stock as of April 17, 2012 (based upon 124,179,965 shares outstanding as of that date) for the following persons:

- Each director or nominee;
- Our principal executive officer, our principal financial officer and the other three highest paid officers of the Company, in addition to D. P. Russell who resigned as an executive officer of the Company on July 28, 2011; and
- All of our directors and executive officers as a group.

For our directors and officers, the information includes shares that they could acquire through June 16, 2012 by the exercise of stock options or stock appreciation rights ("SARs") or shares of restricted stock or RSUs that would otherwise vest by that date. As of April 17, 2012, none of the shares shown below were pledged. Unless otherwise indicated, each individual has sole voting and dispositive power with respect to the shares shown below. None of the officers or directors owns one percent or more of our common stock.

	Restricted (1)	Shares	Savings Plan (2)	Options/ SARs (3)	Aggregate Beneficial Ownership	Percent of Class (4)
Directors:						
R. G. Croyle	18,015	21,958	-	-	39,973	*
William T. Fox III	25,057	9,000	-	6,000	40,057	*
Sir Graham Hearne	21,890	1,000	-	10,000	32,890	*
Thomas R. Hix	11,888	-	-	-	11,888	*
H. E. Lentz	25,057	39,000	-	6,000	70,057	*
Lord Moynihan (5)	25,057	7,000	-	6,000	38,057	*
Suzanne P. Nimocks	4,157	-	-	-	4,157	*
P. Dexter Peacock	21,890	5,505	-	5,000	32,395	*
John J. Quicke	11,888	1,000	-	-	12,888	*
W. Matt Ralls	172,985	81,075	-	184,249	438,309	*
Other NEOs:						
Thomas P. Burke	29,736	15,707	-	-	45,443	*
M. A. Keller	50,047	120,751	4,449	113,052	288,299	*
J. L. Buvens	38,274	64,169	-	96,959	199,402	*
W. H. Wells (6)	37,962	45,921	13,228	63,945	161,056	*
All Directors and Executive Officers as a group (17 persons)	569,468	474,150	20,044	514,439	1,578,101	1.27%
D. P. Russell (7)	64,913	43,875	10,352	69,330	188,470	*

* Ownership of less than 1 percent of our common stock.

(1) For each of our non-employee directors, amounts shown are RSUs that may be converted to cash or stock upon a director's termination of service from the Board. For each of our officers, amounts shown are shares of restricted stock over which such officer currently has voting power but not dispositive power.

(2) As of March 31, 2011, Savings Plan participants have sole voting power and limited dispositive power over such shares.

(3) The number of shares issuable under SARs is based on the average of the high and low stock price on April 17, 2012 of $32.94.

(4) Based on 124,179,965 outstanding shares of common stock on April 17, 2012.

(5) Shares held by Lord Moynihan include 3,000 shares held indirectly through a pension trust.

(6) Does not include 200 shares held by Mr. Wells' father-in-law; Mr. Wells disclaims beneficial ownership of such shares.

(7) Mr. Russell resigned as an executive officer on July 28, 2011. Beneficial ownership information is as of May 9, 2011, the date of filing of Mr. Russell's most recent Form 4, plus 30,072 shares of restricted stock granted to Mr. Russell on August 12, 2011 pursuant to his severance agreement.

As of April 17, 2012, the Company did not know of any person who beneficially owned in excess of 5% of the Company's outstanding shares of common stock, except as set forth in the table below:

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Class [1]
BlackRock, Inc. [2] 40 East 52nd Street New York, NY 10022	10,731,399	8.64%
FMR LLC [3] 82 Devonshire Street Boston, Massachusetts 02109	8,575,730	6.91%
The Vanguard Group, Inc. [4] 100 Vanguard Boulevard Malvern, PA 19355	6,724,310	5.42%
First Pacific Advisors, LLC [5] 11400 West Olympic Boulevard, Suite 1200 Los Angeles, CA 90064	6,719,900	5.41%
State Street Corporation [6] State Street Financial Center One Lincoln Street Boston, MA 02111	6,224,600	5.01%

(1) Based on 124,179,965 outstanding shares of common stock as of April 17, 2012.

(2) As reported on Schedule 13G/A (filed with the SEC on February 10, 2012) by BlackRock, Inc. and certain of its subsidiaries. BlackRock reports sole investment and sole dispositive power over all shares reported above.

(3) As reported on Schedule 13G (filed with the SEC on February 14, 2012) by FMR LLC, a parent holding company. FMR LLC is the beneficial owner of all 8,575,730 shares, has sole dispositive power over all 8,575,730 shares and has sole voting power over 1,928,990 shares. Edward C. Johnson III serves as Chairman of FMR LLC. Members of the Edward C. Johnson III family own shares representing approximately 49 percent of the voting power of FMR LLC. Mr. Johnson and members of his family may be deemed to form a controlling group with respect to the common voting stock of FMR LLC. Of these 8,575,730 shares, 6,638,140 shares are beneficially owned by Fidelity Management & Research Company, an investment advisor and a wholly owned subsidiary of FMR LLC; 40,217 shares are beneficially owned by Fidelity Management Trust Company, a bank as defined in Section 3(a)(6) of the Exchange Act and wholly owned subsidiary of FMR LLC; 4,340 shares are beneficially owned by Strategic Advisers, Inc., an investment advisor and wholly owned subsidiary of FMR LLC; 23,610 shares are beneficially owned by Pyramis Global Advisors, LLC, an investment advisor and indirect wholly owned subsidiary of FMR LLC; and 1,177,990 shares are beneficially owned by Pyramis Global Advisors Trust Company, a bank as defined in Section 3(a)(6) of the Exchange Act. FIL Limited ("FIL"), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under Section 13(d)(1) of the Exchange Act, is the beneficial owner of 691,433 shares. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25 percent and less than 50 percent of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. FMR LLC and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) of the Exchange Act.

(4) As reported on Schedule 13G (filed with the SEC on February 10, 2012) by The Vanguard Group, Inc. and certain of its subsidiaries ("Vanguard"). Vanguard reports sole voting power over 176,624 shares, sole dispositive power over 6,547,686 shares and shared dispositive power over 176,624 shares.

(5) As reported on Schedule 13G (filed with the SEC on February 14, 2012) by First Pacific Advisors, LLC ("FPA"), Robert L. Rodriguez, Managing Member of FPA, J. Richard Atwood, Managing Member of FPA and Steven T. Romick, Managing Member of FPA. FPA, in its capacity as investment advisor to its various clients, may be deemed to be the beneficial owner of the shares reported above, as in its capacity as investment advisor it has shared voting power over 2,763,500 shares and the power to dispose or direct the disposition of all shares of the issuer owned by its clients. Each of Messrs. Rodriguez, Atwood and Romick, as part-owners and Managing Members of FPA, is a controlling person of FPA and may be deemed to beneficially own such shares, and each disclaims beneficial ownership of such shares.

(6) As reported on Schedule 13G (filed with the SEC on February 13, 2012) by State Street Corporation, acting in various fiduciary capacities. The reporting person has shared voting and dispositive power of the shares reported above, and disclaims beneficial ownership of such shares.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued under equity compensation plans as of December 31, 2011.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	800,687	$ 21.84	1,812,587
Equity compensation plans not approved by security holders	–	–	–
Total	800,687	$ 21.84	1,812,587

(1) The number of securities to be issued includes (i) 559,205 options and 241,482 shares issuable under outstanding SARs (see note (2) below).

(2) The weighted-average exercise price in column (b) is based on (i) 559,205 shares under outstanding options with a weighted average exercise price of $23.26 per share, and (ii) 241,482 shares of stock that would be issuable in connection with 1,188,435 stock appreciation rights (SARs) outstanding at December 31, 2011. The number of shares issuable under SARs is equal in value to the excess of the Rowan stock price on the date of exercise over the exercise price. The number of shares under SARs included in column (a) was based on a December 31, 2011 closing stock price of $30.33 and a weighted-average exercise price of $27.47 per share.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Related Party Transaction Policy

All transactions with related parties must be made in compliance with the Sarbanes-Oxley Act and our Code of Business Conduct and Ethics. Such transactions must have a legitimate business purpose, and must be on terms no less favorable to us than could be obtained from unrelated third parties. Each year, directors, officers and certain employees are required to complete a questionnaire regarding conflicts of interest, including related party transactions, and to provide such information to our compliance officer. In addition, pursuant to our Code of Business Conduct and Ethics policy, all directors, officers and employees must report any actual or potential conflicts of interest to our compliance officer. Our compliance officer reports such matters to our Audit Committee for further review, with consultation with the Board if warranted. Each of the transactions discussed below was reviewed by the Audit Committee and approved by the Board of Directors.

The Company employs an individual who is related to one of our NEOs. Since October 2008, Mr. Matt G. Keller, who is the brother of Mr. Mark A. Keller, our Executive Vice President—Business Development, has served as a sales and marketing manager. Matt G. Keller previously served as the manager of certain of our properties used for business entertainment (from August 2006 until October 2008) and as a vice president of one of our manufacturing subsidiaries (from January 2002 to August 2006). In 2011, he received approximately $158,480 in cash compensation (including approximately $140,000 in base wages and $18,480 in bonus) plus a grant of restricted shares valued at approximately $76,635 on the 2011 grant date.

From time to time, the Company has purchased equipment and related services in the ordinary course of business from S&N Pump Co. ("S&N"). S&N was previously owned and operated by the family of the brother-in-law of Mr. Buvens, our Executive Vice President, Legal, prior to the sale of S&N in 2010. S&N currently employs the sister and brother-in-law of Mr. Buvens, but Mr. Buvens had no role in purchases by the Company from S&N. The Company believes the amounts paid to S&N for equipment and services purchased were reasonable and reflected prices comparable to those charged by S&N to third parties for similar equipment and services. In 2010 and 2011, S&N sold the Company equipment totaling approximately $1.5 million (approximately 4.2% of S&N sales) and $3.9 million (approximately 9.1% of S&N sales), respectively.

Director Independence

The Board undertakes its annual review of director independence in the first quarter of each year. During the review, the Board considers transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates, including the relationship reported below. The purpose of this review is to determine whether any relationships or transactions existed that were inconsistent with a determination that the director is independent. Certain of our directors serve on boards of directors of, or own minor interests in, companies we do business with, either as a customer or vendor. The Board reviewed the types of transactions, dollar amounts and significance to the Company of each relationship. The Board affirmatively determined that the transactions between the Company and those entities were not material to either party. As a result of this review, the Board affirmatively determined that all of the directors are independent of the Company and its management, with the exception of Mr. Ralls, our Chief Executive Officer.

Mr. Peacock, a director of the Company, is Of Counsel to, and his son is a partner of, Andrews Kurth LLP, a law firm from which Mr. Peacock retired as a partner in 1997. The Company seeks legal advice from many different law firms and sometimes relies on Andrews Kurth for corporate and securities law matters. During 2011, we paid Andrews Kurth approximately $531,000 in legal fees, which the Company believes reflected market rates for services rendered. During 2011, the Company received legal services from over forty law firms around the world. By fees paid, Andrews Kurth ranked approximately sixth among such firms. In addition, the Company believes such fees represented less than one fourth of one percent (1/4 of 1%) of the law firm's 2011 revenues. The engagement of Andrews Kurth was approved by the Board of Directors. Mr. Peacock is paid a fixed amount of $ 100,000 in an annual stipend as Of Counsel to the firm. Mr. Peacock does not actively practice law or participate in the earnings of the firm, and is not eligible for bonuses or other incentive payments from the firm.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The Audit Committee has appointed Deloitte & Touche LLP as the Company's independent auditor for the fiscal year ending December 31, 2012, subject to stockholder ratification.

The Audit Committee approves Deloitte's audit and non-audit services in advance as required under Sarbanes-Oxley and SEC rules. Before the commencement of each fiscal year, the Audit Committee appoints the independent auditor to perform audit services that the Company expects to be performed for the fiscal year and appoints the auditor to perform audit-related, tax and other permitted non-audit services. In addition, the Audit Committee approves the terms of the engagement letter to be entered into by the Company with the independent auditor. The Audit Committee has also delegated to its Chairman the authority, from time to time, to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Company's independent auditors and associated fees, provided that the Chairman shall report any decisions to pre-approve such audit-related and non-audit services and fees to the full Audit Committee at its next regular meeting.

The table below sets forth the fees paid to Deloitte & Touche LLP over the past two years. All such audit, audit-related and tax services were pre-approved by the Audit Committee, which concluded that the provision of such services by Deloitte & Touche LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

Fees billed by Deloitte & Touche LLP in 2010 and 2011 were as follows:

	2011	2010
Audit fees (a)	$ 1,959,983	$ 2,047,157
Audit-related fees (b)	502,455	653,761
Tax fees (c)	2,913,646	845,449
All other fees	-	-
Total	$ 5,376,084	$ 3,546,367

(a) Fees for audit services billed in 2010 and 2011 consisted of:

- Audit of the Company's annual financial statements;
- Reviews of the Company's quarterly financial statements;
- Statutory audits;
- Services related to SEC matters; and
- Attestation of management's internal controls, as required by Section 404 of the Sarbanes-Oxley Act.

(b) Fees for audit-related services billed in 2010 consisted of a separate financial audit of the Company's manufacturing business, assistance with the Company's acquisition of Skeie Drilling and Production AS, and subscriptions to an online technical library. Fees for audit-related services billed in 2011 consisted of the separate financial audit of the Company's manufacturing business and assistance with the sale of the Company's manufacturing and land business.

(c) Fees for tax services billed in 2010 and 2011 consisted of tax compliance and tax planning advice. Tax compliance services are services rendered based upon facts already in existence or transactions that have already occurred to document, compute, and obtain government approval for amounts to be included in tax filings.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Index to Financial Statements, Financial Statement Schedules and Exhibits

(1) *Financial Statements*

No financial statements or schedules are filed with this report on Form 10-K/A.

(2) *Financial Statement Schedules*

No financial statements or schedules are filed with this report on Form 10-K/A.

(3) *Exhibits*

The exhibits of the Company are listed below under Item 15(b).

(b) Exhibits:

Exhibit Number	Description
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROWAN COMPANIES, INC.
(Registrant)

By: /s/ W. Matt Ralls
W. Matt Ralls
President and Chief Executive officer

Date: April 30, 2012